     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JULY 29, 1998

                                                      REGISTRATION NO. 333-
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                    FORM S-1
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933

                             SKECHERS U.S.A., INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

            DELAWARE                           5139                          95-4376145
(STATE OR OTHER JURISDICTION OF    (PRIMARY STANDARD INDUSTRIAL           (I.R.S. EMPLOYER
 INCORPORATION OR ORGANIZATION)    CLASSIFICATION CODE NUMBER)         IDENTIFICATION NUMBER)

                         228 MANHATTAN BEACH BOULEVARD
                       MANHATTAN BEACH, CALIFORNIA 90266
                                 (310) 318-3100
              (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
       INCLUDING AREA CODE, OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                                ROBERT GREENBERG
               CHAIRMAN OF THE BOARD AND CHIEF EXECUTIVE OFFICER
                               MICHAEL GREENBERG
                                   PRESIDENT
                             SKECHERS U.S.A., INC.
                         228 MANHATTAN BEACH BOULEVARD
                       MANHATTAN BEACH, CALIFORNIA 90266
                                 (310) 318-3100
           (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
                  INCLUDING AREA CODE, OF AGENTS FOR SERVICE)

                                   COPIES TO:

            THOMAS J. POLETTI, ESQ.                           BARRY E. TAYLOR, ESQ.
             SUSAN B. KALMAN, ESQ.                            CRAIG D. NORRIS, ESQ.
            KATHERINE J. BLAIR, ESQ.                             ANNA ITOI, ESQ.
  FRESHMAN, MARANTZ, ORLANSKI, COOPER & KLEIN           WILSON SONSINI GOODRICH & ROSATI,
       9100 WILSHIRE BOULEVARD, SUITE 8E                     PROFESSIONAL CORPORATION
        BEVERLY HILLS, CALIFORNIA 90212                         650 PAGE MILL ROAD
            TELEPHONE (310) 273-1870                       PALO ALTO, CALIFORNIA 94304
            FACSIMILE (310) 274-8357                         TELEPHONE (650) 493-9300
                                                             FACSIMILE (650) 493-6811

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
As soon as practicable after the effective date of this Registration Statement.

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box: [ ]

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering. [ ]

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                        CALCULATION OF REGISTRATION FEE

------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------
                                                                  PROPOSED MAXIMUM
TITLE OF EACH CLASS OF SECURITIES                                AGGREGATE OFFERING              AMOUNT OF
TO BE REGISTERED                                                      PRICE(1)               REGISTRATION FEE
------------------------------------------------------------------------------------------------------------------
Common Stock, $.001 par value...............................        $115,057,500                  $33,942
------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------

(1) Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(o) under the Securities Act of 1933.

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933, AS AMENDED, OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID
SECTION 8(A), MAY DETERMINE.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

     INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                                                           SUBJECT TO COMPLETION
                                                                   JULY 29, 1998

                                                     Shares
                             SKECHERS U.S.A., INC.
                                     [LOGO]
                                  Common Stock

                               ------------------

     All of the                shares of common stock, par value $.001 per share
(the "Common Stock"), offered hereby (the "Offering") are being sold by Skechers U.S.A., Inc., a Delaware corporation (the "Company"). Prior to the Offering, there has been no public market for the Common Stock. It is currently anticipated that the initial public offering price will be between $ and $ per share. See "Underwriting" for a discussion of factors to be considered in determining the initial public offering price.

     The Company intends to apply for listing of the Common Stock on the New York Stock Exchange under the symbol "SKX."
                               ------------------

 THE OFFERING INVOLVES A HIGH DEGREE OF RISK. SEE "RISK FACTORS" COMMENCING ON
                                    PAGE 8.

                               ------------------

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
                               CRIMINAL OFFENSE.

--------------------------------------------------------------------------------------------------------------
--------------------------------------
--------------------------------------------------------------------------------------------------------------

                                                PRICE                UNDERWRITING              PROCEEDS
                                                  TO                DISCOUNTS AND                 TO
                                                PUBLIC              COMMISSIONS(1)            COMPANY(2)
--------------------------------------------------------------------------------------------------------------
Per Share.............................            $                       $                       $
--------------------------------------------------------------------------------------------------------------
Total(3)..............................            $                       $                       $
--------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------

(1) The Company and the principal stockholder of the Company (the "Selling Stockholder") have agreed to indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."

(2) Before deducting expenses of the Offering, all of which will be payable by the Company, estimated at $2,000,000.

(3) The Selling Stockholder has granted the Underwriters a 30-day option to
    purchase up to                additional shares of Common Stock, solely to
    cover over-allotments, if any. To the extent that the option is exercised, the Underwriters will offer the additional shares at the Price to Public shown above. If the option is exercised in full, the total Price to Public, Underwriting Discounts and Commissions and Proceeds to Selling Stockholder
    will be $          , $          and $          , respectively. See
    "Underwriting."

     The shares of Common Stock are offered by the several Underwriters, subject to prior sale, when, as and if delivered to and accepted by them, subject to the right of Underwriters to reject any order in whole or in part. It is expected that delivery of the shares of Common Stock will be made at the offices of BT
Alex. Brown Incorporated, Baltimore, Maryland, on or about             , 1998.

                               ------------------

BT ALEX. BROWN                                PRUDENTIAL SECURITIES INCORPORATED

           THE DATE OF THIS PROSPECTUS IS                     , 1998

                                   [PICTURES]

     CERTAIN PERSONS PARTICIPATING IN THE OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK, INCLUDING PURCHASES OF THE COMMON STOCK TO STABILIZE ITS MARKET PRICE, PURCHASES OF THE COMMON STOCK TO COVER SOME OR ALL OF A SHORT POSITION IN THE COMMON STOCK MAINTAINED BY THE UNDERWRITERS AND THE IMPOSITION OF PENALTY BIDS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and Financial Statements, including the Notes thereto, appearing elsewhere in this Prospectus. This Prospectus, in addition to historical information, contains forward-looking statements including, but not limited to, statements regarding the Company's plans to increase the number of retail locations and styles of footwear, the maintenance of customer accounts and expansion of business with such accounts, the successful implementation of the Company's strategies, future growth and growth rates and future increases in net sales, expenses, capital expenditures and net earnings. Without limiting the foregoing, the words "believes," "anticipates," "plans," "expects," "may," "will," "intends," "estimates" and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve risks and uncertainties, and the Company's actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth under "Risk Factors" and elsewhere in this Prospectus.

                                  THE COMPANY

     Skechers U.S.A., Inc. ("Skechers" or the "Company") designs and markets branded contemporary casual, active, rugged and lifestyle footwear for men, women and children. The Company's objective is to become the premier source of contemporary casual and active footwear while ensuring the longevity of both the Company and the Skechers brand name through controlled, well managed growth. The Company strives to achieve this objective by developing and offering a balanced assortment of basic and fashionable merchandise across a wide spectrum of product categories and styles, while maintaining a diversified, low-cost sourcing base and controlling the growth of its distribution channels. The Company sells its products to department stores such as Nordstrom, Macy's, Dillard's, Robinson's-May and JC Penney, and specialty retailers such as Genesco's Journeys and Jarman chains, The Venator Group's Foot Locker and Lady Foot Locker chains, Pacific Sunwear and Florsheim. The Company also sells its products both internationally in over 120 countries and territories through major international distributors and directly to consumers through 26 of its own retail stores.

     The Company has realized rapid growth since inception, increasing net sales from $42.7 million in 1993 to $183.8 million in 1997. From 1996 to 1997, the Company experienced a 59.3% and 205.1% increase in net sales and earnings from operations, respectively. The Company also experienced an improvement in gross profit as a percentage of net sales from 29.6% to 37.4% and in earnings from operations as a percentage of net sales from 4.4% to 8.5% over this same period, resulting in part from the shift to offering Skechers product exclusively and in part from economies of scale. For the quarter ended March 31, 1998, the Company realized a 117.0% increase in net sales compared to the comparable period from the prior year while increasing gross profit as a percentage of net sales from 33.4% to 37.6%. In 1998, the Company achieved profitability in the first calendar quarter for the first time in its history, a fiscal period which is typically adversely affected by seasonal fluctuations.

     Management believes the Skechers product offerings of men's, women's and children's footwear appeal to a broad customer base between the ages of 5 and 40 years. Management believes the Company's strategy of providing a growing and balanced assortment of quality basic footwear and seasonal and fashion footwear with progressive styling at competitive prices gives Skechers this broader based customer appeal. Skechers men's and women's footwear are primarily designed with the active, youthful lifestyle of the 12 to 25 year old age group in mind. The Company's product offerings include casual and utility oxfords, loggers, boots and demi-boots; skate, street and fashion sneakers; hikers, trail runners and joggers; sandals, slides and other open-toe footwear; and dress casual shoes. The Company continually seeks to increase the number of styles offered and the breadth of categories with which the Skechers brand name is identified. This style expansion and category diversification is balanced by the Company's strong performance in its basic styles. The Company increased its styles offered from approximately 390 for the three months ended March 31,

1997 to approximately 600 for the three months ended March 31, 1998. For the three months ended March 31, 1998, approximately 54.0% of the Company's gross sales of men's footwear were generated from basic styles that have been in the Company's line for at least three seasons. Management's goal is to achieve a comparable portion of gross sales of its women's and children's lines in its basic styles with sufficient operating history. The Company's women's and children's lines have only recently been expanded and emphasized, and many styles within these lines have only recently been introduced.

     The Company's strategy in children's footwear is to adapt current fashion from the Company's men's and women's lines by modifying designs and choosing colors and materials that are more suitable to the playful image Skechers has established in the children's footwear market. The Skechers children's line is comprised primarily of shoes that are designed like their adult counterparts but in "takedown" versions, so that the younger set can wear the same popular styles as their older siblings and schoolmates. The playful image of Skechers children's footwear is further enhanced by the Company's Skechers Lights line, which features motion- and contact-activated lights in the outsole and other areas of the shoes. During 1997, the Company's gross footwear sales were derived 60.4% from men's, 27.8% from women's and 11.8% from children's footwear.

     The Company was founded in 1992 as a distributor of Dr. Martens footwear. The Company began designing and marketing men's footwear under the Skechers brand name and other brand names including "Cross Colours," "Karl Kani" and "So . . . L.A." in 1992. Shortly after launching these branded footwear lines, the Company discontinued distributing Dr. Martens footwear. In 1995, the Company began to shift its focus to the Skechers brand name by de-emphasizing the sale of "Kani" branded products and discontinuing the sale of "Cross Colours" and "So . . . L.A." branded footwear. In early 1996, the Company substantially increased its product offerings in and marketing focus on its Skechers women's and children's lines. The Company divested the "Karl Kani" license in August 1997. Substantially all of the Company's products are marketed under the Skechers name.

     The Company's operating strategies are intended to continue to differentiate the Company from other participants in the footwear market and to provide controlled, well managed growth. These strategies include: (i) offering a breadth of innovative products, (ii) enhancing and broadening the Skechers brand name, (iii) maximizing the strategic value of retail distribution, (iv) controlling the growth of distribution channels and (v) leveraging the experience of the management team and the infrastructure the Company has established. The Company produces over 600 different styles of footwear in a broad array of men's, women's and children's designs in an effort to diversify product risk and increase the potential market available to the Company. In keeping with its strategy, the Company has implemented an extensive marketing campaign to build the Skechers brand name and its association with casual and lifestyle footwear in general, as opposed to any single category of footwear. The Company uses its retail stores to strengthen its brand name image and showcase the range of its product offerings as well as to liquidate close-outs, odd sizes and excess inventory more effectively. Nevertheless, each of the Company's stores that was open for a full quarter made a positive contribution to earnings in 1997. The Company has also made a strategic decision not to open any new accounts through December 31, 1998 in an effort to manage the Company's rapid growth, ensure the integrity of the Skechers brand name and limit markdowns, allowances and returns. Management believes it has the experience and has established the infrastructure of personnel, information systems and distribution capabilities to manage this growth.

     In an effort to increase net sales and earnings, the Company has also developed five growth strategies. First, the Company plans to continue to expand its product offerings by developing new styles in existing categories as well as entering categories in which the Company does not currently produce styles. Second, the Company intends to increase penetration of its existing account base by (i) increasing the number of styles carried by existing accounts, (ii) increasing sell-through at the retail level for its existing accounts through increased marketing efforts and (iii) opening new locations with existing accounts. Third, the Company plans to open six new retail locations in the remainder of 1998 and approximately 18 new retail locations in 1999. The Company also plans to launch a mail-order catalog and Internet website distribution in the near future. Fourth, the

Company plans to increase international sales through distribution agreements with partners in countries in which the Company does not currently have distribution. The Company is also exploring selling directly to retailers in certain European countries in which the Company does not currently have distribution and selectively opening flagship retail stores internationally either on its own or through joint ventures. Fifth, the Company is exploring licensing the Skechers brand name for certain accessories and apparel in a manner and with such partners as management believes will increase earnings and maintain the integrity of the Skechers brand name.

                                  THE OFFERING

Common Stock offered by the Company..........  shares
Common Stock to be outstanding after the
  Offering(1)................................  shares
Use of Proceeds..............................  The net proceeds will be used to repay indebtedness and to fund the Final Tax
                                               Distribution and the Final S Corporation
                                               Distribution. See "Use of Proceeds."
Proposed New York Stock Exchange Symbol......  "SKX"

---------------
(1) Excludes options to acquire            shares outstanding as of March 31,
    1998 at a per share exercise price of $    . Options to purchase an
    aggregate of              shares are expected to be granted to certain
    employees and non-employee directors of the Company on the effective date of the Offering at an exercise price equal to the initial public offering price. See "Management -- Stock Options."

                            ------------------------

     The Company's corporate headquarters are located at 228 Manhattan Beach Boulevard, Manhattan Beach, California 90266, and its telephone number is (310) 318-3100.

     Skechers, Street Cleat and Wompers are registered trademarks and Fatsoles, Jammers, S Lights and Blasters are trademarks of the Company, and all other trademarks or tradenames referred to in this Prospectus are the property of their respective owners.

                            ------------------------

     Except as otherwise specified, all information in this Prospectus (i) assumes no exercise of the Underwriters' over-allotment option (see "Underwriting"), (ii) excludes shares of Common Stock reserved for issuance under the Company's 1998 Stock Option, Deferred Stock and Restricted Stock Plan (the "Stock Option Plan") and the Company's 1998 Employee Stock Purchase Plan (the "1998 Purchase Plan") and (iii) gives effect to the reincorporation of the Company in Delaware, which will be effected prior to the consummation of the Offering, whereby the existing California corporation will be merged into a newly formed Delaware corporation and pursuant to which each outstanding share of Common Stock of the existing California corporation will be exchanged for shares of $.001 par value Common Stock of the new Delaware corporation. Unless the context indicates otherwise, all references herein to the Company refer to Skechers U.S.A., Inc. and its predecessor entity.

                             SUMMARY FINANCIAL DATA
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                                                  THREE MONTHS
                                                                                                     ENDED
                                                YEAR ENDED DECEMBER 31,                            MARCH 31,
                               ---------------------------------------------------------      --------------------
                                1993       1994        1995          1996         1997         1997         1998
                               -------    -------    --------      --------     --------      -------      -------
STATEMENT OF OPERATIONS DATA:
Net sales....................  $42,725    $90,755    $110,649      $115,410     $183,827      $27,591      $59,873
Cost of sales................   27,131     61,579      78,692        81,199      115,104       18,384       37,390
                               -------    -------    --------      --------     --------      -------      -------
  Gross profit...............   15,594     29,176      31,957        34,211       68,723        9,207       22,483
Royalty income, net..........       --      1,012       1,843         1,592          894          612          132
                               -------    -------    --------      --------     --------      -------      -------
                                15,594     30,188      33,800        35,803       69,617        9,819       22,615
Operating expenses...........   10,780     26,682      32,000        30,678(1)    53,981       10,118       20,110
                               -------    -------    --------      --------     --------      -------      -------
  Earnings (loss) from
    operations...............    4,814      3,506       1,800         5,125       15,636         (299)       2,505
                               -------    -------    --------      --------     --------      -------      -------
Other income (expense):
  Interest...................     (642)    (2,461)     (3,676)       (3,231)      (4,186)        (700)      (1,484)
  Other, net.................      (38)        18         214            61          (37)          68           64
                               -------    -------    --------      --------     --------      -------      -------
                                  (680)    (2,443)     (3,462)       (3,170)      (4,223)        (632)      (1,420)
  Earnings (loss) before
    income taxes and
    extraordinary credit.....    4,134      1,063      (1,662)        1,955       11,413         (931)       1,085
  Net earnings (loss)........  $ 4,011    $ 1,009    $ (1,222)(2)  $  1,910     $ 11,023      $  (899)     $ 1,052
PRO FORMA STATEMENT OF
  OPERATIONS DATA(3):
  Earnings (loss) before
    income taxes and
    extraordinary credit.....  $ 4,134    $ 1,063    $ (1,662)     $  1,955     $ 11,413      $  (931)     $ 1,085
  Income taxes (benefit).....    1,654        425        (665)          782        4,565         (372)         434
                               -------    -------    --------      --------     --------      -------      -------
  Earnings (loss) before
    extraordinary credit.....    2,480        638        (997)        1,173        6,848         (559)         651
  Extraordinary credit,
    net......................       --         --         270(2)         --           --           --           --
                               -------    -------    --------      --------     --------      -------      -------
  Net earnings (loss)........  $ 2,480    $   638    $   (727)     $  1,173     $  6,848      $  (559)     $   651
                               =======    =======    ========      ========     ========      =======      =======
  Net earnings per share(4):
    Basic....................                                                   $                          $
    Diluted..................                                                   $                          $
  Weighted average shares(4):
    Basic....................
    Diluted..................

                                                                    AS OF MARCH 31, 1998
                                                         ------------------------------------------
                                           AS OF                                      PRO FORMA
                                     DECEMBER 31, 1997   ACTUAL    PRO FORMA(5)   AS ADJUSTED(5)(6)
                                     -----------------   -------   ------------   -----------------
BALANCE SHEET DATA:
Working capital....................       $17,081        $17,246     $13,646          $ 69,396
Total assets.......................        90,881         96,436      96,436           102,281
Total debt.........................        39,062         63,746      67,346             2,900
Stockholders' equity...............        11,125         11,874       8,274            78,565

---------------
(1) Operating expenses for 1996 include a $530,000 charge to operations related to costs of the terminated public offering of the "Kani" division.

(2) Includes an extraordinary gain of $443,000 net of state income taxes of $7,000 ($270,000 on a pro forma basis, net of $180,000) resulting from the acceleration of the repayment of a note. See Note 12 of Notes to Financial Statements.

(3) Reflects adjustments for Federal and state income taxes as if the Company had been taxed as a C Corporation, at the assumed rate of 40.0%, rather than as an S Corporation.

(4) Weighted average diluted shares outstanding for the three months ended March
    31, 1998 include         shares issuable upon exercise of stock options
    outstanding, after applying the treasury stock method based on an assumed
    initial public offering price of $    per share (the mid-point of the
    range). The weighted average diluted shares also give effect to the sale by the Company of those shares of Common Stock necessary to fund the payment of the excess of (i) the sum of stockholder distributions during the previous 12-month period (during fiscal 1997 for the determination of shares outstanding for fiscal 1997, and during the 15 months ended March 31, 1998 for the determination of shares outstanding for the three month period ended March 31, 1998) and distributions paid or declared thereafter until the consummation of the Offering in excess of (ii) the S Corporation earnings in the previous 12-month period (for the year ended December 31, 1997, and 15 months for the three months ended March 31, 1998), based on an assumed
    initial public offering price of $    per share (the mid-point of the
    range), net of underwriting discounts and estimated Offering expenses. See "Capitalization" and "Management -- Stock Options." For further information pertaining to the calculation of earnings per share, see Note 1 of Notes to Financial Statements.

(5) Pro forma balance sheet data gives effect to an anticipated $3.6 million S Corporation distribution to be made in August 1998 consisting of the final installment of income taxes payable on S Corporation earnings for 1997 (the "August Tax Distribution").

(6) Pro forma as adjusted balance sheet data reflects (i) the Final Tax Distribution estimated to be $7.0 million and the Final S Corporation Distribution estimated to be $15.0 million, (ii) the recording by the Company of $1.3 million of deferred tax assets as if the Company had been a C Corporation since its inception and (iii) the sale of the Common Stock offered by the Company hereby based upon an assumed initial public offering
    price of $    per share (the mid-point of the range) and the anticipated application of the net proceeds therefrom. See "Use of Proceeds," "Prior S Corporation Status" and "Capitalization."

                                  RISK FACTORS

     An investment in the shares of Common Stock offered hereby involves a high degree of risk. Prospective investors should consider carefully the following risk factors, in addition to the other information presented in this Prospectus, before purchasing the shares of Common Stock offered hereby. This Prospectus, in addition to historical information, contains forward-looking statements including, but not limited to, statements regarding the Company's plans to increase the number of retail locations and styles of footwear, the maintenance of customer accounts and expansion of business with such accounts, the successful implementation of the Company's strategies, future growth and growth rates and future increases in net sales, expenses, capital expenditures and net earnings. Without limiting the foregoing, the words "believes," "anticipates," "plans," "expects," "may," "will," "intends," "estimates" and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve risks and uncertainties, and the Company's actual results could differ materially from the results discussed in the forward-looking statements. Factors that could cause or contribute to such differences include those discussed below, as well as those discussed elsewhere in this Prospectus.

CHANGING CONSUMER DEMANDS AND FASHION TRENDS

     The footwear industry is subject to rapidly changing consumer demands and fashion trends. The Company believes that its success depends in large part upon its ability to identify and interpret fashion trends and to anticipate and respond to such trends in a timely manner. There can be no assurance that the Company will be able to continue to meet changing consumer demands or to develop successful styles in the future. Decisions with respect to product designs often need to be made several months in advance of the time when consumer acceptance can be determined. As a result, the Company's failure to anticipate, identify or react appropriately to changes in styles and features could lead to, among other things, lower sales, excess inventories, higher inventory markdowns, impairment of the Company's brand image and lower gross margins as a result of allowances and discounts provided to retailers. Conversely, the failure by the Company to anticipate consumer demand could result in inventory shortages, which in turn could adversely affect the timing of shipments to customers, negatively impacting retailer and distributor relationships, and diminish brand loyalty. In addition, even if the Company reacts appropriately to changes in consumer preferences, consumers may identify the Company's brand image with an outmoded fashion or the association of the brand may be limited to styles or categories of footwear no longer in demand. There can be no assurance that the Company will successfully adapt to changing consumer demands and fashion trends, and any such failure to adapt could have a material adverse effect on the Company's business, financial condition and results of operations. Because of these risks, a number of companies in the footwear industry, and in the fashion and apparel industry, have experienced periods, which can be over several years, of rapid growth in revenues and earnings and thereafter periods of declining sales and losses which in some cases have resulted in the companies ceasing to do business. Until January 1992, several of the Company's executive officers and key employees were employed by L.A. Gear, Inc. ("L.A. Gear"), an athletic and casual footwear and apparel company, which experienced similar fluctuations. See "-- Ability to Manage Growth," "Business -- Product Design and Development" and "Management."

     The Company intends to market additional lines of footwear in the future and, as is typical with new products, demand and market acceptance will be subject to uncertainty. Failure to regularly develop and introduce new products successfully could materially and adversely impact the Company's future growth and profitability. Achieving market acceptance for new products may require substantial marketing efforts. There can be no assurance that the Company's marketing efforts will be successful or that the Company will have the funds necessary to undertake sufficient efforts. See "Business -- Operating Strategies," "-- Growth Strategies" and "-- Sales."

RISKS RELATING TO STYLE CONCENTRATION

     If any one style or group of similar styles of the Company's footwear were to represent a substantial portion of the Company's net sales, the Company could be exposed to risk should consumer demand for such style or group of styles decrease in subsequent periods. For example, in 1996, gross sales were adversely affected by decreased consumer demand for a style of footwear which represented $16.4 million, or 14.7%, of the Company's sales, net of discounts, in 1995 and declined to $4.7 million, or 4.0% of the Company's sales, net of discounts, in 1996. The Company attempts to hedge this risk by offering a broad range of products, and no style or group of similar styles comprised over 9.0% of the Company's sales, net of discounts, for either the year ended December 31, 1997 or the three months ended March 31, 1998. There can be no assurance that such event will not recur in the future and have a material adverse effect on the Company's business, financial condition and results of operations. See
"Business -- Footwear."

ABILITY TO MANAGE GROWTH

     The Company has experienced rapid growth over the past two years and remains vulnerable to a variety of business risks generally associated with rapidly growing companies. The Company intends to continue to pursue an aggressive growth strategy through expanded marketing and promotion efforts, frequent introductions of products, broader lines of casual and performance footwear, expansion of retail stores and increased international market penetration, all of which may place a significant strain on the Company's financial, management and other resources. The Company's future performance will depend in part on its ability to manage change in both its domestic and international operations and will require the Company to attract, train, manage and retain management, sales, marketing and other key personnel. The Company's ability to manage its growth effectively will require it to continue to improve its operational and financial control systems, infrastructure and management information systems. For example, the Company recently moved its distribution center to a larger facility and currently intends to install a new material handling system at its second distribution facility in mid-1999 at a total cost of approximately $10.0 million. There can be no assurance that these expansion efforts will be successfully completed or that they will not interfere with existing operations. The inability of the Company's management to manage growth effectively could have a material adverse effect on the Company's business, financial condition and results of operations. See "Business -- Sales" and "Management."

ABILITY TO SUSTAIN PRIOR RATE OF GROWTH OR INCREASE NET SALES OR EARNINGS

     From 1996 to 1997, the Company experienced a 59.3% and 205.1% increase in net sales and earnings from operations, respectively. In addition, for the quarter ended March 31, 1998, the Company realized a 117.0% increase in net sales and achieved profitability during the first calendar quarter of a fiscal year for the first time in its history. The Company's quarterly growth rates may not be indicative of growth rates for an entire year. In the future, the Company's rate of growth will be dependent upon, among other things, the continued success of its efforts to expand its footwear offerings and distribution channels. The Company's profitability in the first calendar quarter of any fiscal year depends upon, among other things, the timing and level of advertising and trade show expenditures and the timing and level of shipments of spring merchandise. There can be no assurance that the Company's rate of growth will not decline or that it will continue to be profitable in the first calendar quarter of any succeeding fiscal year. In addition, the Company may have more difficulty maintaining its prior rate of growth to the extent it becomes larger. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Overview."

     As part of its growth strategy, the Company seeks to further penetrate existing retail accounts, open its own retail stores in selected locations and increase its international operations, including in countries and territories where the Company has little distribution experience and where the Company's brand name is not yet well known. There can be no assurance that these and the Company's other growth strategies will be successful. Success will depend on various factors, including the strength of the Company's brand name, market success of current and new products, competitive conditions, the ability of the Company to manage increased net sales and stores and the availability of desirable locations. The Company's business also depends on general economic conditions and levels of consumer spending, which are currently high, and a decline in the economy or a recession could adversely impact the Company's business, financial condition and operating results since consumers often reduce spending on footwear and apparel in such times. The Company's business is subject to numerous other risks discussed in this section of the Prospectus. There can be no assurance that the Company will be able to increase its sales to existing customers, open and operate new retail stores or increase its international operations on a profitable basis or that the Company's operating margins will improve, and there can be no assurance that the Company's growth strategies will be successful or that the Company's net sales or net earnings will increase as a result of the implementation of such strategies. In addition, the Company has significantly expanded its infrastructure and personnel to achieve economies of scale in anticipation of continued increases in net sales. Because these expenses are fixed, at least in the short term, operating results and margins would be adversely impacted if the Company does not achieve anticipated continued growth.

RISKS ASSOCIATED WITH FOREIGN OPERATIONS

     Substantially all of the Company's net sales for the year ended December 31, 1997 and the three months ended March 31, 1998 were derived from sales of footwear manufactured for the Company outside of the United States. During such periods, 91.6% and 89.0% of such manufactured products were produced in China, respectively. Additionally, the Company intends to increase its international sales efforts. Foreign manufacturing and sales are subject to a number of risks, including work stoppages, transportation delays, changing economic conditions, expropriation, political unrest, nationalization, the imposition of tariffs, import and export controls and other nontariff barriers, exposure to different legal standards (particularly with respect to intellectual property), burdens with complying with a variety of foreign laws and changes in domestic and foreign governmental policies, any of which could have a material adverse effect on the Company's business, financial condition and results of operations. The Company has not experienced material losses as a result of fluctuation in the value of foreign currencies. The Company's net sales and cost of goods sold are denominated in U.S. Dollars; consequently, the Company does not engage in currency hedging. Nevertheless, currency fluctuations could adversely affect the Company in the future. Also, the Company may be subjected to additional duties, significant monetary penalties, the seizure and the forfeiture of the products the Company is attempting to import or the loss of its import privileges if the Company or its suppliers are found to be in violation of U.S. laws and regulations applicable to the importation of the Company's products. Such violations may include (i) inadequate record keeping of its imported products,
(ii) misstatements or errors as to the origin, quota category, classification, marketing or valuation of its imported products, (iii) fraudulent visas or (iv) labor violations under U.S. or foreign laws. There can be no assurance that the Company will not incur significant penalties (monetary or otherwise) if the United States Customs Service determines that these laws or regulations have been violated or that the Company failed to exercise reasonable care in its obligations to comply with these laws or regulations on an informed basis. Such factors could render the conduct of business in a particular country undesirable or impractical, which could have a material adverse effect on the Company's business, financial condition and results of operations. The Company continues to monitor the political and economic stability of the Asian countries with which it conducts business. A substantial portion of the Company's footwear is manufactured in China. In June 1998, President Clinton announced that he intends to extend "most favored nation" ("MFN") non-discriminatory status to China. Under U.S. law, MFN status for China is reviewed annually. The United States has extended MFN status to China each year since 1980, however, there can be no assurance that China will continue to enjoy MFN status in the future. If goods manufactured in China enter the United States without the benefit of MFN treatment, such goods will be subject to significantly higher duty rates, ranging between 20.0% and 66.0% of customs value. A revocation of MFN status would result in a substantial increase in tariff rates on goods imported from China and therefore could adversely affect the Company's business, financial condition and results of operations.

     Although the footwear sold by the Company is not currently subject to quotas in the United States, certain countries in which the Company's products are sold are subject to certain quotas and restrictions on foreign products which to date have not had a material adverse effect on the Company's business, financial condition and results of operations. However, such countries may alter or modify such quotas or restrictions. Countries in which the Company's products are manufactured may, from time to time, impose new or adjust quotas or other restrictions on exported products, and the United States may impose new duties, tariffs and other restrictions on imported products, any of which could have a material adverse effect on the Company's business, financial condition and results of operations and its ability to import products at the Company's current or increased quantity levels. Other restrictions on the importation of the Company's products are periodically considered by the U.S. Congress, and there can be no assurance that tariffs or duties on the Company's products may not be raised, resulting in higher costs to the Company, or that import quotas with respect to such products may not be imposed or made more restrictive.

DEPENDENCE ON CONTRACT MANUFACTURERS

     The Company's footwear products are currently manufactured by independent contract manufacturers. For the year ended December 31, 1997 and the three months ended March 31, 1998, the top five manufacturers of the Company's manufactured products accounted for 74.8% and 40.8% of the Company's manufactured products, respectively. Two of such manufacturers accounted for 21.7% and 15.0% of total production for the year ended December 31, 1997 and one of such manufacturers accounted for 15.5% of total production for the three months ended March 31, 1998. Other than the foregoing, no one manufacturer accounted for 10.0% or more of the Company's total production for either period. The Company has no long-term contracts with its manufacturers and competes with other footwear companies for production facilities. Although the Company has established close working relationships with its principal manufacturers, the Company's future success will depend, in large part, on maintaining such relationships and developing new relationships. There can be no assurance that the Company will not experience difficulties with such manufacturers, including reduction in the availability of production capacity, failure to meet the Company's quality control standards, failure to meet production deadlines or increase in manufacturing costs. This could result in cancellation of orders, refusal to accept deliveries or a reduction in purchase prices, any of which could have a material adverse effect on the Company's business, financial condition and results of operations. In the event that the Company's current manufacturers were for any reason to cease doing business with the Company, the Company could experience an interruption in the manufacture of its products, which could have a material adverse effect on the Company's business, financial condition and results of operations. Although the Company believes that it could find alternative sources to manufacture its products within 90 to 120 days after the date of disruption, establishment of new manufacturing relationships involves various uncertainties, including payment terms, costs of manufacturing, adequacy of manufacturing capacity, quality control and timeliness of delivery. The Company cannot predict whether it will be able to establish new manufacturing relationships, either in the countries in which it currently does business or in other countries in which it does not currently do business, that will be as a favorable as those that now exist. Any significant delay in manufacture of the Company's footwear products or the inability to provide products consistent with the Company's standards, would have a material adverse effect on the Company's business, financial condition and results of operations. See "Business -- Sourcing."

     The Company requires its independent contract manufacturers to operate in compliance with applicable laws and regulations. The Company requires its manufacturers to certify that neither convict, forced, indentured labor (as defined under U.S. law) nor child labor (as defined by the manufacturer's country) was used in the production process, that compensation will be paid in accordance with local law and that the factory is in compliance with local safety regulations. Although the Company's operating guidelines promote ethical business practices and the Company's sourcing personnel periodically visit and monitor the operations of its independent contract manufacturers, the Company does not control these vendors or their labor practices. The violation of labor or other laws by an independent contract manufacturer of the Company, or the divergence of an independent contract manufacturer's labor practices from those generally accepted as ethical in the United States, could result in adverse publicity for the Company and could have a material adverse effect on the Company's business, financial condition and results of operations.

DEPENDENCE ON KEY CUSTOMERS

     During the year ended December 31, 1997 and the three months ended March 31, 1998, the Company's net sales to its five largest customers accounted for approximately 26.1% and 31.7% of total net sales, respectively. For the three months ended March 31, 1998, The Venator Group represented 11.4% of the Company's net sales. Other than the foregoing, no one customer accounted for 10.0% or more of net sales for either period. Although the Company has long-term relationships with many of its customers, none of its customers has any contractual obligations to purchase the Company's products. There can be no assurance that the Company will be able to retain its existing major customers. In addition, the retail industry has periodically experienced consolidation, contractions and closings and any future consolidation, contractions or closings may result in loss of customers or uncollectability of accounts receivables of any major customer in excess of amounts insured by the Company. As of December 31, 1997, Genesco represented 14.7% of trade receivables and as of March 31, 1998, Famous Footwear and The Venator Group represented 14.6% and 12.3% of trade receivables, respectively. Other than the foregoing, no one customer accounted for 10.0% or more of trade receivables for either period. The loss of or significant decrease in sales to any one of the Company's major customers or uncollectability of any accounts receivable of any major customer in excess of amounts insured could have a material adverse effect on its business, financial condition and results of operations. See "Business -- Sales."

     In addition, for the year ended December 31, 1997 and the three months ended March 31, 1998, the top five salespersons accounted for 40.2% and 41.8% of the Company's net sales, respectively. Two of these salespersons generated 12.8% and 11.0% of the Company's net sales for the year ended December 31, 1997 and 16.2% and 10.8% for the three months ended March 31, 1998. Other than the foregoing, no salesperson accounted for 10.0% or more of net sales for either period. The loss of any of such salespersons may result in the disruption of service to such customers serviced by such salespersons, which could have a material adverse effect on the Company's business, financial condition and results of operations.

SEASONALITY; QUARTERLY FLUCTUATIONS

     Sales of footwear products are somewhat seasonal in nature with the strongest sales generally occurring in the third and fourth quarters. In 1997, 34.0% of net sales and 52.5% of earnings from operations were generated in the third quarter and 33.2% of net sales and 35.1% of earnings from operations were generated in the fourth quarter. The Company has experienced and expects to continue to experience variability in its net sales, operating results and net earnings on a quarterly basis. The Company's domestic customers generally assume responsibility for scheduling pickup and delivery of purchased products. Any delay in scheduling or pickup which is beyond the Company's control, could materially negatively impact the Company's net sales and results of operations for any given quarter. The Company believes the factors which influence this variability include (i) the timing of the Company's introduction of new footwear products, (ii) the level of consumer acceptance of new and existing products,
(iii) general economic and industry conditions that affect consumer spending and retail purchasing, (iv) the timing of the placement, cancellation or pickup of customer orders, (v) increases in the number of employees and overhead to support growth, (vi) the timing of expenditures in anticipation of increased sales and customer delivery requirements, (vii) the number and timing of new Company retail store openings and (viii) actions by competitors. Due to these and other factors, the results for any particular quarter are not necessarily indicative of results for the full year. This cyclicality and any related fluctuation in consumer demand could have a material adverse effect on the Company's business, financial condition and results of operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Quarterly Results and Seasonality" and "Business -- Sales."

EXPOSURE TO FLUCTUATIONS IN ECONOMIC CONDITIONS

     The footwear industry in general is dependent on the economic environment and levels of consumer spending which affect not only the ultimate consumer, but also retailers, the Company's primary direct customers. Purchases of footwear tend to decline in periods of recession or uncertainty regarding future economic prospects, when consumer spending, particularly on discretionary items, declines. As a result, the Company's operating results may be adversely affected by downward trends in the economy or the occurrence of events that adversely affect the economy in general. See "Business -- Industry Overview."

INTENSE COMPETITION IN THE FOOTWEAR INDUSTRY

     Competition in the footwear industry is intense. Although the Company believes that it does not compete directly with any single company with respect to its entire range of products, the Company's products compete with other branded products within their product category as well as with private label products sold by retailers, including some of the Company's customers. The Company's utility footwear and casual shoes compete with footwear offered by companies such as The Timberland Company, Dr. Martens, Kenneth Cole, Frye Boot and Wolverine World Wide, Inc. The Company's athletic shoes compete with brands of athletic footwear offered by companies such as Nike, Inc., Reebok International Ltd., Fila Ltd. and Converse, Inc. The Company's children's shoes compete with brands of children's footwear offered by companies such as Stride Rite, Inc. In varying degrees, depending on the product category involved, the Company competes on the basis of style, price, quality, comfort and brand name prestige and recognition, among other considerations. These and other competitors pose challenges to the Company's market share in its major domestic markets and may make it more difficult to establish the Company in Europe, Asia and other international regions. The Company also competes with numerous manufacturers, importers and distributors of footwear for the limited shelf space available for the display of such products to the consumer. Moreover, the general availability of contract manufacturing capacity allows ease of access by new market entrants. Many of the Company's competitors are larger, have achieved greater recognition for their brand names, have captured greater market share and/or have substantially greater financial, distribution, marketing and other resources than the Company. There can be no assurance that the Company will be able to compete successfully against present or future competitors or that competitive pressures faced by the Company will not have a material adverse effect on the Company's business, financial condition and results of operations. See "Business -- Competition."

RISKS RELATING TO ADVANCE PURCHASES OF PRODUCTS

     To minimize purchasing costs, the time necessary to fill customer orders and the risk of non-delivery, the Company places orders for certain of its products with its manufacturers prior to the time the Company has received all of its customers' orders and maintains an inventory of certain products that it anticipates will be in greater demand. There can be no assurance, however, that the Company will be able to sell the products it has ordered from manufacturers or that it has in its inventory. Inventory levels in excess of customer demand may result in inventory write-downs and the sale of excess inventory at discounted prices, could significantly impair the Company's brand image and could have a material adverse effect on the Company's business, financial condition and results of operations. As of December 31, 1997 and March 31, 1998, the Company had $41.7 million and $54.6 million of open purchase orders with its manufacturers, respectively, and $45.8 million, and $47.8 million of inventory at cost, respectively, relating to order backlog of $65.8 million and $162.3 million, respectively.

ADDITIONAL CAPITAL REQUIREMENTS

     The Company expects that anticipated cash flow from operations, available borrowings under the Company's revolving line of credit, after the repayment of indebtedness described under "Use of Proceeds," and its financing arrangements will be sufficient to provide the Company with the liquidity necessary to fund its anticipated working capital and capital requirements through fiscal 1999. However, in connection with its growth strategy, the Company will incur significant working capital requirements and capital expenditures. The Company's future capital requirements will depend on many factors, including, but not limited to, the levels at which the Company maintains inventory, the market acceptance of the Company's footwear, the levels of promotion and advertising required to promote its footwear, the extent to which the Company invests in new product design and improvements to its existing product design and the number and timing of new store openings. To the extent that available funds are insufficient to fund the Company's future activities, the Company may need to raise additional funds through public or private financing. No assurance can be given that additional financing will be available or that, if available, it can be obtained on terms favorable to the Company. Failure to obtain such financing could delay or prevent the Company's planned expansion, which could adversely affect the Company's business, financial condition and results of operations. In addition, if additional capital is raised through the sale of additional equity or convertible securities, dilution to the Company's stockholders could occur. See "Use of Proceeds" and "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

ABILITY TO PROTECT INTELLECTUAL PROPERTY RIGHTS

     The Company relies on trademark, copyright and trade secret protection, patents, non-disclosure agreements and licensing arrangements to establish, protect and enforce intellectual property rights in its products. In particular, the Company believes that its future success will depend in significant part on the Company's ability to maintain and protect the Skechers trademark. Despite the Company's efforts to safeguard and maintain its intellectual property rights, there can be no assurance that the Company will be successful in this regard. There can be no assurance that third parties will not assert intellectual property claims against the Company in the future. Furthermore, there can be no assurance that the Company's trademarks, products and promotional materials do not or will not violate the intellectual property rights of others, that they would be upheld if challenged or that the Company would, in such an event, not be prevented from using its trademarks and other intellectual property. Such claims, if proved, could materially and adversely affect the Company's business, financial condition and results of operations. In addition, although any such claims may ultimately prove to be without merit, the necessary management attention to and legal costs associated with litigation or other resolution of future claims concerning trademarks and other intellectual property rights, could materially and adversely affect the Company's business, financial condition and results of operations. The Company has in the past sued and been sued by third parties in connection with certain matters regarding its trademarks, none of which has materially impaired the Company's ability to utilize its trademarks.

     The laws of certain foreign countries do not protect intellectual property rights to the same extent or in the same manner as do the laws of the United States. Although the Company continues to implement protective measures and intends to defend its intellectual property rights vigorously, there can be no assurance that these efforts will be successful or that the costs associated with protecting its rights in certain jurisdictions will not be prohibitive.

     From time to time, the Company discovers products in the marketplace that are counterfeit reproductions of the Company's products or that otherwise infringe upon intellectual property rights held by the Company. There can be no assurance that actions taken by the Company to establish and protect its intellectual property rights will be adequate to prevent imitation of its products by others or to prevent others from seeking to block sales of the Company's products as violating intellectual property rights. If the Company is unsuccessful in challenging a third party's products on the basis of infringement of its intellectual property rights, continued sales of such product by that or any other third party could adversely impact the Skechers trademark, result in the shift of consumer preferences away from the Company and generally have a material adverse effect on the Company's business, financial condition and results of operations. See "Business -- Intellectual Property Rights."

DEPENDENCE ON KEY PERSONNEL

     The Company's success depends to a large extent upon the expertise and continuing contributions of Robert Greenberg, Chairman of the Board and Chief Executive Officer, Michael Greenberg, President, and David Weinberg, Executive Vice President and Chief Financial Officer. The loss of the services of any of these individuals or any other key employee could have a material adverse effect on the Company's business, financial condition and results of operations. The Company's future success also depends on its ability to identify, attract and retain additional qualified personnel. The competition for such employees is intense, and there can be no assurance that the Company will be successful in identifying, attracting and retaining such personnel. The Company maintains $5.0 million of "key man" life insurance on the life of Robert Greenberg. The loss of key employees or the inability to hire or retain qualified personnel in the future could have a material adverse effect on the Company's business, financial condition and results of operations. See "Management -- Directors, Executive Officers and Key Employees."

CONTROL OF THE COMPANY BY PRINCIPAL STOCKHOLDER

     After the Offering, Robert Greenberg, Chairman of the Board and Chief
Executive Officer, will beneficially own     % of the outstanding Common Stock
of the Company (or approximately     % of the outstanding Common Stock if the
Underwriters' over-allotment option is exercised in full). As a result, Mr. Greenberg will be able to control substantially all matters requiring approval by the stockholders of the Company, including the election of directors and the approval of mergers or other business combination transactions, and will also have control over the management and affairs of the Company. As a result of such control, certain transactions may not be possible without the approval of Mr. Greenberg, including proxy contests, tender offers, open market purchase programs or other transactions that could give stockholders of the Company the opportunity to realize a premium over the then-prevailing market prices for their shares of Common Stock. See "Management" and "Principal Stockholders."

ANTI-TAKEOVER PROVISIONS

     The Company is subject to the anti-takeover provisions of Section 203 of the Delaware General Corporation Law ("DGCL"). In general, Section 203 prevents an "interested stockholder" (defined generally as a person owning more than 15.0% or more of the Company's outstanding voting stock) from engaging in a "business combination" with the Company for three years following the date that person became an interested stockholder unless the business combination is approved in a prescribed manner. This statute could make it more difficult for a third party to acquire control of the Company. See "Description of Capital
Stock -- Section 203 of the Delaware General Corporation Law.

     The Board of Directors has the authority to issue up to 10,000,000 shares of Preferred Stock and to determine the rights, preferences, privileges and restrictions of such shares without any further vote or action by the stockholders. Although at present the Company has no plans to issue any shares of Preferred Stock, Preferred Stock could be issued with voting, liquidation, dividend and other rights superior to the rights of the Common Stock. The issuance of Preferred Stock under certain circumstances could have the effect of delaying or preventing a change in control of the Company. See "Description of Capital Stock."

     Mr. Greenberg's substantial beneficial ownership position, together with the authorization of Preferred Stock, the classification of the Board of Directors and the lack of cumulative voting in the Company's Certificate of Incorporation and Bylaws, may have the effect of delaying, deferring or preventing a change in control of the Company, may discourage bids for the Company's Common Stock at a premium over the market price of the Common Stock and may adversely affect the market price of the Common Stock. See "Principal Stockholders" and "Description of Capital Stock."

NO ASSURANCE OF ACTIVE TRADING MARKET FOR COMMON STOCK AND POSSIBLE VOLATILITY OF STOCK PRICE

     Prior to the Offering, there has been no public market for the Company's Common Stock. Although the Company intends to apply for listing of the Common Stock on the New York Stock Exchange, there can be no assurance that an active public trading market for the Common Stock will develop after the Offering or that, if developed, it will be sustained. The public offering price of the Common Stock offered hereby will be determined by negotiations between the Company, the Selling Stockholder and the Representatives of the Underwriters and may not be indicative of the price at which the Common Stock will trade after the Offering. Consequently, there can be no assurance that the market price for the Common Stock will not fall below the initial public offering price. The market price for shares of the Common Stock may be volatile and may fluctuate based upon a number of factors, including, without limitation, business performance, news announcements, quarterly fluctuations in the Company's financial results, changes in earnings estimates or recommendations by analysts or changes in general economic and market conditions. See "Underwriting."

SHARES ELIGIBLE FOR FUTURE SALE

     The sales of substantial amounts of the Company's Common Stock in the public market or the prospect of such sales could materially and adversely affect the market price of the Common Stock. Upon completion of the Offering,
the Company will have outstanding           shares of Common Stock. The
          shares of Common Stock offered hereby will be immediately eligible for sale in the public market without restriction beginning on the date of this
Prospectus. The remaining           shares of Common Stock are restricted in
nature and are saleable pursuant to Rule 144 under the Securities Act of 1933, as amended (the "Securities Act"). All executive officers, directors, stockholders and optionholders of the Company have agreed that they will not, without the prior written consent of BT Alex. Brown Incorporated on behalf of the Underwriters (which consent may be withheld in its sole discretion) and subject to certain limited exceptions, offer, pledge, sell, contract to sell, sell any option or contract to purchase, sell short, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock, or any securities convertible into or exercisable or exchangeable for Common Stock, or enter into any swap or similar agreement that transfers in whole or in part, any of the economic consequences of ownership of the Common Stock, for a period commencing on the date of this Prospectus and continuing to a date 180 days after such date; provided, however, that such restrictions do not apply to shares of Common Stock sold or purchased in the Offering or to shares of Common Stock purchased in the open market following the Offering. BT Alex. Brown Incorporated, on behalf of the Underwriters, may, in its sole discretion and at any time without notice, release all or any portion of the securities subject to these lock-up agreements. Robert Greenberg, Chairman of the Board and Chief Executive Officer, and Michael Greenberg, President,
beneficially own an aggregate of           shares of Common Stock for which they
have received certain registration rights to sell such shares in the public market. The Company also intends to register under the Securities Act shares reserved for issuance pursuant to the Stock Option Plan and the 1998 Purchase Plan. See "Shares Eligible for Future Sale" and "Underwriting."

YEAR 2000 COMPLIANCE

     The Company is assessing the internal readiness of its computer systems for handling the year 2000 issue. The Company expects to implement the systems and programming changes necessary to address year 2000 issues with respect to its internal systems and does not believe that the cost of such actions will have a material adverse effect on its business, financial condition and results of operations or financial condition. Although the Company is not aware of any material operational issues or costs associated with preparing its internal systems for the year 2000, there can be no assurance that there will not be a delay in, or increased costs associated with, the implementation of the necessary systems and changes to address the year 2000 issues, and the Company's inability to implement such systems and changes in a timely manner could have a material adverse effect on the Company's business, financial condition and results of operations.

     The Company also relies, directly and indirectly, on external systems of business enterprises such as third party manufacturers and suppliers, customers, creditors and financial organizations, and of governmental entities, both domestic and international, for accurate exchange of data. Even if the internal systems of the Company are not materially affected by the year 2000 issue, the Company could be affected by disruptions in the operation of the enterprises with which the Company interacts. Despite the Company's efforts to address the year 2000 impact on its internal systems and business operations, there can be no assurance that such impact will not result in a material disruption of its business or have a material adverse effect on the Company's business, financial condition and results of operations.

IMMEDIATE AND SUBSTANTIAL DILUTION

     The anticipated initial public offering price is substantially higher than the book value per outstanding share of the Common Stock. Purchasers of the Common Stock will experience immediate and substantial dilution in net tangible
book value of $     per share (based upon an assumed initial public offering
price of $     per share) from the assumed initial public offering price per share of Common Stock. Moreover, to the extent outstanding options to purchase Common Stock are exercised in the future, there will be further dilution. See "Dilution."

                                USE OF PROCEEDS

     The net proceeds to be received by the Company from the sale of the shares of Common Stock offered by the Company (after deducting the underwriting discounts and commissions and estimated Offering expenses payable by the Company) are estimated to be $91.0 million. The Company intends to apply the net proceeds from the Offering (i) to repay approximately $55.7 million anticipated to be owed under its revolving line of credit, (ii) to repay approximately $13.3 million owed under a term note, (iii) to make the Final Tax Distribution, consisting of income taxes payable on S Corporation earnings from January 1, 1998 through the date of termination of the Company's S Corporation status and is anticipated to be $7.0 million and (iv) to make the Final S Corporation Distribution, which is designed to constitute substantially all of the Company's remaining undistributed accumulated S Corporation earnings through the date of termination of the Company's S Corporation status and is anticipated to be $15.0 million.

     The revolving line of credit and the term note to be repaid are part of a credit facility provided by Heller Financial, Inc. The revolving line of credit provides for borrowings of up to $120.0 million and bears interest at the Company's option at either the prime rate (8.5% at June 30, 1998) plus 25 basis points or at Libor (5.78% at June 30, 1998) plus 2.75%; the Company has elected to designate the Libor rate. Approximately $40.1 million was outstanding under the revolving line of credit as of June 30, 1998. By repaying this indebtedness, the Company expects to have additional flexibility and liquidity to pursue its growth strategies. The term note bears interest at the prime rate plus 25 basis points and is due in full in June 1999. The proceeds from the issuance of this term note were used to repay a note in the principal amount of approximately $13.3 million owed to the Greenberg Family Trust of which Robert Greenberg, Chairman of the Board and Chief Executive Officer, is a trustee (the "Stockholder Note"). The term note is guaranteed by the Greenberg Family Trust and is collateralized by approximately $13.3 million in cash pledged by the Greenberg Family Trust to support its guaranty.

     The Company will not receive any proceeds from the sale of shares of Common Stock by the Selling Stockholder.

                           PRIOR S CORPORATION STATUS

     In May 1992, the Company elected to be treated for Federal and state income tax purposes as an S Corporation under Subchapter S of the Internal Revenue Code of 1986, as amended (the "Code"), and comparable state laws. As a result, earnings of the Company, since such initial election, have been included in the taxable income of the Company's stockholders for Federal and state income tax purposes, and the Company has not been subject to income tax on such earnings, other than franchise and net worth taxes. Prior to the closing of the Offering, the Company will terminate its S Corporation status, and the Company will be treated for Federal and state income tax purposes as a corporation under Subchapter C of the Code and, as a result, will become subject to state and Federal income taxes.

     By reason of the Company's treatment as an S Corporation for Federal and state income tax purposes, the Company, since inception, has provided to its stockholders funds for the payment of income taxes on the earnings of the Company. The Company paid dividends consisting of amounts attributable to payment of such taxes of $170,000, $112,000 and $3.2 million in 1995, 1996 and 1997, respectively. In addition, in August 1998, the Company anticipates making the August Tax Distribution consisting of the final installment of income taxes payable on S Corporation earnings for 1997. The amount of the August Tax Distribution is estimated to be approximately $3.6 million.

     Upon the termination of the Company's S Corporation status, the Company will declare (i) the Final Tax Distribution consisting of income taxes payable on S Corporation earnings from January 1, 1998 through the date of termination of the Company's S Corporation status, and (ii) the Final S Corporation Distribution in an amount designed to constitute substantially all of the Company's remaining undistributed accumulated S Corporation earnings through the date of termination of the

Company's S Corporation status. The Company estimates that the amount of the Final Tax Distribution will be approximately $7.0 million and the amount of the Final S Corporation Distribution will be approximately $15.0 million; such amounts will be paid with a portion of the net proceeds of the Offering. See "Use of Proceeds." Purchasers of shares of Common Stock in the Offering will not receive any portion of the August Tax Distribution, the Final Tax Distribution or the Final S Corporation Distribution. On and after the date of such termination, the Company will no longer be treated as an S Corporation and, accordingly, will be fully subject to Federal and state income taxes. All pro forma income taxes reflect adjustments for Federal and state income taxes as if the Company had been taxed as a C Corporation rather than an S Corporation.

     In connection with the Offering and the termination of the Company's S Corporation tax status, the Company will enter into a tax indemnification agreement with each of its stockholders. The agreement will provide that the Company will indemnify and hold harmless each of the stockholders for Federal, state, local or foreign income tax liabilities, and costs relating thereto, resulting from any adjustment to the Company's income that is the result of an increase or change in character of the Company's income during the period it was treated as an S Corporation. The agreements will also provide that if there is a determination that the Company was not an S Corporation prior to the Offering, the stockholders will pay to the Company certain refunds actually received by them as a result of that determination.

                                DIVIDEND POLICY

     The Company anticipates that after payment of the August Tax Distribution in August 1998 and after the payment of the Final Tax Distribution and the Final S Corporation Distribution in connection with the termination of the S Corporation status of the Company, all earnings will be retained for the foreseeable future for use in the operations of the business. Purchasers of shares of Common Stock in the Offering will not receive any portion of the August Tax Distribution, the Final Tax Distribution or the Final S Corporation Distribution. Any future determination as to the declaration or payment of dividends will be at the discretion of the Company's Board of Directors and will depend upon the Company's results of operations, financial condition, contractual restrictions and other factors deemed relevant by the Board of Directors. The Company's credit facility prohibits the payment of dividends by the Company if the Company is in default of any provisions of the credit facility. For certain information regarding S Corporation distributions made by the Company in 1995, 1996 and 1997 and the August Tax Distribution, the Final Tax Distribution and the Final S Corporation Distribution, see "Management's Discussion and Analysis of Financial Condition and Results of
Operations -- Liquidity and Capital Resources."

                                 CAPITALIZATION

     The following table sets forth the capitalization of the Company (i) on an actual basis as of March 31, 1998 (when the Company was an S Corporation), (ii) pro forma to reflect the August Tax Distribution estimated to be $3.6 million and (iii) pro forma as adjusted to reflect (A) the Final Tax Distribution estimated to be $7.0 million and the Final S Corporation Distribution estimated to be $15.0 million to be made in connection with the termination of the Company's S Corporation status (see "Prior S Corporation Status"), (B) the recording by the Company of $1.3 million of deferred tax assets as if the Company were treated as a C Corporation since its inception and (C) the issuance and sale of the shares of Common Stock offered by the Company at an assumed
initial public offering price of $     per share (the mid-point of the range),
after deducting the underwriting discounts and commissions and estimated Offering expenses payable by the Company, and the anticipated application of the estimated net proceeds therefrom. This table should be read in conjunction with the Financial Statements and the Notes thereto included elsewhere in this Prospectus.

                                                                 AS OF MARCH 31, 1998
                                                          -----------------------------------
                                                                                  PRO FORMA,
                                                          ACTUAL     PRO FORMA    AS ADJUSTED
                                                          -------    ---------    -----------
                                                           (IN THOUSANDS, EXCEPT SHARE DATA)
Short-term debt(1)......................................  $47,896     $47,896       $   300
                                                          =======     =======       =======
Long-term debt:
  Note payable to stockholder...........................  $13,250     $13,250       $    --
  Other long-term debt..................................    2,600       2,600         2,600
Stockholders' equity:
  Preferred Stock, $.001 par value; 10,000,000 shares
     authorized; none issued and outstanding actual and
     as adjusted........................................       --          --            --
  Common Stock, $.001 par value; 100,000,000 shares
     authorized;                issued and outstanding
     actual; issued and outstanding as adjusted(2)......        2           2
  Additional paid-in capital............................       --          --        91,002
  Retained earnings (accumulated deficit)...............   11,872       8,272       (12,437)
                                                          -------     -------       -------
          Total stockholders' equity....................   11,874       8,274        78,565
                                                          -------     -------       -------
          Total capitalization..........................  $27,724     $24,124       $81,165
                                                          =======     =======       =======

---------------
(1) Includes the current installments of other long-term debt.

(2) Excludes options to acquire          shares outstanding as of March 31,
    1998, at a per share exercise price of $    . Options to purchase an
    aggregate of              shares are expected to be granted to certain
    employees and non-employee directors of the Company at the effective date of the Offering at a per share exercise price equal to the initial public offering price. See "Management -- Stock Options."

                                    DILUTION

     The pro forma net tangible book value of the Company's Common Stock at
March 31, 1998 was approximately $          million or $     per share. Pro
forma net tangible book value per share represents total tangible assets reduced by the amount of total liabilities, divided by the number of shares of Common Stock outstanding, after giving effect to (i) the August Tax Distribution estimated to be $3.6 million which will be paid in August 1998 and (ii) the Final Tax Distribution estimated to be $7.0 million and the Final S Corporation Distribution estimated to be $15.0 million and payment of each thereof with a portion of the net proceeds of the Offering (see "Prior S Corporation Status"). After giving effect to the sale by the Company of the shares of Common Stock offered by the Company hereby at an assumed initial public offering price of
$          per share (the mid-point of the range), after deducting the underwriting discounts and commissions and estimated Offering expenses, the pro forma as adjusted net tangible book value of the Company at March 31, 1998 would
have been $          million or $     per share of Common Stock. This represents
an immediate increase in pro forma net tangible book value of $     per share to
existing stockholders and an immediate and substantial dilution of $     per
share to new investors purchasing shares in the Offering. The following table illustrates this per share dilution:

Assumed initial public offering price per share.............              $
  Pro forma net tangible book value per share as of March
     31, 1998...............................................  $
  Increase per share attributable to new investors..........
                                                              --------
Pro forma as adjusted net tangible book value per share
  after the Offering........................................
                                                                          --------
Dilution per share to new investors.........................              $
                                                                          ========

     The following table summarizes, on a pro forma basis as of March 31, 1998, after giving effect to the adjustments set forth above, the number of shares of Common Stock purchased from the Company, the total consideration paid to the Company and the average price per share of Common Stock paid by the existing stockholders and by the new investors in the Offering:

                                            SHARES                TOTAL
                                           PURCHASED          CONSIDERATION
                                       -----------------    -----------------    AVERAGE PRICE
                                       NUMBER    PERCENT    AMOUNT    PERCENT      PER SHARE
                                       ------    -------    ------    -------    -------------
Existing stockholders................                  %    $               %       $
New investors........................                                               $
                                        ----      -----     -----     ------
          Total......................             100.0%    $          100.0%
                                        ====      =====     =====     ======

     The above tables exclude           shares issuable upon the exercise of
outstanding stock options at an exercise price of $     . To the extent
outstanding options are exercised, new investors will experience further dilution. See "Management -- Stock Options -- 1998 Stock Option Plan," "-- 1998 Employee Stock Purchase Plan" and Note 5 of Notes to Financial Statements.

                            SELECTED FINANCIAL DATA
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

     The selected data presented below under the captions "Statement of Operations Data" and "Balance Sheet Data" for, and as of the end of, each of the years in the five-year period ended December 31, 1997, are derived from the financial statements of Skechers U.S.A., Inc., which financial statements have been audited by KPMG Peat Marwick LLP, independent certified public accountants. The financial statements as of December 31, 1996 and 1997, and for each of the years in the three-year period ended December 31, 1997, and the report thereon, are included elsewhere in this Prospectus. The selected financial data presented below under the caption "Pro Forma Statement of Operations Data," and the selected statement of operations data for the three months ended March 31, 1997 and 1998, and the selected balance sheet data as of March 31, 1998, have been derived from the unaudited financial statements of the Company, and include all adjustments, consisting solely of normal recurring accruals, which management considers necessary for a fair presentation of such financial information for those periods. Results of operations for the three months ended March 31, 1998 are not necessarily indicative of results for the full year.

                                                                                                THREE MONTHS ENDED
                                                       YEAR ENDED DECEMBER 31,                       MARCH 31,
                                         ----------------------------------------------------   -------------------
                                           1993       1994       1995       1996       1997       1997       1998
                                         --------   --------   --------   --------   --------   --------   --------
STATEMENT OF OPERATIONS DATA:
  Net sales............................  $42,725    $90,755    $110,649   $115,410   $183,827   $27,591    $59,873
  Cost of sales........................   27,131     61,579     78,692     81,199    115,104     18,384     37,390
                                         -------    -------    --------   --------   --------   -------    -------
    Gross profit.......................   15,594     29,176     31,957     34,211     68,723      9,207     22,483
  Royalty income, net..................       --      1,012      1,843      1,592        894        612        132
                                         -------    -------    --------   --------   --------   -------    -------
                                          15,594     30,188     33,800     35,803     69,617      9,819     22,615
                                         -------    -------    --------   --------   --------   -------    -------
  Operating expenses:
    Selling............................    4,081     10,872     12,150     11,739     21,584      3,715      7,017
    General and administrative.........    6,699     15,810     19,850     18,939     32,397      6,403     13,093
                                         -------    -------    --------   --------   --------   -------    -------
                                          10,780     26,682     32,000     30,678(1)  53,981     10,118     20,110
                                         -------    -------    --------   --------   --------   -------    -------
    Earnings (loss) from operations....    4,814      3,506      1,800      5,125     15,636       (299)     2,505
                                         -------    -------    --------   --------   --------   -------    -------
  Other income (expense):
    Interest...........................     (642)    (2,461)    (3,676)    (3,231)    (4,186)      (700)    (1,484)
    Other, net.........................      (38)        18        214         61        (37)        68         64
                                         -------    -------    --------   --------   --------   -------    -------
                                            (680)    (2,443)    (3,462)    (3,170)    (4,223)      (632)    (1,420)
                                         -------    -------    --------   --------   --------   -------    -------
    Earnings (loss) before income taxes
      and extraordinary credit.........    4,134      1,063     (1,662)     1,955     11,413       (931)     1,085
  State income taxes (benefit) -- all
    current............................      123         54          3         45        390        (32)        33
                                         -------    -------    --------   --------   --------   -------    -------
    Earnings (loss) before
      extraordinary credit.............    4,011      1,009     (1,665)     1,910     11,023       (899)     1,052
                                         -------    -------    --------   --------   --------   -------    -------
  Extraordinary credit, net of state
    income taxes.......................       --         --        443(2)      --         --         --         --
                                         -------    -------    --------   --------   --------   -------    -------
    Net earnings (loss)................  $ 4,011    $ 1,009    $(1,222)   $ 1,910    $11,023    $  (899)   $ 1,052
                                         =======    =======    ========   ========   ========   =======    =======
PRO FORMA STATEMENT OF OPERATIONS
  DATA(3):
  Earnings (loss) before income taxes
    and extraordinary credit...........  $ 4,134    $ 1,063    $(1,662)   $ 1,955    $11,413    $  (931)   $ 1,085
  Income taxes (benefit)...............    1,654        425       (665)       782      4,565       (372)       434
                                         -------    -------    --------   --------   --------   -------    -------
    Earnings (loss) before
      extraordinary credit.............    2,480        638       (997)     1,173      6,848       (559)       651
  Extraordinary credit, net of state
    income taxes.......................       --         --        270(2)      --         --
                                         -------    -------    --------   --------   --------   -------    -------
    Net earnings (loss)................  $ 2,480    $   638    $  (727)   $ 1,173    $ 6,848    $  (559)   $   651
                                         =======    =======    ========   ========   ========   =======    =======
  Net earnings per share(4):
    Basic..............................                                              $                     $
                                                                                     ========              =======
    Diluted............................                                              $                     $
                                                                                     ========              =======
  Weighted average shares(4):..........
    Basic..............................
                                                                                     ========              =======
    Diluted............................
                                                                                     ========              =======

                                                                AS OF DECEMBER 31,
                                                  -----------------------------------------------
                                                   1993      1994      1995      1996      1997     AS OF MARCH 31, 1998
                                                  -------   -------   -------   -------   -------   --------------------
BALANCE SHEET DATA:
  Working capital...............................  $11,615   $ 8,930   $ 8,155   $11,987   $17,081         $17,246
  Total assets..................................   23,339    43,575    47,701    42,151    90,881          96,436
  Total debt....................................   16,285    28,180    31,748    25,661    39,062          63,746
  Stockholders' equity..........................    2,436     2,330       938     3,336    11,125          11,874

---------------
(1) Operating expenses for 1996 include a $530,000 charge to operations related to costs of the terminated public offering of the "Kani" division.

(2) Includes an extraordinary gain of $443,000 net of state income taxes of $7,000 ($270,000 on a pro forma basis, net of $180,000) resulting from the acceleration of the repayment of a note. See Note 12 of Notes to Financial Statements.

(3) Reflects adjustments for Federal and state income taxes as if the Company had been taxed as a C Corporation, at the assumed rate of 40.0%, rather than as an S Corporation.

(4) Weighted average diluted shares outstanding for the three months ended March
    31, 1998 include            shares issuable upon exercise of stock options
    outstanding, after applying the treasury stock method based on an assumed
    initial public offering price of $    per share (the mid-point of the
    range). The weighted average diluted shares also give effect to the sale by the Company of those shares of Common Stock necessary to fund the payment of the excess of (i) the sum of stockholder distributions during the previous 12-month period (during fiscal 1997 for the determination of shares outstanding for fiscal 1997, and during the 15 months ended March 31, 1998 for the determination of shares outstanding for the three month period ended March 31, 1998) and distributions paid or declared thereafter until the consummation of the Offering in excess of (ii) the S Corporation earnings in the previous 12-month period (for the year ended December 31, 1997, and 15 months for the three months ended March 31, 1998), based on an assumed
    initial public offering price of $    per share (the mid-point of the
    range), net of underwriting discounts and estimated Offering expenses. See "Capitalization" and "Management -- Stock Options." For further information pertaining to the calculation of earnings per share, see Note 1 of Notes to Financial Statements.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following discussion should be read in conjunction with the Company's financial statements and notes thereto appearing elsewhere herein. This section contains certain forward-looking statements that involve risks and uncertainties including, but not limited to, information with regard to the Company's plans to increase the number of retail locations and styles of footwear, the maintenance of customer accounts and expansion of business with such accounts, the successful implementation of the Company's strategies, future growth and growth rates, and future increases in net sales, expenses, capital expenditures and net earnings. Without limiting the foregoing, the words "believes," "anticipates," "plans," "expects," "may," "will," "intends," "estimates" and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve risks and uncertainties, and the Company's actual results may differ materially from the results discussed in the forward-looking statements as a result of certain factors set forth in "Risk Factors" and elsewhere in this Prospectus.

OVERVIEW

     The Company designs and markets branded contemporary casual, active, rugged and lifestyle footwear for men, women and children. The Company sells its products to department stores and specialty retailers such as Nordstrom, Macy's, Dillards, Robinson's-May and JC Penney, and specialty retailers such as Genesco's Journeys and Jarman chains, The Venator Group's Foot Locker and Lady Foot Locker chains, Pacific Sunwear and Florsheim. The Company's marketing focus is to maintain and enhance recognition of the Skechers brand name as a casual, active, youthful, lifestyle brand that stands for quality, comfort and design innovation. Towards this end, the Company endeavors to spend approximately 8.0% of net sales in the marketing of Skechers footwear through an integrated effort of advertising, promotions, public relations, trade shows and other marketing efforts.

     The Company was founded in 1992 as a distributor of Dr. Martens footwear. The Company began designing and marketing men's footwear under the Skechers brand name and other brand names including "Cross Colours," "Karl Kani" and "So . . . L.A." in 1993. Shortly after launching these branded footwear lines, the Company discontinued distributing Dr. Martens footwear. In 1995, the Company began to shift its focus to the Skechers brand name by de-emphasizing the sale of "Kani" branded products and discontinuing the sale of "Cross Colours" and "So . . . L.A." branded footwear. In early 1996, the Company substantially increased its product offerings in and marketing focus on its Skechers women's and children's lines. The Company divested the "Karl Kani" license in August 1997. Substantially all of the Company's products are marketed under the Skechers name.

     Management believes the Skechers product offerings of men's, women's and children's footwear appeal to a broad customer base between the ages of 5 and 40 years. Skechers men's and women's footwear are primarily designed with the active, youthful lifestyle of the 12 to 25 year old age group in mind. Products include basic styles, which are styles that have been in the Company's line for at least three consecutive seasons and seasonal or fashion styles, which are designed to establish or capitalize on market trends. The Company increased its styles offered from approximately 390 for the three months ended March 31, 1997 to approximately 600 for the three months ended March 31, 1998. For the three months ended March 31, 1998, approximately 54.0% of the Company's gross sales of men's footwear were generated from basic styles that have been in the Company's line for at least three seasons. Management's goal is to achieve a comparable portion of gross sales of its women's and children's lines in its basic styles with sufficient operating history. The Company's women's and children's lines have only recently been expanded and emphasized, and many styles within these lines have only recently been introduced.

     The Company has realized rapid growth since inception, increasing net sales from $42.7 million in 1993 to $183.8 million in 1997. From 1996 to 1997, the Company experienced a 59.3% and 205.1% increase in net sales and earnings from operations, respectively. The Company also experienced an improvement in gross profit as a percentage of net sales from 29.6% to 37.4% and in earnings from operations as a percentage of net sales from 4.4% to 8.5% over this same period, resulting in part from the shift to offering Skechers product exclusively and in part from economies of scale. For the quarter ended March 31, 1998, the Company realized a 117.0% increase in net sales compared to the comparable period from the prior year while increasing gross profit as a percentage of net sales from 33.4% to 37.6%. In the future, the Company's rate of growth will be dependent upon, among other things, the continued success of its efforts to expand its footwear offerings. There can be no assurance that the rate of growth will not decline in future periods or that the Company will improve or maintain operating margins.

     As the Company's net sales growth has accelerated, management has focused on investing in infrastructure to support continued expansion in a disciplined manner. Major areas of investment have included the expansion of the Company's distribution facilities, hiring of additional personnel, development of product sourcing and quality control offices in Taiwan, upgrading the Company's management information systems and development and expansion of Company's retail stores. The Company has established this infrastructure to achieve further economies of scale in anticipation of continued increases in net sales. Because expenses relating to this infrastructure are fixed, at least in the short-term, operating results and margins would be adversely affected if the Company does not achieve anticipated continued growth.

     The Company operates 14 concept stores at marquee locations in major metropolitan cities. Each concept store serves not only as a showcase for the Company's full product offering for the current season but also as a rapid product feedback mechanism. Product sell-through information derived from the Company's concept stores enables the Company's sales, merchandising and production staff to respond to market changes and new product introductions. Such responses serve to augment sales and limit inventory markdowns and customer returns and allowances. The Company also operates 12 factory and warehouse outlet stores that enable the Company to liquidate excess, discontinued and odd-size inventory in a cost efficient manner. Each of the Company's concept stores and outlet stores that was open for a full quarter made a positive contribution to earnings in 1997. The Company plans to increase the number of retail locations in the future to further its strategic goals as well as in an effort to increase net sales and net earnings. The Company plans to open at least four new concept stores and two new outlet stores in the remainder of 1998 and approximately seven new concept stores and 11 new outlet stores in 1999. For the year ended December 31, 1997 and the three months ended March 31, 1998, approximately 5.3% and 5.8% of net sales were generated by the Company's retail stores, respectively.

     During 1997, Skechers sold to approximately 2,022 retail accounts representing in excess of 10,000 storefronts. For the three months ended March 31, 1998, The Venator Group represented 11.4% of the Company's net sales. Other than the foregoing, no one customer accounted for 10.0% or more of the Company's net sales for either period. Management has implemented a strategy of controlling the growth of the distribution channels through which the Company's products are sold in order to protect the Skechers brand name, properly service customer accounts and better manage the growth of the business. The Company has limited distribution of product to those retailers which management believes can best support the Skechers brand name in the market. In April 1998, the Company made the decision to discontinue opening new accounts through December 1998. Although the Company does intend to open new customer accounts in the future, management believes that by focusing on the Company's existing accounts, the Company can deepen its relationships with its existing customers by providing a heightened level of customer service. Increasing sales to existing customers and the opening of additional retail stores will depend on various factors, including strength of the Company's brand name, competitive conditions, the ability of the Company to manage the increased sales and stores and the availability of desirable locations. There can be no assurance that the Company will be able to increase its sales to existing customers or to open and operate new retail stores on a profitable basis. There can be no assurance that the

Company's growth strategy will be successful or that the Company's net sales or net earnings will increase as a result of the implementation of such efforts.

     Although the Company's primary focus is on the domestic market, the Company presently markets its product in countries in Europe, Asia and selected other foreign regions through distributorship agreements. For the year ended December 31, 1997 and the three months ended March 31, 1998, approximately 15.1% and 13.6%, of the Company's net sales was derived from its international operations, respectively. To date, substantially, all international sales have been made in U.S. Dollars, although there can be no assurance that this will continue to be the case. The Company's goal is to increase sales through distributors by heightening the Company's marketing support in these countries. Sales through foreign distributors result in lower gross margins to the Company than domestic sales. To the extent that the Company expands its international operations through distribution arrangements, its overall gross margins may be adversely affected. In 1998, the Company launched its first major international advertising campaign in Europe and Asia. In an effort to increase profit margins on products sold internationally and more effectively promote the Skechers brand name, the Company is exploring selling directly to retailers in certain European countries in the future. In addition, the Company plans to begin selectively opening flagship retail stores internationally on its own or through joint ventures. There can be no assurance that such expansion plans will be successful.

     Management believes that selective licensing of the Skechers brand name to non-footwear-related manufacturers may broaden and enhance the Skechers image without requiring significant capital investments or the incurrence of significant incremental operating expenses by the Company. Although the Company has licensed certain manufacturers to produce and market a variety of Skechers products, to date it has not derived any significant royalty income from such licensing arrangements. Royalty income is recognized as revenue when earned. The substantial portion of the Company's royalty income to date was derived from royalties paid in connection with sales of "Karl Kani" licensed apparel. The Company divested the license in August 1997. Management believes that revenues from licensing agreements will not be a material source of growth for the Company in the near term; however, management believes that such revenues may present an attractive long-term opportunity with minimal near-term costs.

     The Company contracts with third parties for the manufacture of all of its products. The Company does not own or operate any manufacturing facilities. For the year ended December 31, 1997 and the three months ended March 31, 1998, the top five manufacturers of the Company's products accounted for 74.8% and 40.8% of the Company's manufactured products, respectively. Two of such manufacturers accounted for 21.7% and 15.0% of total production for the year ended December 31, 1997 and one of such manufacturers accounted for 15.5% of total production for the three months ended March 31, 1998. Other than the foregoing, no one manufacturer accounted for more than 10.0% of the Company's total production for such periods. To date, substantially all products are purchased in U.S. Dollars, although there can be no assurance that this will continue to be the case. The Company believes the use of independent manufacturers increases its production flexibility and capacity while at the same time allowing the Company to substantially reduce capital expenditures and avoid the costs of managing a large production work force. Substantially all of the Company's products are produced in China. The Company finances its production activities in part through the use of interest-bearing open purchase agreements with its Asian manufacturers. These facilities typically bear interest at a rate between 12.0% and 15.0% per annum. Management believes that the use of these unsecured facilities affords the Company additional liquidity and flexibility.

     Finished goods are reviewed, inspected and shipped from the Company's approximately 412,000 square foot leased distribution center located in Ontario, California, or are drop-shipped directly from the manufacturer to Skechers' international distributors. The Company has recently entered into a lease for an additional 286,000 square foot distribution facility. The Company intends to install a new material handling system in its new distribution center to enhance its ability to monitor inventory levels and distribution activities at such site. The system, which is expected to cost $10.0 million, is expected to become operational in mid-1999.

     As a result of the Company's strategic decision in 1995 to focus on its Skechers branded products, the Company conducted substantial close-out sales of its "Kani," "Cross Colours" and "So . . . L.A." discontinued product lines in 1996 and 1997. These inventory close-outs were substantially concluded during the first three months of 1998, and the Company currently has only a nominal amount of "Kani" inventory on hand. As a result of substantial markdowns necessary to liquidate this discontinued inventory, the Company's gross margins were adversely affected in 1996 and 1997 and, to a lesser extent, in the first three months of 1998.

     As a result of the substantial growth of the Company's backlog in 1997 and in anticipation of deliveries of these orders during the first three months of 1998, inventory levels at December 31, 1997 were higher than in previous periods. If the Company continues to grow at or near its current rate, it is expected that inventory levels will continue to expand to meet customer advance orders.

     In May 1992, the Company elected to be treated for Federal and state income tax purposes as an S Corporation under Subchapter S of the Code and comparable state laws. As a result, earnings of the Company, since such initial election, have been included in the taxable income of the Company's stockholders for Federal and state income tax purposes, and the Company has not been subject to income tax on such earnings, other than franchise and net worth taxes. Upon the termination of the Company's S Corporation status, the Company will be treated for Federal and state income tax purposes as a corporation under Subchapter C of the Code and, as a result, will become subject to state and Federal income taxes. By reason of the Company's treatment as an S Corporation for Federal and state income tax purposes, the Company, since inception, has provided to its stockholders funds for the payment of income taxes on the earnings of the Company. The Company paid dividends consisting of amounts attributable to payment of such taxes of $170,000, $112,000 and $3.2 million in 1995, 1996 and 1997, respectively. In addition, in August 1998, the Company anticipates making the August Tax Distribution consisting of the final installment of income taxes payable on S Corporation earnings for 1997. The amount of the August Tax Distribution is estimated to be approximately $3.6 million. Upon the termination of the Company's S Corporation status, the Company will also declare (i) the Final Tax Distribution consisting of income taxes payable on S Corporation earnings from January 1, 1998 through the date of termination of the Company's S Corporation status, and (ii) the Final S Corporation Distribution in an amount designed to be substantially all of the Company's remaining and undistributed accumulated S Corporation earnings through the date of termination of the Company's S Corporation status. The Company estimates that the amount of the Final Tax Distribution will be approximately $7.0 million and the amount of the Final S Corporation Distribution will be approximately $15.0 million and such amounts will be paid with a portion of the net proceeds of the Offering. See "Use of Proceeds." Purchasers of shares of Common Stock in the Offering will not receive any portion of the August Tax Distribution, the Final Tax Distribution or the Final S Corporation Distribution. On and after the date of such termination, the Company will no longer be treated as an S Corporation and, accordingly, will be fully subject to Federal and state income taxes. All pro forma income taxes reflect adjustments for Federal and state income taxes as if the Company had been taxed as a C Corporation rather than an S Corporation.

RESULTS OF OPERATIONS

     The following table sets forth for the periods indicated, selected information from the Company's results of operations as a percentage of net sales. Pro forma reflects adjustments for federal and state income taxes as if the Company had been taxed as a C Corporation rather than an S Corporation.

                                                                              THREE MONTHS
                                                                                 ENDED
                                                  YEAR ENDED DECEMBER 31,      MARCH 31,
                                                  -----------------------    --------------
                                                  1995     1996     1997     1997     1998
                                                  -----    -----    -----    -----    -----
Net sales.......................................  100.0%   100.0%   100.0%   100.0%   100.0%
Cost of sales...................................   71.1     70.4     62.6     66.6     62.4
                                                  -----    -----    -----    -----    -----
  Gross profit..................................   28.9     29.6     37.4     33.4     37.6
Royalty income, net.............................    1.7      1.4      0.5      2.2      0.2
                                                  -----    -----    -----    -----    -----
                                                   30.6     31.0     37.9     35.6     37.8
                                                  -----    -----    -----    -----    -----
Operating expenses:
  Selling.......................................   11.0     10.2     11.8     13.5     11.7
  General and administrative....................   18.0     16.4     17.6     23.2     21.9
                                                  -----    -----    -----    -----    -----
                                                   29.0     26.6     29.4     36.7     33.6
                                                  -----    -----    -----    -----    -----
Earnings (loss) from operations.................    1.6      4.4      8.5     (1.1)     4.2
  Interest expense, net.........................   (3.3)    (2.8)    (2.3)    (2.5)    (2.5)
  Other, net....................................    0.2      0.1      0.0      0.3      0.1
                                                  -----    -----    -----    -----    -----
  Earnings (loss) before pro forma income taxes
     (benefit) and extraordinary credit.........   (1.5)     1.7      6.2     (3.3)     1.8
Pro forma income taxes (benefit)................   (0.6)     0.7      2.5     (1.3)     0.7
                                                  -----    -----    -----    -----    -----
  Earnings (loss) before extraordinary credit...   (0.9)     1.0      3.7     (2.0)     1.1
Extraordinary credit, net of pro forma income
  taxes.........................................    0.2       --       --       --       --
                                                  -----    -----    -----    -----    -----
  Pro forma net earnings (loss).................   (0.7%)    1.0%     3.7%    (2.0%)    1.1%
                                                  =====    =====    =====    =====    =====

THREE MONTHS ENDED MARCH 31, 1998 COMPARED TO THREE MONTHS ENDED MARCH 31, 1997

     Net Sales

     Net sales increased $32.3 million, or 117.0%, to $59.9 million for the three months ended March 31, 1998 as compared to $27.6 million for the three months ended March 31, 1997. This increase was due to increased sales of branded footwear primarily as a result of (i) greater brand awareness driven in part by a significant expansion of the Company's national marketing efforts, (ii) a broader breadth of men's, women's and children's product offerings, (iii) the development of the Company's domestic and international sales forces and (iv) the transition of the Company's account base in the direction of larger accounts with multiple stores and increased sales to such accounts, resulting in higher sales per account. Gross sales of men's footwear, including international, increased $8.0 million, or 43.8%, to $26.2 million for the three months ended March 31, 1998, as compared to $18.2 million for the three months ended March 31, 1997. The increase in sales of men's footwear was achieved despite a decline in men's "Kani" footwear sales of $3.6 million to $598,000 for the three months ended March 31, 1998, as compared to $4.2 million in sales for the three months ended March 31, 1997. The Company discontinued actively marketing "Kani" footwear in 1997. Sales of "Kani" footwear for the three months ended March 31, 1998 resulted from inventory close-outs, which were substantially completed during this fiscal period. Gross sales of women's footwear, including international, increased $17.5 million, or 281.7%, to $23.7 million for the three months ended March 31, 1998 as compared to $6.2 million for the three months ended March 31, 1997. Gross sales of children's footwear, including international, increased $3.8 million, or 127.5%, to $6.9 million for the three months ended March 31, 1998 as compared to

$3.0 million for the three months ended March 31, 1997. Sales of children's "Kani" footwear represented $20,000 and $899,000 of such sales for the three months ended March 31, 1998 and 1997, respectively. Provisions for returns and allowances were $1.6 million for the three months ended March 31, 1998 as compared to $1.5 million for the three months ended March 31, 1997. Net sales through the Company's retail stores increased $2.2 million, or 177.0%, to $3.5 million for the three months ended March 31, 1998 as compared to $1.3 million for the three months ended March 31, 1997. This increase is due to an increase in sales from pre-existing stores and new store openings. Net sales generated from international operations increased $2.4 million, or 41.6%, to $8.2 million for the three months ended March 31, 1998 as compared to $5.8 million for the three months ended March 31, 1997.

     Gross Profit

     The Company's gross profit increased $13.3 million, or 144.2%, to $22.5 million for the three months ended March 31, 1998 compared to $9.2 million for the three months ended March 31, 1997. The increase was attributable to higher sales and an improvement in gross profit as a percentage of net sales ("Gross Margin"). The Gross Margin increased to 37.6% for the three months ended March 31, 1998 from 33.4% for the same period in 1997. The increase in the Gross Margin was primarily due to (i) better retail sell-through at the Company's retail customer accounts, which typically results in fewer markdowns, (ii) an increase in the proportions of total sales derived from the women's and children's footwear line, which had a higher margin than the men's footwear line, (iii) the increase in the Company's retail store sales, since such retail gross margins are higher than customer retail gross margins as a percentage of net sales and (iv) decreased international sales as a percentage of net sales as international sales through distributors carry a lower Gross Margin.

     Royalty Income

     Royalty income decreased $480,000, or 78.4%, to $132,000 for the three months ended March 31, 1998 compared to $612,000 for the three months ended March 31, 1997. The Company receives royalty income based upon a percentage of sales of its sublicensees. The decrease was due to the termination of the Company's license relating to "Kani" apparel. Royalty income attributable to sales of "Kani" apparel represented $74,000 and $735,000 of total royalty income for the three months ended March 31, 1998 and 1997, respectively. Management expects that royalty income may increase in total dollars, but not necessarily as a percentage of net sales, as the Company's licensing efforts for Skechers products increase.

     Selling Expenses

     Selling expenses include sales salaries, commissions and incentives, advertising, promotions and trade shows. Selling expenses increased $3.3 million, or 88.9%, to $7.0 million (11.7% of net sales) for the three months ended March 31, 1998 from $3.7 million (13.5% of net sales) for the three months ended March 31, 1997. The increase in total dollars was primarily due to increased advertising expenditures and sales compensation due to the increase in footwear sales, the implementation of a new sales compensation package and the hiring of additional sales personnel. The Company endeavors to spend approximately 8.0% of net sales in the marketing of Skechers footwear through advertising, promotions, public relations, trade shows and other marketing efforts. The decrease as a percentage of sales was due to the increase in footwear sales and the fixed cost nature of certain components of selling expenses.

     General and Administrative Expenses

     General and administrative expenses increased $6.7 million, or 104.5%, to $13.1 million (21.9% of net sales) for the three months ended March 31, 1998 from $6.4 million (23.2% of net sales) for the three months ended March 31, 1997. The increase in total dollars is primarily due to (i) the hiring of additional personnel, (ii) an increase in costs associated with the Company's distribution facilities to support the Company's growth, (iii) increased product design and development costs and (iv) the addition of eight retail stores which were not open in the first quarter of 1997. The decrease as a percentage of net sales was primarily due to the increase in the volume of footwear sold. Also included in general and administrative expenses for the three months ended March 31, 1998 and 1997 are $691,000 and $142,000, respectively, of compensation expense relating to the Company's 1996 Incentive Compensation Plan (the "1996 Incentive Compensation Plan"). The Company expects to incur additional compensation expense for each quarter during the remainder of 1998 in connection with such Plan based upon the anticipated increase in net sales for 1998 over historical 1996 net sales levels. See "Management -- Executive
Compensation -- 1996 Incentive Compensation Plan."

     Interest Expense

     Interest expense increased $784,000, or 112.0%, to $1.5 million for the three months ended March 31, 1998 as compared to $700,000 for the three months ended March 31, 1997 as a result of increased borrowings under the Company's revolving line of credit to fund the Company's expanded operations and interest expense associated with open purchase agreements with the Company's Asian manufacturers, which in part finance the Company's manufacturing activities.

     Income Taxes

     Pro forma income taxes have been provided at the assumed rate of 40.0% for Federal and state purposes.

YEAR ENDED DECEMBER 31, 1997 COMPARED TO YEAR ENDED DECEMBER 31, 1996

     Net Sales

     Net sales increased $68.4 million, or 59.3%, to $183.8 million for the year ended December 31, 1997 from $115.4 million for the year ended December 31, 1996. The increase was due to increased sales of branded footwear primarily as a result of (i) greater domestic brand awareness driven in part by a significant expansion of the Company's sales forces, (ii) a broad breadth of men's, women's and children's product offering, (iii) the development of the Company's domestic and international sales forces and (iv) the transition of the Company's account base in the direction of larger accounts with multiple stores, resulting in higher sales per account. Gross sales of men's footwear, including international, increased $26.1 million, or 32.3%, to $107.1 million for the year ended December 31, 1997 as compared to $80.9 million for the year ended December 31, 1996. The increase in gross sales of men's footwear was achieved despite a decline in men's "Kani" footwear sales of $2.2 million to $11.5 million for the year ended December 31, 1997 as compared to $13.7 million for the year ended December 31, 1996. The Company discontinued actively marketing "Kani" footwear in 1997 and a substantial portion of sales of "Kani" footwear during 1997 consisted of inventory close-outs. The Company began to de-emphasize the sale of "Kani" footwear in late 1995 and early 1996 to concentrate its marketing and sales efforts on its Skechers product line. Gross sales of women's footwear, including international, increased $25.1 million, or 101.3%, to $49.9 million for the year ended December 31, 1997 as compared to $24.8 million for the year ended December 31, 1996. Gross sales of children's footwear, including international, increased $10.2 million, or 93.7%, to $21.1 million for the year ended December 31, 1997 as compared to $10.9 million for the year ended December 31, 1996. Sales of children's "Kani" footwear represented $3.3 million and $4.1 million of such sales for the years ended December 31, 1997 and 1996, respectively. Sales of children's "Kani" footwear in 1997 substantially represent inventory close-out sales. Provisions for returns and allowances were $5.5 million for each of the years ended December 31, 1997 and 1996. Net sales through the Company's retail stores increased $6.5 million, or 194.5%, to $9.8 million for the year ended December 31, 1997 as compared to $3.3 million for the year ended December 31, 1996. This increase is due to an increase in sales from pre-existing stores and new store openings. Net sales generated from international operations decreased $3.9 million, or 12.2%, to $27.7 million for the year ended December 31, 1997 as compared to $31.6 million for the year ended December 31, 1996 largely as a result of a realignment of the Company's foreign distribution arrangements.

     Gross Profit

     Gross profit increased $34.5 million, or 100.9%, to $68.7 million for the year ended December 31, 1997 from $34.2 million for the year ended December 31, 1996. The increase was attributable to higher sales and an improvement in the Gross Margin. The Gross Margin increased to 37.4% for the year ended December 31, 1997 from 29.6% for the year ended December 31, 1996. The increase in the Gross Margin was primarily due to (i) better retail sell-through at the Company's retail customer accounts which allowed for fewer markdowns, (ii) an increase in the proportion of total sales derived from the women's and children's footwear line, which had a higher margin than the men's footwear line, (iii) the increase in the Company's retail store sales and (iv) decreased international sales as a percentage of net sales as international sales through distributors carry a lower Gross Margin, offset in part by inventory close-out sales of "Kani" branded footwear.

     Royalty Income

     Royalty income decreased $698,000, or 43.8%, to $894,000 for the year ended December 31, 1997 from $1.6 million for the year ended December 31, 1996. The decrease was due to decreased sales of apparel under the Company's "Kani" license. Royalty income attributed to sales of "Kani" apparel represented $1.2 million and $2.1 million of total royalty income for the years ended December 31, 1997 and 1996, respectively.

     Selling Expenses

     Selling expenses increased $9.8 million, or 83.9%, to $21.6 million (11.8% of net sales) for the year ended December 31, 1997 from $11.7 million (10.2% of net sales) for the year ended December 31, 1996. The increase in total dollars was primarily due to increased advertising expenditures and sales commissions and incentives due to the increase in footwear sales. The increase as a percentage of sales was due to increased advertising expenses on a percentage of net sales.

     General and Administrative Expenses

     General and administrative expenses increased $13.5 million, or 71.1%, to $32.4 million (17.6% of net sales) for the year ended December 31, 1997 as compared to $18.9 million (16.4% of net sales) for the year ended December 31, 1996. The increase in total dollars was primarily due to (i) the hiring of additional personnel and related costs to support the Company's substantial growth in sales, (ii) an increase in costs associated with the Company's distribution facilities to support the Company's growth, (iii) the addition of seven retail stores which were not open in 1996, (iv) increased product design and development costs and (v) compensation expense of $1.7 million related to the Company's 1996 Incentive Compensation Plan. See "Management -- Executive Compensation -- 1996 Incentive Compensation Plan." Included in the $18.9 million of general and administrative expenses for 1996 is a one-time $530,000 charge to operations related to costs of the terminated public offering of the "Kani" division. The increase in general and administrative expenses as a percentage of net sales is attributable to the $1.7 million of compensation expense relating to the Company's 1996 Incentive Compensation Plan.

     Interest Expense

     Interest expense increased $955,000, or 29.6%, to $4.2 million for the year ended December 31, 1997 as compared to $3.2 million for the year ended December 31, 1996 as a result of increased borrowings under the Company's revolving line of credit to fund the Company's expanded operations and interest expense associated with open purchase agreements with the Company's Asian manufacturers.

     Income Taxes

     Pro forma income taxes have been provided at the assumed rate of 40.0% for Federal and state purposes.

YEAR ENDED DECEMBER 31, 1996 COMPARED TO YEAR ENDED DECEMBER 31, 1995

     Net Sales

     Net sales increased $4.8 million, or 4.3%, to $115.4 million for the year ended December 31, 1996 from $110.6 million for the year ended December 31, 1995. Net sales in 1995 and 1996 were adversely affected as the Company repositioned its product offerings. In late 1995, the Company de-emphasized the sale of men's and children's footwear under the "Kani" brand and discontinued offering men's and children's footwear under the "Cross Colours" brand and women's footwear under the "So . . . L.A." brand to concentrate its marketing and sales efforts on its Skechers product line. Gross sales of men's footwear, including international, decreased $11.9 million, or 12.8%, to $80.9 million for the year ended December 31, 1996 as compared to $92.8 million for the year ended December 31, 1995. Sales of men's "Kani" footwear represented $13.7 million and $15.9 million of such sales for the years ended December 31, 1996 and 1995, respectively, while sales of men's "Cross Colours" footwear represented $209,000 and $3.4 million of such sales for the comparable years. In 1996, gross sales of footwear were adversely affected by decreased consumer demand for a style of footwear which represented $16.4 million, or 18.3%, of the Company's sales of men's footwear net of discounts, in 1995, which declined to $4.7 million, or 5.8%, of the Company's sales of men's footwear net of discounts, in 1996. Men's sales were stronger in the second half of 1996 as the Company completed its repositioning efforts. Gross sales of women's footwear, including international, increased $9.7 million, or 64.7%, to $24.8 million for the year ended December 31, 1996 as compared to $15.1 million for the year ended December 31, 1995. Of the $15.1 million for the year ended December 31, 1995, $2.1 million was represented by sales of "So . . . L.A." footwear which was discontinued during 1995. Gross sales of children's footwear, including international, increased $3.0 million, or 38.0%, to $10.9 million for the year ended December 31, 1996 as compared to $7.9 million for the year ended December 31, 1995. Sales of children's "Kani" footwear represented $4.1 million and $3.0 million of sales of children's footwear for the years ended December 31, 1996 and 1995, respectively, while sales of children's "Cross Colours" footwear represented $160,000 of such sales for 1995 and were discontinued during that year. Provisions for returns and allowances were $5.5 million for the year ended December 31, 1996 as compared to $7.0 million for the year ended December 31, 1995. Net sales through the Company's retail stores increased $3.0 million, or 798.5%, to $3.3 million for the year ended December 31, 1996 as compared to $371,000 for the year ended December 31, 1995. This increase is due to increased sales from the pre-existing store and new store openings. Net sales from international operations increased $9.2 million, or 41.3%, to $31.6 million for 1996 as compared to $22.4 million for 1995 due to the expansion of the Company's international distribution network.

     Gross Profit

     Gross profit increased $2.3 million, or 7.1%, to $34.2 million for the year ended December 31, 1996 as compared to $32.0 million for the year ended December 31, 1995. The Gross Margin increased to 29.6% for the year ended December 31, 1996 as compared to 28.9% for the year ended December 31, 1995. The increase in the Gross Margin was primarily due to (i) increased sales of Skechers products in the second half of 1996, (ii) the absence of substantial close-out sales of "Cross Colours" and "So . . . L.A." brands in 1996 which adversely affected the Gross Margin in 1995 and (iii) the increase in the Company's retail store sales, offset in part by increased international sales as a percentage of net sales as international sales through distributors carry a lower Gross Margin.

     Royalty Income

     Royalty income decreased $251,000, or 13.6%, to $1.6 million for the year ended December 31, 1996 as compared to $1.8 million for the year ended December 31, 1995 primarily as a result of decreased sales of apparel under the Company's "Kani" license. Royalty income attributed to sales of "Kani" apparel represented $2.1 million and $1.3 million of total royalty income for the year ended December 31, 1996 and 1995, respectively.

     Selling Expenses

     Selling expenses decreased $411,000, or 3.4%, to $11.7 million (10.2% of net sales) for the year ended December 31, 1996 as compared to $12.2 million (11.0% of net sales) for the year ended December 31, 1995. The decrease in total dollars and as a percentage of net sales was primarily due to lower trade show expenses.

     General and Administrative Expenses

     General and administrative expenses decreased $911,000, or 4.6%, to $18.9 million (16.4% of net sales) for the year ended December 31, 1996 as compared to $19.9 million (18.0% of net sales) for the year ended December 31, 1995. The decrease in total dollars and as a percentage of net sales was primarily due to lower professional fees and travel and entertainment expenses. Included in the $18.9 million of general and administrative expenses for 1996 is a $530,000 charge to operations related to costs of the terminated public offering of the "Kani" division.

     Interest Expense

     Interest expense decreased $445,000, or 12.1%, to $3.2 million for the year ended December 31, 1996 as compared to $3.7 million for the year ended December 31, 1995 as a result of lower borrowings under the Company's revolving line of credit.

     Extraordinary Credit

     In June 1995, the Company accelerated payment on a promissory note for the purchase of rights to the "Kani" trademarks, in exchange for relief of $450,000 of a promissory note liability. The Company recorded this relief of debt as an extraordinary credit, net of $7,000 of related income taxes.

     Income Taxes

     Pro forma income taxes have been provided at the assumed rate of 40.0% for Federal and state purposes.

LIQUIDITY AND CAPITAL RESOURCES

     To date, the Company has relied upon internally generated funds, trade credit, borrowings under credit facilities and loans from stockholders to finance its operations and expansion. The Company's need for funds arises primarily from its working capital requirements, including the need to finance its inventory and receivables. The Company's working capital was $17.2 million at March 31, 1998 and was $17.1 million, $12.0 million and $8.2 million at December 31, 1997, 1996 and 1995, respectively. The increase in working capital at March 31, 1998 and December 31, 1997 was primarily due to increases in receivables and inventories due to seasonal requirements and the need to support additional Company retail stores. Inventory at March 31, 1998 and December 31, 1997, 1996 and 1995 was $47.8 million, $45.8 million, $15.8 million and $23.6 million, respectively.

Trade accounts receivable, net of reserves, at March 31, 1998 and at December 31, 1997, 1996 and 1995 were $35.2 million, $31.2 million, $19.7 million and
$15.6 million, respectively. Trade accounts receivable increases reflect the higher level of footwear sales. Inventory levels in 1996 were affected as a result of sell-offs of inventory in connection with the Company's repositioning strategy to de-emphasize its "Kani" brand and discontinue its "Cross Colours" and "So . . . L.A." brands of footwear to concentrate its marketing and sales efforts on its Skechers product line. Substantially all of the "Kani" inventory had been liquidated as of March 31, 1998. Inventory increased in 1997 due to advance customers orders for 1998. The Company anticipates that inventory levels will continue to increase as the Company expands its business and continues to increase its in-stock inventory program. Such inventory increases are expected to be financed with borrowings under the Company's revolving line of credit. The increased inventories may result in an increased risk of inventory obsolescence and potential material increased markdowns which could adversely affect the Gross Margin.

     As part of the Company's working capital management, the Company performs substantially all customer credit functions internally, including extension of credit and collections. The Company's bad debt write-offs were less than 1.0% of net sales for each of the three months ended March 31, 1998 and the years ended December 31, 1997, 1996 and 1995. The Company carries bad debt insurance to cover approximately the first 90.0% of bad debts on substantially all of the Company's major retail accounts. As of March 31, 1998 and December 31, 1997 and 1996, 42.3%, 47.1% and 33.2% of the Company's accounts receivables were generated by accounts covered under this insurance, respectively.

     Net cash provided by (used in) operating activities totaled $(24.3) million and $11,000 for the three months ended March 31, 1998 and 1997, respectively, and $(2.1) million, $6.6 million and $(1.4) million for the years ended December 31, 1997, 1996 and 1995, respectively. The decrease of cash provided by operating activities for the three months ended March 31, 1998 and the year ended December 31, 1997 as compared to the comparable prior year fiscal periods was due to an increase in trade accounts receivable and inventory balances. The decrease in cash used in operations from 1995 to 1996 was due to a reduction of inventory levels primarily related to close-out sales of discontinued product lines.

     Net cash used in investing activities was $1.2 million and $327,000 for the three months ended March 31, 1998 and 1997, respectively, and was $6.7 million, $829,000 and $1.8 million for the years ended December 31, 1997, 1996 and 1995, respectively. The increase in net cash used in investing activities in 1997 was primarily due to increased capital expenditures in connection with the establishment of the Company's distribution facility in Ontario, California, additional hardware and software for the Company's computer needs and additional Company retail stores.

     Capital expenditures totaled $1.2 million, $6.2 million, $630,000 and $1.5 million for the three months ended March 31, 1998 and the years ended December 31, 1997, 1996 and 1995, respectively. The increase in 1997 relates primarily to the establishment of the Company's distribution center in Ontario, California, the purchase of additional hardware and software for the Company's computer needs and additional Company retail stores. Capital expenditures for the three months ended March 31, 1998 primarily represents property and equipment additions associated with new Company retail stores. The Company estimates that its capital expenditures for the remainder of 1998 will be approximately $6.0 million. Included in this amount is a portion of the approximately $10.0 million expected to be spent in connection with the installation of a new material handling system in the Company's new distribution facility. The balance of capital expenditures for 1998 will be primarily used for additional retail stores, to enhance the Company's trade show booths and to update the Company's electronic data interchange ("EDI") system. It is expected that the addition of each new retail store will entail capital expenditures for furniture, fixtures and equipment of approximately $150,000.

     Net cash provided by (used in) financing activities was $24.4 million and $163,000 for the three months ended March 31, 1998 and 1997, respectively, and was $10.2 million, $(5.6) million and $3.2 million for the years ended December 31, 1997, 1996 and 1995, respectively. The increase in net cash provided by financing activities in 1997 was due to the issuance of a term note to finance capital expenditures and increased borrowings under the Company's revolving line of credit to finance capital expenditures, increased accounts receivables and inventories and to fund S Corporation distributions. Cash levels in 1996 were primarily affected by a reduction in inventory levels and increased borrowings from the Company's principal stockholder.

     The Company's credit facility was amended in June 1998 to provide for borrowings under a revolving line of credit of up to $120.0 million and two term loans, with actual borrowings limited to available collateral and certain limitations on total indebtedness (approximately $79.9 million of availability as of June 30, 1998)from Heller Financial, Inc. The revolving line of credit bears interest at the Company's option at either the prime rate (8.50% at June 30, 1998) plus 25 basis points or at Libor plus 2.75%; the Company has elected to designate the Libor rate. The revolving line of credit expires on December 31, 2002. Interest on the revolving line of credit is payable monthly in arrears. The revolving line of credit provides a sub-limit for letters of credit of up to $18.0 million to finance the Company's foreign purchases of merchandise inventory. As of June 30, 1998, the Company had approximately $3.8 million of letters of credit under the revolving line of credit. One term note component of the credit facility, which has a principal balance of approximately $2.8 million as of June 30, 1998, bears interest at the prime rate plus 100 basis points and is due in monthly installments with a final balloon payment December 2002. The proceeds from this note were used to purchase equipment for the Company's distribution center in Ontario, California and the note is secured by such equipment. A second term note is guaranteed by the Greenberg Family Trust, bears interest at the prime rate plus 25 basis points and is due at the earlier of June 1999 or the closing of the Offering. Such guaranty is collateralized by cash equal to the principal amount of the note. As of June 30, 1998, approximately $13.3 million was outstanding under this second term note, the proceeds from which were used in June 1998 to repay the Stockholder Note in the principal amount of approximately $13.3 million. The Company intends to use a portion of the net proceeds of the Offering to repay approximately $55.7 million under the revolving line of credit and $13.3 million outstanding under the second term note. See "Use of Proceeds." By repaying such indebtedness, the Company expects to have more flexibility and liquidity to pursue its growth strategies. As of March 31, 1998, the Stockholder Note bore interest at 8.0% and was due on demand. The stockholder agreed not to require repayment of the Stockholder Note until January 1999. The Company recorded interest expense of approximately $275,000, $1.1 million, $1.2 million and $944,000 related to the Stockholder Note during the three months ended March 31, 1998 and the years ended December 31, 1997, 1996 and 1995, respectively. The credit facility contains certain financial covenants that require the Company to maintain specified minimum tangible net worth, working capital and leverage ratios and limit the ability of the Company to pay dividends if it is in default of any provisions of the credit facility. The Company was in compliance with these covenants as of March 31, 1998. The credit facility is collateralized by the Company's real and personal property, including, among other things, accounts receivable, inventory, general intangibles and equipment.

     By reason of the Company's treatment as an S Corporation for Federal and state income tax purposes, the Company since inception has provided to its stockholders funds for the payment of income taxes on the earnings of the Company. The Company distributed amounts attributable to payment of such taxes of $3.2 million, $112,000 and $170,000 in 1997, 1996 and 1995, respectively. In
August 1998, the Company will declare the August Tax Distribution, estimated to be $3.6 million, and upon consummation of the Offering will declare the Final Tax Distribution, estimated to be $7.0 million, and the Final S Corporation Distribution, estimated to be $15.0 million. Following the termination of the Company's S Corporation status, earnings will be retained for the foreseeable future in the operations of the business. See "Prior S Corporation Status" and "Dividend Policy."

     The Company believes that anticipated cash flows from operations, available borrowings under the Company's revolving line of credit, after repayment of indebtedness described under "Use of Proceeds," and its financing arrangements will be sufficient to provide the Company with the liquidity necessary to fund its anticipated working capital and capital requirements through fiscal 1999. However, in connection with its growth strategy, the Company will incur significant working capital requirements and capital expenditures. The Company's future capital requirements will depend on many factors, including, but not limited to, the levels at which the Company maintains inventory, the market acceptance of the Company's footwear, the levels of promotion and advertising required to promote its footwear, the extent to which the Company invests in new product design and improvements to its existing product design and the number and timing of new store openings. To the extent that available funds are insufficient to fund the Company's future activities, the Company may need to raise additional funds through public or private financing. No assurance can be given that additional financing will be available or that, if available, it can be obtained on terms favorable to the Company and its stockholders. Failure to obtain such financing could delay or prevent the Company's planned expansion, which could adversely affect the Company's business, financial condition and results of operations. In addition, if additional capital is raised through the sale of additional equity or convertible securities, dilution to the Company's stockholders could occur. See "Use of Proceeds."

QUARTERLY RESULTS AND SEASONALITY

     The table below sets forth quarterly operating data of the Company for the third and fourth quarters of 1996 and each of the four quarters of 1997 and the first quarter of 1998. This quarterly information is unaudited, but in management's opinion reflects all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the information for the periods presented when read in conjunction with the financial statements of the Company and notes thereto.

                                         1996                                   1997                           1998
                              --------------------------   -----------------------------------------------   --------
                              SEPTEMBER 30   DECEMBER 31   MARCH 31   JUNE 30   SEPTEMBER 30   DECEMBER 31   MARCH 31
                              ------------   -----------   --------   -------   ------------   -----------   --------
     THREE MONTHS ENDED                                           (IN THOUSANDS)
Net sales...................    $39,277        $32,582     $27,591    $32,705     $62,562        $60,969     $59,873
Gross profit................     12,377         11,017       9,207     11,125      23,552         24,839      22,483
Earnings (loss) from
  operations................      4,854          2,877        (299)     2,244       8,203          5,488       2,505
Pro forma net earnings
  (loss)....................      2,393            919        (559)       760       4,278          2,369         651

     Sales of footwear products are somewhat seasonal in nature with the strongest sales generally occurring in the third and fourth quarters. In 1997, 34.0% of net sales and 52.5% of earnings from operations were generated in the third quarter and 33.2% of net sales and 35.1% of earnings from operations were generated in the fourth quarter. The Company has experienced, and expects to continue to experience, variability in its net sales, operating results and net earnings, on a quarterly basis. The Company's domestic customers generally assume responsibility for scheduling pickup and delivery of purchased products. Any delay in scheduling or pickup which is beyond the Company's control could materially negatively impact the Company's net sales and results of operations for any given quarter. The Company believes the factors which influence this variability include (i) the timing of the Company's introduction of new footwear products, (ii) the level of consumer acceptance of new and existing products,
(iii) general economic and industry conditions that affect consumer spending and retail purchasing, (iv) the timing of the placement, cancellation or pickup of customer orders, (v) increases in the number of employees and overhead to support growth, (vi) the timing of expenditures in anticipation of increased sales and customer delivery requirements, (vii) the number and timing of new Company retail store openings and (viii) actions by competitors. Due to these and other factors, the operating results for any particular quarter are not necessarily indicative of the results for the full year.

INFLATION

     The Company does not believe that the relatively moderate rates of inflation experienced in the United States over the last three years have had a significant effect on its net sales or profitability. However, the Company cannot accurately predict the effect of inflation on future operating results. Although higher rates of inflation have been experienced in a number of foreign countries in which the Company's products are manufactured, the Company does not believe that inflation has had a material effect on the Company's net sales or profitability. In the past, the Company has been able to offset its foreign product cost increases by increasing prices or changing suppliers, although no assurance can be given that the Company will be able to continue to make such increases or changes in the future.

EXCHANGE RATES

     The Company receives U.S. Dollars for substantially all of its product sales and its royalty income. Inventory purchases from offshore contract manufacturers are primarily denominated in U.S. Dollars; however, purchase prices for the Company's products may be impacted by fluctuations in the exchange rate between the U.S. Dollar and the local currencies of the contract manufacturers, which may have the effect of increasing the Company's cost of goods in the future. During 1996 and 1997 and the three months ended March 31, 1998, exchange rate fluctuations have not had a material impact on the Company's inventory costs. The Company does not engage in hedging activities with respect to such exchange rate risk. See "Risk Factors -- Risks Associated with Foreign Operations."

YEAR 2000 COMPLIANCE

     The Company is assessing the internal readiness of its computer systems for handling the year 2000 issue. The Company expects to implement the systems and programming changes necessary to address year 2000 issues with respect to its internal systems and does not believe that the cost of such actions will have a material adverse effect on its business, financial condition and results of operations. Although the Company is not aware of any material operational issues or costs associated with preparing its internal systems for the year 2000, there can be no assurance that there will not be a delay in, or increased costs associated with, the implementation of the necessary systems and changes to address the year 2000 issues, and the Company's inability to implement such systems and changes in a timely manner could have a material adverse effect on the Company's business, financial condition and results of operations.

     The Company also relies, directly and indirectly, on external systems of business enterprises such as third party manufacturers and suppliers, customers, creditors and financial organizations, and of governmental entities, both domestic and international, for accurate exchange of data. Even if the internal systems of the Company are not materially affected by the year 2000 issue, the Company could be affected by disruptions in the operation of the enterprises with which the Company interacts. Despite the Company's efforts to address the year 2000 impact on its internal systems and business operations, there can be no assurance that such impact will not result in a material disruption of its business or have a material adverse effect on the Company's business, financial condition and results of operations.

RECENT ACCOUNTING PRONOUNCEMENTS

     Effective January 1, 1998, the Company adopted Statement of Financial Accounting Standards "SFAS" No. 130, Reporting Comprehensive Income ("SFAS No. 130"). SFAS No. 130 establishes standards to measure all changes in equity that result from transactions and other economic events other than transactions with owners. Comprehensive income is the total of net earnings and all other non-owner changes in equity. Except for net earnings, the Company does not have any transactions and other economic events that qualify as comprehensive income as defined under SFAS No. 130.

     In 1997, the Financial Accounting Standards Board ("FASB") issued SFAS No. 131, Disclosures About Segments of an Enterprise and Related Information ("SFAS No. 131"). SFAS No. 131 introduces a new model for segment reporting called the "management approach." The management approach is based on the manner in which management organizes segments within a company for making operating decisions and assessing performance. The management approach replaces the notion of industry and geographic segments. SFAS No. 131 is effective for the Company as of January 1, 1998; however, in accordance with SFAS 131, this statement has not been applied for interim periods in the initial year of application but will be adopted as of December 31, 1998.

     The Company believes the adoption of SFAS No. 130 and SFAS No. 131 will not significantly affect the Company's financial position, results of operations or financial statement presentation.

     In June 1998, the FASB issued SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities ("SFAS No. 133"). SFAS No. 133 modifies the accounting for derivative and hedging activities and is effective for fiscal years beginning after December 15, 1999. Since the Company does not presently invest in derivatives or engage in hedging activities, SFAS No. 133 will not impact the Company's financial position or results of operations.

     In March 1998, the American Institute of Certified Public Accountants issued Statement of Position 98-1 ("SOP 98-1"), Accounting for the Costs of Computer Software Developed or Obtained for Internal Use. The Company will adopt SOP 98-1 effective in 1999. The adoption of SOP 98-1 will require the Company to modify its method of accounting for software. Based on information currently available, the Company does not expect the adoption of SOP 98-1 to have a significant impact on its financial position or results of operations.

                                    BUSINESS

     The following Business section contains forward-looking statements which involve risks and uncertainties including, but not limited to, information with regard to the Company's plans to increase the number of retail locations, and styles of footwear, the maintenance of customer accounts and expansion of business with such accounts, the successful implementation of the Company's strategies, future growth and growth rates and future increases in net sales, expenses, capital expenditures and net earnings. The words "believes," "anticipates," "plans," "expects," "may," "will," "intends," "estimates," and similar expressions are intended to identify forward-looking statements. These forward-looking Statements involve risks and uncertainties, and the Company's actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth under "Risk Factors" and elsewhere in this Prospectus.

GENERAL

     Skechers designs and markets branded contemporary casual, active, rugged and lifestyle footwear for men, women and children. The Company's objective is to become the premier source of contemporary casual and active footwear while ensuring the longevity of both the Company and the Skechers brand name through controlled, well managed growth. The Company strives to achieve this objective by developing and offering a balanced assortment of basic and fashionable merchandise across a wide spectrum of product categories and styles, while maintaining a diversified, low-cost sourcing base and controlling the growth of its distribution channels. The Company sells its products to department stores such as Nordstrom, Macy's, Dillard's, Robinson's-May and JC Penney and specialty retailers such as Genesco's Journeys and Jarman chains, The Venator Group's Foot Locker and Lady Foot Locker chains, Pacific Sunwear and Florsheim. The Company also sells its products both internationally in over 120 countries and territories through major international distributors and directly to consumers through 26 of its own retail stores.

     The Company has realized rapid growth since inception, increasing net sales from $42.7 million in 1993 to $183.8 million in 1997. From 1996 to 1997, the Company experienced a 59.3% and 205.1% increase in net sales and earnings from operations, respectively. The Company also experienced an improvement in gross profit as a percentage of net sales from 29.6% to 37.4% and in earnings from operations as a percentage of net sales from 4.4% to 8.5% over this same period, resulting in part from the shift to offering Skechers product exclusively and in part from economies of scale. For the quarter ended March 31, 1998, the Company realized a 117.0% increase in net sales compared to the comparable period from the prior year while increasing gross profit as a percentage of net sales from 33.4% to 37.6%. In 1998, the Company achieved profitability in the first calendar quarter for the first time in its history, a fiscal period which is typically adversely affected by seasonal fluctuations.

     Management believes the Skechers product offerings of men's, women's and children's footwear appeal to a broad customer base between the ages of 5 and 40 years. Management believes the Company's strategy of providing a growing and balanced assortment of quality basic footwear and seasonal and fashion footwear with progressive styling at competitive prices gives Skechers this broader based customer appeal. Skechers men's and women's footwear are primarily designed with the active, youthful lifestyle of the 12 to 25 year old age group in mind. The Company's product offering includes casual and utility oxfords, loggers, boots and demi-boots; skate, street and fashion sneakers; hikers, trail runners and joggers; sandals, slides and other open-toe footwear; and dress casual shoes. The Company continually seeks to increase the number of styles offered and the breadth of categories with which the Skechers brand name is identified. This style expansion and category diversification is balanced by the Company's strong performance in its basic styles. The Company increased its styles offered from approximately 390 for the three months ended March 31, 1997 to approximately 600 for the three months ended March 31, 1998. For the three months ended March 31, 1998, approximately 54.0% of the Company's gross sales of men's style footwear were generated from basic styles that have been in the Company's line for at least three seasons. Management's goal is to achieve a comparable portion of gross sales of its women's and children's lines in its basic styles with sufficient operating history. The Company's women's and children's lines have only recently been expanded and emphasized, and many styles within these lines have only recently been introduced.

     The Company's strategy in children's footwear is to adapt current fashion from the Company's men's and women's lines by modifying designs and choosing colors and materials that are more suitable to the playful image Skechers has established in the children's footwear market. The Skechers children's line is comprised primarily of shoes that are designed like their adult counterparts but in "takedown" versions, so that the younger set can wear the same popular styles as their older siblings and schoolmates. The playful image of Skechers children's footwear is further enhanced by the Company's Skechers Lights line, which features motion- and contact-activated lights in the outsole and other areas of the shoes. During 1997, the Company's gross footwear sales were derived 60.4% from men's, 27.8% from women's and 11.8% from children's footwear.

     The Company was founded in 1992 as a distributor of Dr. Martens footwear. The Company began designing and marketing men's footwear under the Skechers brand name and other brand names including "Cross Colours," "Karl Kani" and "So . . . L.A." in 1993. Shortly after launching these branded footwear lines, the Company discontinued distributing Dr. Martens footwear. In 1995, the Company began to shift its focus to the Skechers brand name by de-emphasizing the sale of "Kani" branded products and discontinuing the sale of "Cross Colours" and "So . . . L.A." branded footwear. In early 1996, the Company substantially increased its product offerings in and marketing focus on its Skechers women's and children's lines. The Company divested the "Karl Kani" license in August 1997. Substantially all of the Company's products are marketed under the Skechers name.

INDUSTRY OVERVIEW

     The Company competes in the men's, women's and children's markets for casual and rugged footwear. According to published industry sources, domestic retail sales of men's and women's footwear in dollar volume were roughly equal in 1996, representing approximately 45.3% and 44.2% of the retail footwear market, respectively. The remaining 10.5% was comprised of children's footwear. However, unit volume was skewed more heavily toward women's and children's footwear, which represented 52.1% and 18.7%, of the total units sold at retail, respectively. Men's footwear represented 29.2% of total units sold at retail in 1996. Average industry price points for men's, women's and children's footwear were approximately $53.37, $29.21 and $19.40, respectively.

     According to published industry sources, total retail footwear sales in the United States during 1996 were approximately $36.8 billion, representing a 3.4% increase over 1995. Of that total, approximately $19.7 billion, or 53.5%, was derived from sales of casual and rugged shoes, boots and sandals, including hiking and working boots. Casual footwear retail sales increased to $17.7 billion, or 6.6%, in 1996 from $16.6 billion in 1995, or nearly twice the rate of the total footwear market. Rugged footwear retail sales increased 17.6% to $2.0 billion in 1996 from $1.7 billion in 1995 and has grown at a compound annual rate of 30.0% since 1992. Together, these two categories are projected to continue to outpace the overall footwear market, growing at a combined compound annual rate of 7.1% between 1996 and 2001 compared to overall annual industry growth of 4.0%. By 2001, casual and rugged footwear retail sales are projected to reach $27.7 billion, or approximately 61.8% of the total retail footwear market.

     Retail sales of performance athletic footwear by comparison has grown at a compound annual rate of 3.1% from 1992 to 1996 but rose only 2.6% from $11.8 billion in 1995 to $12.1 billion in 1996. Industry sources indicate that the growth of the performance athletic shoe segment is expected to continue to slow and underperform the overall footwear market, growing only 2.4% per year between 1996 and 2001. Retail sales of dress footwear declined 9.1%, from $5.5 billion in 1995 to $5.0 billion in 1996, and is expected to continue to decline at a compound annual rate of 8.6% to $3.5 billion by 2001.

     Management believes that the shift to casual and rugged footwear from dress shoes and, to a lesser extent, from performance athletic shoes is a result of several factors. First, management believes that the widespread acceptance of casual dress in the workplace has had a substantial impact on footwear purchasing decisions. As this acceptance has spread from casual Fridays to the entire work week, its impact has increased. Second, according to published industry sources, approximately 80.0% of all athletic footwear purchased in 1996 was worn for fashion instead of athletic performance purposes. Management believes that the use of athletic footwear for non-athletic performance purposes has diminished and that the casual and rugged footwear segment is eroding the market share this 80.0% portion has historically commanded, particularly as specialty retailers such as Foot Locker, Foot Action, Finish Line and Athlete's Foot, which have traditionally focused on athletic footwear, increase their selections of casual and rugged footwear. Management believes that a recent increase in the popularity of and marketing emphasis on khaki pants among consumers and apparel companies, respectively, has accelerated and magnified the fashion shift from performance athletic to casual and rugged footwear. Third, management believes that the advent of alternative sports, which do not require traditional athletic footwear for competition, has propelled a cultural movement among teenagers and a shift in their cultural icons that have combined to generate a trend toward alternative footwear. According to published industry sources, approximately 14.5 million people currently participate in alternative or extreme sports. Participation rates are projected to increase to approximately 25.0 million by 2001.

     According to the U.S. Bureau of the Census, the 12 to 25 year old age segment of the population was approximately 51.4 million people, or 19.2% of the total population, in 1997. This age group is projected to grow approximately 70.2% faster than the total U.S. population, from 1997 until 2005, when these young consumers will represent approximately 20.1% of the U.S. population. 12 to 25 year olds are expected to reach approximately 59.7 million people in 2015. The U.S. Bureau of the Census also estimates that 15 to 24 year olds generated incomes of approximately $244.3 billion in 1995, excluding gifts, allowances and other funding from family members. According to published industry sources, teen spending increased 29% from 1993 to approximately $111.0 billion in 1997. In 1996 approximately $7.7 billion, or 7.1%, of total expenditures, was spent on footwear. According to published industry sources, brand is an important consideration in purchasing decisions among this age group, with 86% of female shoppers and 81% of male shoppers willing to spend more money for a brand they prefer. The influence of branding becomes apparent on consumers as young as 15 years old. Total spending by teenagers is expected to reach approximately $135.9 billion by 2001.

     Management believes that this growing demographic is an important target market within the footwear industry as a whole and within the casual and rugged segment of that industry in particular. Management also believes that teenagers and young adults set the prevailing fashion trends of their time and that these fashion trends are generally widely accepted by older and younger consumers alike in one form or another.

OPERATING STRATEGIES

     The Company's operating strategies are intended to continue to differentiate the Company from other participants in the casual footwear market and to provide controlled, well-managed growth. These strategies are as follows.

     Offer a Breadth of Innovative Products. The Company produces approximately 600 different styles of footwear generally in three to four different color and material variations typically in 10 to 12 different sizes. These styles span a broad spectrum of product categories ranging from skate and street sneakers to fashion sneakers, from steel-toe boots with heavy-lugged soles to casual dress shoes for men, from hiking boots, trail runners and joggers to platform shoes, boots and sneakers.

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The Company has developed this breadth of merchandise offerings in an effort to improve its ability to respond to changing fashion trends and customer preferences, as well as to limit its exposure to any single industry participant. Management does not believe that any single industry participant competes directly with the Company across its entire product offering. Although major new product introductions take place in advance of both the spring and fall selling seasons, the Company typically introduces new designs in its existing lines every 30 to 60 days to keep current with emerging trends.

     All of the Company's footwear is designed with an active, youthful lifestyle in mind. The design team's primary mandate is to design shoes marketable to the 12 to 25 year old consumer. While these designs are contemporary in styling, management believes that substantially all of the line appeals to the broader 5 to 40 year old consumer. Although many of the Company's shoes have performance features, such as hikers, trail runners, skate sneakers and joggers, the Company generally does not position its shoes in the marketplace as technical performance shoes. The Company's principal goal in product design is to generate new and exciting footwear with contemporary and progressive style features and comfort enhancing performance features. Management does not believe that technology is a differentiating factor in marketing footwear in the casual shoe industry.

     Enhance and Broaden the Skechers Brand Name. Management believes that the strength of the Skechers brand name is a competitive advantage and an integral part of the Company's success to date. The Company's goal is to continue to build the recognition of the Skechers name as a casual, active, youthful lifestyle brand that stands for quality, comfort, durability and design innovation. The Company's in-house marketing and advertising team has developed a comprehensive program to promote the Skechers brand name through lifestyle and image advertising. While all advertisements feature the Company's footwear, the marketing program is image driven, not product specific. The Company has made a conscious effort to avoid the association of the Skechers name with any single category of shoe to provide merchandise flexibility and to aid management's ability to take the brand and product design in the direction of evolving footwear fashions and consumer preferences. The Company supports this image through an advertising program that includes major networks and cable channels such as MTV, Nickelodeon and ESPN, as well as print advertisements in popular fashion and lifestyle consumer publications such as Spin, Details, Seventeen, Rolling Stone, Vibe, GQ and Vogue.

     The Company also employs an aggressive point-of-purchase marketing campaign which includes signage and, in many cases, "in-store shops" within specialty retail stores and certain department stores. These in-store shops and visual merchandising of the Company's product and point-of-purchase marketing materials are monitored and maintained by the Company's field service representatives. Substantially all of the Company advertising is conceived and designed by its in-house staff of graphic designers. The Company also enhances its brand image with its customers through high-profile trade show presentations that feature fast-paced stage shows set to progressive dance and hip-hop music.

     Maximize Strategic Value of Retail Distribution. The Company operates 14 concept stores at marquee locations in major metropolitan cities. These concept stores serve a threefold purpose in the Company's operating strategy. First, concept stores serve as a showcase for the full range of the Company's product offerings for the current season, providing the customer with the entire product story. In contrast, management estimates that its average retail customer carries no more than 5.0% of the complete Skechers line. Second, retail locations are generally chosen to generate maximum marketing value for the Skechers brand name through signage and store front presentation. These locations include concept stores in Manhattan's Times Square and Santa Monica's Third Street Promenade. Third, the concept stores provide rapid product feedback. Management believes that product sell-through information derived from the Company's concept stores enables the Company's sales, merchandising and production staff to respond to market changes and new product introductions. Such responses serve to augment sales and limit the Company's inventory markdowns and
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

customer returns and allowances. Management adjusts its product and sales strategy based upon seven to 14 days of retail sales information. The Company's concept stores serve as marketing and product testing venues. Each of the Company's concept stores that were open for a full quarter made a positive contribution to earnings in 1997. The Company also operates 12 factory and warehouse outlet stores that enable the Company to liquidate excess, discontinued and odd-size inventory in a cost-efficient manner. Inventory in these stores is supplemented by certain first-line styles sold at full retail price points generally of $60.00 or lower. Each of the outlet stores that were opened for a full quarter made a positive contribution to earnings in 1997.

     Control Growth of Distribution Channels. Management has implemented a strategy of controlling the growth of the distribution channels through which the Company's products are sold in order to protect the Skechers brand name, properly service customer accounts and better manage the growth of the business. The Company has limited distribution of product to those retailers which management believes can best support the Skechers brand name in the market. In April 1998, the Company made the decision to discontinue opening new accounts through December 1998. Although the Company does intend to open new customer accounts in the future, management believes that by focusing on the Company's existing accounts, the Company can deepen its relationships with its existing customers by providing a heightened level of customer service. Field service representatives work closely with these accounts to ensure proper presentation of merchandise and point-of-purchase marketing materials. Sales executives and merchandise personnel work closely with accounts to ensure the appropriate styles are purchased for specific accounts and for specific stores within those accounts. Management believes these close relationships help the Company to maximize their customers' (i) retail sell-through, (ii) maintained margins and
(iii) inventory turns. Management believes that limiting product distribution to the appropriate accounts and closely working with those accounts helps the Company to reduce its own inventory markdowns and customer returns and allowances while maintaining the proper showcase for the Skechers brand name and product.

     Leverage Management Expertise and Infrastructure. The Company's management and design team collectively possess extensive experience in the footwear industry. Robert and Michael Greenberg, the Chairman of the Board and President, respectively, founded the Company in 1992. Robert Greenberg co-founded L.A. Gear and, together with a management team which included Michael Greenberg, was instrumental in L.A. Gear's growth until his resignation in early 1992. The Greenbergs are joined on the management team by several design, merchandise, production and marketing executives with experience at a broad range of industry participants, including: Robinson's-May, Macy's, Kinney Shoe Corporation, Foot Locker, Pentland, Stride-Rite, and Track 'n Trail, as well as L.A. Gear. Management believes this core group comprises an effective and efficient management and design team with the experience to recognize and respond to emerging consumer trends and demands.

     As the Company's net sales growth has accelerated, management has focused on investing in infrastructure to support continued expansion in a disciplined manner. Major areas of investment have included the expansion of the Company's distribution facilities, hiring of additional personnel, development of product sourcing and a quality control office in Taiwan, upgrading the Company's management information systems and development and expansion of Company's retail stores. The Company has established this infrastructure to achieve further economies of scale in anticipation of continued increases in net sales.

GROWTH STRATEGIES

     The Company's growth strategies are to (i) expand product offerings, (ii) increase penetration of existing domestic accounts, (iii) open new retail stores and pursue other direct sales channels, (iv) expand international operations and
(v) selectively license the Skechers brand name.

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

     Expand Product Offerings. The Company continually seeks to develop new styles in existing categories and enter new product categories in an effort to grow net sales and earnings. In keeping with this strategy, the Company has been working to introduce new styles in its existing men's and women's categories. Such new styles include the men's Jammer in June 1998 and the women's Blaster in November 1997. The Company has also launched several new product categories over the past year including: Skechers Sport, which includes joggers and court shoes; Skechers Collection, a men's line featuring dress casual shoes designed to complement a young man's evening attire; and Skechers Lights, a children's line which features motion- and contact-activated lights in the outsole and other areas of the shoes.

     Increase Penetration of Existing Domestic Accounts. Management's goal is to continue to increase net sales and earnings by expanding the number of styles carried by its existing accounts, increasing the retail sell-through of existing accounts and opening new locations with existing accounts. Between 1993 and 1997, the number of accounts which carry Skechers' products increased from approximately 50 to approximately 2,022. In addition, the nature of the account base has transitioned in the direction of larger accounts with multiple stores, resulting in substantially higher sales per account. The Company's strategy is to continue to better serve these accounts and grow within the existing account base so that the Company's products will be more fully represented in existing retail locations and new locations within each account. This growth strategy is expected to be augmented as specialty retail accounts continue to open new locations of their own. In addition to increasing its penetration of existing accounts, the Company intends to selectively open new accounts in the future in an effort to enhance the Company's image and increase net sales and earnings.

     Open New Retail Stores and Pursue Other Direct Sales Channels. While the Company's retail stores accounted for less than 6.0% of net sales for both 1997 and the three months ended March 31, 1998, and are used primarily for strategic purposes, each retail store that was open for a full calendar quarter made a positive contribution to earnings in 1997. The Company plans to increase the number of retail locations in the future to further its strategic goals as well as in an effort to increase net sales and net earnings. The Company plans to open at least four new concept stores and two new outlet stores in the remainder of 1998 and approximately seven new concept stores and 11 new outlet stores in 1999. In addition, the Company intends to launch its first direct sales effort through the introduction of the Skechers mail-order catalog in the third quarter of 1998. The initial mail-order catalog will include 30 styles each of the Company's men's and women's line. The catalog will be supplemented by the Company's Internet website which is currently being redesigned to allow customers to purchase the same 60 styles over the Internet. Management believes that these new distribution channels will not generate material growth for the Company in the near term; however, management believes that they may present attractive long-term opportunities with minimal near-term costs.

     Expand International Opportunities. Although the Company's primary focus is on the domestic market, the Company presently markets its product in countries in Europe, Asia and selected other foreign regions through distributorship agreements. For the year ended December 31, 1997 and the three months ended March 31, 1998, approximately 15.1% and 13.6% of the Company's net sales were derived from its international operations, respectively. The Company's goal is to increase sales through distributors by heightening the Company's marketing support in these countries. In 1998, the Company launched its first major international advertising campaign in Europe and Asia. This advertising program is designed to establish Skechers as a global brand synonymous with casual shoes. In an effort to increase profit margins on products sold internationally and more effectively promote the Skechers brand name, the Company is exploring selling directly to retailers in certain European countries in the future. In addition, the Company plans to begin selectively opening flagship retail stores internationally on its own or through joint ventures.

     Selectively License the Skechers Brand Name. Management believes that selective licensing of the Skechers brand name to non-footwear-related manufacturers may broaden and enhance the
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

Skechers image without requiring significant capital investments or the incurrence of significant incremental operating expenses by the Company. The Company currently has a licensing agreement internationally for apparel with Life Gear in Japan. The Company also licenses the Skechers' brand name for footwear to Pentland in the United Kingdom. The Company's domestic licensing is limited to its license with The Venator Group for the limited purpose of producing and marketing apparel exclusively in its stores. Management intends to be selective in pursuing licensing business and expects to begin by entering into licenses for accessories and thereafter expanding to apparel. Management believes that revenues from licensing agreements will not be a material source of growth for the Company in the near term; however, management believes that licensing arrangements may present attractive long-term opportunities with minimal near-term costs.

FOOTWEAR

     Skechers offers men's, women's and children's footwear in a broad range of styles, fabrics and colors. The Company offers a broad selection of merchandise in an effort to maximize its ability to respond to changing fashion trends and consumer preferences as well as to limit its exposure to any specific style. For 1997, 59.6%, 27.8% and 11.8% of gross sales at wholesale were derived from men's, women's and children's footwear, respectively. For the three months ended March 31, 1998, 45.2%, 40.9% and 11.8% of gross sales at wholesale were derived from men's, women's and children's footwear, respectively. As of March 31, 1998, the Company offered approximately 600 different styles of footwear. Of these styles, approximately 47.6% were styles management considers basic, while 52.4% were styles management considers seasonal or fashion footwear. Management generally considers styles that have been in the Company's line for three consecutive seasons as basics. No single style accounted for more than 9.0% of gross sales in either 1997 or the three months ended March 31, 1998.

  Men's Footwear

     The Company's introduced its first men's footwear line with the Skechers brand name in June 1993. Since that time, the Company has expanded its product offerings and grown its net sales of Skechers men's footwear while substantially increasing the breadth and penetration of its account base. The Company markets approximately 200 styles of men's footwear, generally ranging its size from 6 1/2 to 13 in five major groups: (i) Casuals, (ii) Active Street Footwear,
(iii) Utility Boots, (iv) Hikers and (v) Sandalized Footwear.

     Casuals. The Company's Casuals footwear group includes three categories:
(i) Sport Utility, (ii) Classics and (iii) Skechers Collection. The Sport Utility category includes boots and shoes that have a rugged, less refined design with industrial-inspired fashion features. This category is defined by the heavy-lugged outsole and value-oriented materials employed in the uppers. Uppers are typically constructed of oiled suede and "Crazy Horse" or distressed leathers which enhance the rugged appearance of the boots and oxfords of this category. The Company designs and prices this category to appeal primarily to a younger men's target customer with broad acceptance across age groups. Suggested retail price points range from $45.00 to $65.00 for this category.

     The Classics category includes comfort oriented design and performance features. Boots and shoes in this category employ softer outsoles which are often constructed of polyvinyl carbon ("PVC"). The more refined design of this footwear employs better grades of leather and linings than those used in the Company's Sport Utility boots and shoes. Uppers are generally constructed of grizzly leather or highly-finished leather that produces a waxy shine. Designs are sportier than the Sport Utility category and feature oxfords, wingtips, monkstraps, demi-boots and boots. Suggested retail price points range from $70.00 to $85.00 for this category.

     The Skechers Collection category, which was introduced in 1997, features dress casual shoes designed to complement a young man's evening attire. This category features more sophisticated designs influenced, in part, by prevailing trends in Italy and other European countries. As such, this

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

footwear is more likely than other categories to be sourced from Italy and Portugal. Outsoles project a sleeker profile, while uppers are constructed of glossy, "box" leather and aniline, resulting in a highly polished appearance. Designs include monkstraps, wingtips, oxfords, cap toes and demi-boots and often feature blind-eyelets to enhance the sophisticated nature of the styling. Suggested retail price points range from $85.00 to $100.00 for this category.

     Active Street Footwear. The Company's Active Street footwear group includes Street Sneakers and Skechers Sport. Skechers Street Sneakers primarily include low-profile skate sneakers, low-profile and mid-cut sport utility sneakers with industrial-inspired styling and court/gym shoe-inspired street shoes. Outsoles typically are molded rubber or thermo plastic rubber ("TPR") and, in the case of sport utility sneakers, may feature lugged configurations. Uppers are typically constructed of split suede. While these designs are athletic inspired in general, with the exception of certain skate sneakers, they include few, if any, of the typical technical performance features in today's popular athletic shoes. Certain of the Company's skate sneakers are designed with the technical performance features necessary for competitive level skateboarding. This category is designed to appeal to the teenager whose casual shoe of choice is a skate or street sneaker and is intended to be retailed most heavily through specialty casual shoe stores and department stores. Suggested retail price points range from $40.00 to $55.00 for this category.

     The Skechers Sport category includes joggers, trail runners, sport hikers and cross-trainers inspired multi-functional shoes. The Company distinguishes its Skechers Sport category by its technical performance inspired looks; however, generally the Company does not promote the technical performance features of these shoes. Skechers Sport footwear includes comfort performance not available in the Street Sneaker category. The Skechers Sport designs are light-weight constructions that include cushioned heels, polyurethane mid-soles, phylon and other synthetic outsoles and white leather or synthetic uppers such as durabuck and cordura and ballistic nylon mesh. The Skechers Sport features electric and technically inspired hues more prominently than it does the traditional athletic white. Skechers Sport is most heavily marketed through traditional athletic footwear specialty retailers. Suggested retail price points range from $55.00 to $70.00 for this category.

     Utility Boots. The Company's Utility boot group consists of a single category of boots that are designed to meet the functional demands of a work boot but are marketed as casual footwear. The outsoles of this category are designed to be durable and wearable with Goodyear welted, hardened rubber outsoles. Uppers are constructed of thicker, better grades of heavily oiled leathers. Utility boots may include steel toes, water-resistant or water-proof construction and/or materials, padded collars and Thermolite insulation. Styles include logger boots and demi-boots, engineer boots, motorcycle boots and six- and eight-eyelet work boots. Suggested retail price points range from $80.00 to $100.00 for this category.

     Hikers. The Company's Hiker group consists of a single category of boots and demi-boots that include many comfort and technical performance features that distinguish this footwear as Hikers. The Company markets this footwear primarily on the basis of style and comfort rather than on technical performance. However, many of the technical performance features in the Hikers contribute to the level of comfort this footwear provides. Outsoles generally consist of molded and contoured hardened rubber. Many designs may include gussetted tongues to prevent penetration of water and debris, cushioned mid-soles, motion control devices such as heel cups, water-resistant or water-proof construction and materials and heavier, more durable hardware such as metal D-rings instead of eyelets. Uppers are generally constructed of heavily oiled newbuck and full-grain leathers. Suggested retail price points range from $55.00 to $100.00 for this category.

     Sandalized Footwear. The Company's Sandalized footwear features open-toe and open-side constructions consistent with the Company's offering in the Sport Utility, Classics, Skechers Collection and Skechers Sport categories of footwear. Such footwear includes fisherman's sandals, shower sandals, beach sandals, slides, comfort-oriented land sandals and technically-inspired water

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

sport sandals. Sandalized footwear includes both leather and synthetic constructions and may feature suede footbeds with form-fitting mid-soles. The Company typically delivers its Sandalized footwear to retailers from February to August. Suggested retail price points range from $20.00 to $60.00 for this category.

  Women's Footwear

     The Company began emphasizing the marketing and product offerings of its women's footwear line in early 1996. The women's product offerings are organized in four major groups: (i) Casuals, (ii) Active Street Footwear, (iii) Utility Boots and (iv) Sandalized Footwear. Skechers women's line differs from the men's product offerings in that it is more seasonal and fashion oriented. The Company builds all of its women's shoes with lasts and molds specifically designed for women, which management believes distinguishes the Company from most athletic shoe companies and certain unisex casual footwear companies. The women's line includes a broader array of construction for bottoms which include several different heights. The Company markets approximately 210 styles of women's footwear, generally ranging in size from 5 to 11.

     Casuals. The Company's Casuals footwear group includes two categories, Sport Utility and Classics. Sport Utility footwear includes many of the same design features as the Sport Utility category for men, but vary more widely in the fabrication and coloration of uppers, as well as the height and construction of the outsoles. Outsoles may feature raised bottoms with varying heel heights and may be constructed of ethyl vinyl asetate ("EVA"). Suggested retail price points range from $40.00 to $55.00 for this category.

     The Classics category includes comfort-oriented design and performance features much like the men's Classics category. Boots and shoes in this category of women's footwear are offered in a broader array of upper fabrications and colorations than men's Classics. While these shoes and boots do not feature higher heels, outsole constructions may be thicker or higher than the men's Classics category. In addition to oxfords, wingtips, monkstraps, demi-boots and boots similar to those featured in the men's Classics category, the women's Classics category also features mary janes. Suggested retail price points range from $55.00 to $70.00 for this category.

     Active Street Footwear. The Company's Active Street footwear group includes Street Sneakers and Skechers Sport. Women's Street Sneakers differ from the men's Street Sneakers in four significant ways: (i) variations in outsole configuration, (ii) emphasis on combinations of high-tech and synthetic fabrics,
(iii) emphasis on canvas and (iv) the absence of a competitive skate shoe product for women. The women's Street Sneakers are offered in four basic outsole configurations: (i) low profile sneakers such as the Street Cleat, (ii) high profile sneakers such as the Womper, (iii) hyper-wedges such as the Blaster and
(iv) platform sneakers such as the Fatsoles. The women's line offers a broader array of coloration and fabrication of uppers and typically emphasizes combinations of different fabrications to make a more bold lifestyle statement than the men's Street Sneaker collection.

     Within the Street Sneaker category, the women's line places particular emphasis on canvas uppers. These canvas sneakers are available in a broad array of vivid colors; however, white dominates the canvas sneaker style in sales. Management believes the fuller color palate in canvas is necessary to allow retailers to merchandise these styles effectively and to properly convey the Skechers brand image to the consumer. Canvas Street Sneakers carry suggested retail price points of $30.00 to $45.00 for this category. Management believes that these affordable price points contribute to the attractiveness of the more colorful Canvas Street Sneakers as impulse purchases. Suggested retail price points for Street Sneakers, other than in canvas, range from $40.00 to $60.00 for this category.

     The Skechers Sport Category for women differs from the Skechers Sport Category for men primarily in the variety of colors and fabrics comprising the uppers. While some height variation

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

occurs in the outsoles, such variation is not as frequent, severe or diverse as in the case of the Street Sneakers. Suggested retail price points range from $40.00 to $60.00 for this category.

     Utility Boots. The women's Utility Boot group differs from the men's Utility Boot group in three primary ways: (i) outsoles may be raised and may have higher heels, (ii) uppers may be constructed of softer leather such as oiled newbuck and (iii) the Utility Boot category for women includes women's hikers which is not yet significant enough to warrant its own group. Suggested retail price points for this group range from $40.00 to $85.00 for this category.

     Sandalized Footwear. Women's Sandalized Footwear consists of three categories: (i) Surf and Sand Sandals, (ii) Active Lifestyle Sandals and (iii) Comfort Sandals. Surf and Sand Sandals feature raised outsoles with wedge or platform configurations and are often constructed from EVA. Footbeds emphasize visual design patterns and colorations and may be constructed from synthetics such as Neoprene. Active Lifestyle Sandals are opened-up interpretations of many of the styles offered in the women's Street Sneaker category. Active Lifestyle Sandals include the four outsole configurations featured on the Street Cleat, Womper, Blaster and Fatsoles. Uppers typically feature synthetic fabrications. Comfort Sandals are opened-up interpretations of the women's Classics category. Uppers are constructed of similar leathers as the Classics Category with contoured, cushioned suede footbeds. Suggested retail price points range from $26.00 to $55.00 for this category.

  Children's Footwear

     In early 1996, the Company substantially increased its product offerings and marketing focus on its children's footwear line and today offers approximately 190 styles of Skechers footwear designed for infants, young boys and girls and pre-teens, ranging in sizes from infant size 5 to boys size 6. The children's line features a range of products including boots, shoes and sneakers that reflect the Skechers level of design and quality. The Skechers children's line is comprised primarily of shoes that are designed like their adult counterparts but in "takedown" versions, so that the younger set can wear the same popular styles as their older siblings and schoolmates. This "takedown" strategy maintains the integrity of the product in the premium leathers, hardware and outsoles without the attendant costs involved in designing and developing new products. In addition, the Company also adapts current fashion from the Company's men's and women's lines by modifying designs and choosing colors and materials that are more suitable to the playful image Skechers has established in the children's footwear market. The Company recently launched its Skechers Lights category, which is a new line of lighted footwear combining sequencing patterns and lights in the outsole and other areas of the shoes. Skechers' children's footwear is currently offered at domestic retail prices ranging from $30.00 to $69.00 per pair.

PRODUCT DESIGN AND DEVELOPMENT

     The Company's principal goal in product design is to generate new and exciting footwear with contemporary and progressive styles and comfort enhancing performance features. The Company designs most new styles to be fashionable and marketable to the 12 to 25 year old consumer, while appealing to the broader 5 to 40 year old age consumer, with the goal that the majority of the styles will become basic. The sale of basic products funds the Company's design efforts and allows it to introduce more progressive styles which improve brand recognition and enhance the Company's image as being in the forefront of emerging lifestyle trends. While many of the Company's shoes have performance features, the Company generally does not position its shoes in the marketplace as technical performance shoes.

     The footwear design process typically begins about nine months before the start of a season. Skechers offers a spring and fall line and typically introduces new styles in its existing lines every 30 to 60 days to keep current with emerging trends. Skechers' products are designed and developed by the Company's in-house staff. The Company also utilizes outside design firms on an item-specific basis to supplement its design efforts. Separate design teams focus on each of the men's, women's and children's categories, reporting to the Company's Vice President, Design, who has over nine years' experience in footwear design. The design process is extremely collaborative; members of the design staff meet weekly with the heads of retail and merchandising, sales and production and sourcing to further refine the Company's products in order to meet the particular needs of the Company's markets.

     Management believes that its product success is related in large part to its ability to recognize trends in the footwear markets and to design products which anticipate and accommodate consumers' ever-evolving preferences. The Company strives to analyze, interpret and translate current and emerging lifestyle trends affecting today's youthful culture into progressive footwear styles. Lifestyle trend information is compiled by Skechers' designers through various methods designed to monitor changes in culture and society, including
(i) review and analysis of modern music, television, cinema, clothing, alternative sports and other trend-setting media, (ii) travel to domestic and international fashion markets to identify and confirm current trends, (iii) consultation with the Company's retail customers for information on current retail selling trends, (iv) participation in major footwear trade shows to stay abreast of popular brands, fashions and styles and (v) subscription to various fashion and color information services. In addition, a key component of Skechers' design philosophy is to continually reinterpret both its basic and current successful styles in the Skechers image. In the Company's experience, reinterpreted styles often sell well due to a combination of a level of familiarity with the target customer group and new design features which create renewed interest. The Company closely monitors sales to key retail customers, as well as Skechers' own retail stores, to identify current popular styles which may be subject to reinterpretation.

     After the design team arrives at a consensus regarding the fashion themes for the coming season, the group then translates these themes into Skechers products. These interpretations include variations in product color, material structure and decoration, which are arrived at after close consultation with the Company's production department. Prototype blueprints and specifications are created and forwarded to the Company's prototype manufacturers located in Taiwan, which then forward design prototypes back to the Company's domestic design team approximately two to four weeks after initial receipt. New design concepts are often also reviewed by the Company's major retail customers. This customer input not only allows the Company to measure consumer reaction to the Company's latest designs, but also affords the Company an opportunity to foster deeper and more collaborative relationships with these customers. The Company's design team can easily and quickly modify and refine a design based on this development input.

     The Company occasionally orders limited production runs which may initially be tested in Skechers' concept stores. By working closely with store personnel, the Company obtains customer feedback that often influences product design and development. Management believes that sales in Skechers' retail stores can help forecast sales in national retail stores. The Company is able to determine within seven to 14 days after initial introduction of a product whether there is substantial demand for the style, thereby aiding the Company in its sourcing decisions. Styles which have substantial consumer appeal are highlighted in upcoming collections or offered as part of the Company's periodic style offerings. The ability to initially test its products allows Skechers to discontinue less popular styles after only a limited production run which affords the Company an indicator of future production and a hedge to fashion risks. Also, the Company monitors five and 10 weeks trailing trends of orders of its retail account base in order to manage future production of styles that are increasing or decreasing in popularity. Generally, the production process takes approximately six months from design concept to commercialization.

MARKETING

     The Company's marketing focus is to maintain and enhance recognition of the Skechers brand name as a casual, active youthful brand that stands for quality, comfort and design innovation. Senior management is directly involved in shaping the Company's image and its advertising and promotional activities. The conception, development and implementation of most aspects of Skechers
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

men's, women's and children's marketing efforts are overseen by a six person committee headed by Robert and Michael Greenberg. Towards this end, the Company endeavors to spend approximately 8.0% of net sales in the marketing of Skechers footwear through an integrated effort of advertising, promotions, public relations, trade shows and other marketing efforts, which the Company believes substantially heightens brand awareness.

     Advertising. Substantially all of the Company's advertising is conceived and designed by Skechers' in-house staff. By retaining its advertising functions in-house, management believes that the Company is able to maintain a greater degree of control over both the creative process and the integrity of the Skechers brand image, while realizing substantial cost savings compared to using outside agencies.

     Management believes that the Company's success to date is due in large part to its advertising strategies and methods. The Company's in-house marketing and advertising team has developed a comprehensive program to promote the Skechers brand name through lifestyle and image advertising. While all advertisements feature the Company's footwear, Skechers' advertising generally seeks to build and increase brand awareness by linking the brand to youthful, contemporary lifestyles and attitudes rather than to market a particular footwear product. The Company has made a conscious effort to avoid the association of the Skechers name with any single category of shoe to provide merchandise flexibility and to aid the ability to take the brand and product design in the direction of evolving footwear fashions and consumer preferences.

     The Company uses a variety of media for its national advertising. Print efforts are represented by one or two page collage features in popular fashion and lifestyle consumer publications that appeal to the Company's target customer group, such as Spin, Details, Seventeen, GQ, Vibe, Rolling Stone, Vogue and many others. The Company utilizes experienced graphic designers and styling teams that work closely with professional fashion photographers to present the Skechers image in a visually stimulating way. Skechers' progressive television advertisements are primarily created in-house and air frequently on top television shows on the major networks and on cable channels including MTV, Nickelodeon, Comedy Central, ESPN and BET. Different advertisements are created for each of the 5 to 9, 10 to 24 and 25 to 35 year old consumer groups. The Company's in-house media buyer strategically selects during which program and in which geographic area certain Skechers commercials will air in order to reach the appropriate target audience. Radio spots often feature national celebrities and are aired during national syndicated radio shows to appeal to a wider audience.

     The Company also participates with its retail customers in cooperative advertising programs intended to take the brand awareness created by the national print advertising and channel it to local retailers where consumers can buy the Company's products. This advertising includes local advertising on radio, television and newspaper, as well as Company participation in major catalogs for retailers such as Macy's, Nordstrom, Bloomingdale's and Victoria's Secret. The Company's co-op efforts are intended to maximize advertising resources by having its retailers share in the cost of promoting the Company's brands. Also, the Company believes that co-op advertising encourages the retailer to merchandise the brands properly and sell them aggressively on the sales floor.

     Promotions. Skechers' in-house promotions department is responsible for building national brand name recognition. Teaming up with national retailers and radio stations, the promotions department is responsible for cross promotions, which help draw customers to retail store locations. This department also sponsors alternative sporting and entertainment events and coordinates a group of extreme sport athletes such as skateboarders who make promotional appearances, wear the Company's footwear exclusively and help increase overall consumer awareness of the Skechers brand.

     Public Relations. The Company's in-house public relations department is responsible for increasing Skechers' media exposure. The department communicates the Skechers image to the public and news media through the active solicitation of fashion editorial space, arranging interviews with key Company personnel and coordinating local publicity and special events
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

programs for the Company, including celebrity appearances and fashion shows. With its strategy tied to promoting the newest styles produced by the product development team, Skechers' products are often featured in fashion and pop culture magazines and on a select group of films and popular television shows.

     Trade Shows. To showcase the Skechers product to footwear buyers, the Company exhibits at more than 20 trade shows worldwide, including all leading industry shows. The Company prides itself on having innovative and dynamic exhibits on the show floor. Designed by an in-house architect, the Company's state-of-the-art trade show exhibits feature the latest products and provide a stage for Skechers' internally developed music-video-style dance and stage shows featuring progressive music and nightclub lighting.

     Other. The Company's in-house display merchandising department supports retailers and distributors by developing point-of-purchase advertising to further promote its products in stores and to leverage the brand recognition at the retail level. This group is supplemented by several part-time employees who act as field service representatives. This department coordinates with the Company's sales department to ensure better sell-through at the retail level. Company representatives communicate with and visit their customers on a regular basis to aid in the proper visual display of Skechers merchandise and to distribute and display such point-of-purchase items as signage, packaging, displays, counter cards, banners and other visual merchandising displays. These materials mirror the look and feel of the national print advertising in order to reinforce brand image at the point-of-purchase. Management believes these efforts help stimulate impulse sales and repeat purchases.

     Certain of the Company's retail accounts feature "in-store shop" formats in which the Company provides fixtures, signage and visual merchandise assistance in a dedicated floor space within the store. The design of the shops utilizes the distinctive Skechers advertising to promote brand recognition and differentiate Skechers' presence in the store from that of its competition. The installation of these shops enables the Company to establish premium locations within the retailers and management believes it aids in increased sell-through and higher maintained margins for the Company's customers.

     The Company intends to launch its initial product mail-order catalog, a full-color brochure to be sent to more than 500,000 households, including approximately 350,000 names on the Company's own mailing list, in the third quarter of 1998. The initial mail-order catalog includes 30 styles each of the Company's men's and women's line. The catalog reflects the Skechers image featuring colorful, eye-catching layouts and younger models. The catalog was created and produced in-house by the Company's designers, with the assistance of professional fashion photographers and production artists. The catalog lists a broad assortment of Skechers footwear and affords customers the ability to order products telephonically or via mail. The catalog references a toll-free Skechers number to provide customer assistance, including the location of the Skechers' retail stores and selected other retail locations offering the Company's products.

     The Company also promotes its brand image through its website on the World Wide Web to customers who directly access the Internet. This website currently enables the Company to present information on Skechers' history, products and store locations to consumers. The Company is currently re-designing its website to become interactive, affording customers the ability to directly order products on the Internet and to allow the Company to receive and respond directly to customer feedback. The re-designed website will also feature the Skechers initial mail-order catalog, photos, interviews and information on Company-sponsored events and alternative athletes who wear Skechers products. The Company's website and mail-order catalog are intended to enhance the Skechers brand without the associated costs of advertising.

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

SALES

     The Company seeks to enhance its brand image by controlling the distribution channels for its products based on criteria which include the image of the retailer and its ability to effectively promote and display the Company's products. In addition, management has implemented a strategy of controlling the growth of the distribution channels through which the Company's products will be sold in order to protect the Skechers brand name, properly service customer accounts and better manage the growth of the business. The Company has limited distribution of its products to those retailers it believes can best support the Skechers brand name in the market. In April 1998, the Company made the decision to discontinue opening new accounts for the remainder of 1998. Although management intends to open new customer accounts in the future, it is currently focusing on increasing sales to existing customers.

     To accomplish this, the Company has continued to broaden its product line in an effort to reach a larger consumer base and to improve and enhance its customer service. The Company intends to continue to leverage its reputation for quality products and its relationships with retailers through, among other things, the introduction of new styles in its existing and in also categories of footwear. Also, the Company believes it enhances its position with retailers through its in-stock inventory program. This program increases the availability of Skechers' best-selling products, which management believes has contributed to more consistent product flow to its retail customers and an increased ability to respond to reorder demand.

     The Company currently has 51 in-house sales and two independent sales representatives. The Company also has 11 in-house customer service employees. The sales force is segregated into men's, women's and children's divisions. The men's and women's division each has a western, midwestern and eastern regional sales manager, while the children's division is headed by a children's national sales manager. Each of these sales managers reports to the Company's Vice President, Sales, who has over 15 years of experience in the footwear industry. Each of the sales staff and independent sales representatives are compensated on a salary plus commission basis; none of the representatives sell competitive products. Senior management, specifically Michael Greenberg, is actively involved in selling to and maintaining relationships with Skechers' major retail accounts. For the year ended December 31, 1997 and the three months ended March 31, 1998, the top five sales persons accounted for 40.2% and 41.8% of the Company's net sales, respectively. Two of these salespersons generated 12.8% and 11.0% of the Company's net sales for the year ended December 31, 1997 and 16.2% and 10.8% for the three months ended March 31, 1998, respectively.

     The Company's primary customers are department stores and specialty retailers. During 1997, Skechers sold to more than 2,022 retail accounts representing in excess of 10,000 storefronts, including Nordstrom, Macy's, Dillards, Robinson's-May and JC Penney and specialty retailers such as Genesco's Journeys and Jarman chains, The Venator Group's Foot Locker and Lady Foot Locker chains, Pacific Sunwear and Florsheim. During the year ended December 31, 1997 and the three months ended March 31, 1998, the Company's net sales to its five largest customers accounted for approximately 26.1% and 31.7% of total net sales, respectively. For the three months ended March 31, 1998, The Venator Group represented 11.4% of the Company's net sales. Other than the foregoing, no one customer accounted for 10.0% or more of the Company's net sales for either period.

     The Company is committed to achieving customer satisfaction and to building a loyal customer base by providing a high level of knowledgeable, attentive and personalized customer service. The Company's sales and field service personnel coordinate with retail customers to determine the inventory level and product mix that should be carried in each store in an effort to help retail sell-through and enhance the customer's product margin. Such information is then used as a basis for developing sales projections and product needs for such customers. In addition, Skechers' sales personnel work closely with their customers in monitoring their inventory levels, which assists the Company with scheduling production. The Company's field service representatives coordinate with

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

the sales department to work with the retailer to ensure that the Company's products are appropriately displayed. Further support is provided through the availability of EDI and co-op advertising. See "-- Distribution." Management believes that limiting product distribution to the appropriate accounts and closely working with those accounts helps the Company to reduce its own inventory markdowns and customer returns and allowances, while maintaining the proper showcase for the Skechers brand name and product.

SOURCING

     Skechers products are produced by independent contract manufacturers primarily located in China and to a lesser extent, in Macau, Korea, Mexico, Romania, Italy, Portugal and Taiwan. For the year ended December 31, 1997 and the three months ended March 31, 1998, 91.6% and 89.0%, of the Company's products were manufactured in China, respectively. The Company does not own or operate any manufacturing facilities. Management believes the use of independent manufacturers increases its production flexibility and capacity while at the same time substantially reducing capital expenditures and avoiding the costs of managing a large production work force. While the Company has long standing relationships with many of its manufacturers and believes its relationships to be good, there are no formal arrangements between the Company and any of its manufacturers .

     To safeguard product quality and consistency, the Company oversees the key aspects of the production process. Monitoring is performed domestically by the Company's in-house production department and in Asia through a 47-person staff working in China and out of the Company's office in Taiwan. Management believes the Company's Asian presence allows Skechers to negotiate supplier and manufacturer arrangements more effectively and ensure timely delivery of finished footwear. In addition, the Company requires its manufacturers to certify that neither convict, forced, indentured labor (as defined under U.S.
law) nor child labor (as defined by the manufacturer's country) was used in the production process, that compensation will be paid according to local law and that the factory is in compliance with local safety regulations.

     The Company oversees the key phases of production from initial prototype manufacture through initial production runs to final manufacture. Manufacturers are selected in large part on the basis of the Company's prior experience with the manufacturer and the amount of available production capacity. The Company attempts to monitor its selection of independent factories to ensure that no one manufacturer is responsible for a disproportionate amount of the Company's merchandise. In addition, the Company seeks to use, whenever possible, manufacturers that have previously produced the Company's footwear, which the Company believes enhances continuity and quality while controlling production costs. The Company generally limits product orders to 30.0% or less of that manufacturer's total production at any one period of time. In addition, the Company sources product for styles that account for a significant percentage of the Company's net sales from at least three different manufacturers. For the year ended December 31, 1997 and the three months ended March 31, 1998, the top five manufacturers of the Company's products accounted for 74.8% and 40.8% of the Company's manufactured products, respectively. Two of such manufacturers accounted for 21.7% and 15.0% of total production for the year ended December 31, 1997 and one of such manufacturers accounted for 15.5% of total production for the three months ended March 31, 1998. Other than the foregoing, no one manufacturer accounted for 10.0% or more of the Company's total production for either period. To date, the Company has not experienced difficulty in obtaining manufacturing services.

     Management believes that quality control is an important and effective means of maintaining the quality and reputation of its products. The Company's quality control program is designed to ensure that finished goods not only meet with Company established design specifications, but also that all goods bearing its trademarks meet the Company's standards for quality. Quality control personnel perform an array of inspection procedures at stages of the production process, including examination and testing of (i) prototypes of key products prior to manufacture, (ii) samples and materials prior to production and (iii) final products prior to shipment. The Company employees are on-site
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

at each of Skechers' major manufacturers to oversee in person key phases of production. The Company employees and agents also make other unannounced visits to the manufacturing sites to further monitor compliance with Skechers' manufacturing specifications.

     Skechers' on-site quality control program is also designed to provide greater flexibility in the design and production process. Since Skechers reviews many new design concepts with major retail customers, it is able to receive direct feedback as to what changes, if any, in the design specification of a particular style should be made prior to initial production runs. This input often can be quickly translated into design modifications which are directed in Asia by the Company's on-site staff. As a result, the Company is more responsive to customer needs.

     The Company maintains an in-stock position for selected styles of footwear in order to minimize the time necessary to fill customer orders. In order to maintain an in-stock position, the Company places orders for selected footwear with its manufacturers prior to the time the Company receives customers' orders for such footwear. In order to reduce the risk of overstocking, the Company seeks to assess demand for its products by soliciting input from its customers and monitoring retail sell-through. In addition, the Company analyzes historical and current sales and market data to develop internal product quantity forecasts which helps reduce inventory risks.

SKECHERS' RETAIL STORES

     The Company's retail stores are an important component of its product marketing and development strategies and provide distinctive environments in which to merchandise and sell the Skechers product line. The Company's own retail operations are overseen by the Company's Vice President, Retail and Merchandising, who has approximately 20 years of experience in retail footwear. The Company's retail stores consist of free-standing and conventional mall concept stores and factory and warehouse outlet stores. For the year ended December 31, 1997 and the three months ended March 31, 1998, approximately 5.3% and 5.8% of net sales were generated by the Company's retail stores, respectively.

  Concept Stores

     The Company's concept stores serve as a showcase for the Company's products and are an integral part of the Company's strategy for building the Skechers brand. The Company's strategy is to focus on opening concept stores primarily in marquee sites in key urban, high-traffic, visible locations in major metropolitan cities throughout the United States in an effort to enhance national brand recognition. Retail locations are generally chosen to generate maximum marketing value for the Skechers brand name through signage and store front presentation. These locations include concept stores in Manhattan's Times Square and Santa Monica's Third Street Promenade. The Company believes that as a result of its ability to control the visual presentation and product assortment in its concept stores, these stores help build brand awareness and introduce consumers to a broad range of Skechers products. Also, the concept stores provide rapid product feedback. Management believes that product sell-through information derived from the Company's concept stores allows the Company's sales, merchandising and production staff to respond to market changes and new product introductions. Such responses serve to augment sales and limit the Company's inventory markdowns and customer returns and allowances.

     Skechers currently operates 14 concept stores, seven of which are located in California, four in New York, two in New Jersey and one in Massachusetts. The concept stores are primarily located in free-standing street locations and major shopping malls. The stores are typically designed to create a distinctive Skechers look and feel and enhance customer association of the Skechers brand with current youthful lifestyle trends and styles. The concept stores feature modern music and lighting and present an open floor design to allow customers to readily view the merchandise on display. The standard Skechers concept store is open seven days a week for an average of eight to 11 hours per

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

day, has two or three employees in the store during business hours, and ranges in selling square footage from approximately 1,400 to 4,400.

     The Company opened six new concept stores from January 1, 1998 through July 15, 1998 and plans to open approximately five new concept stores in the remainder of 1998 and approximately seven new concept stores in 1999. The Company's new concept store prototype is approximately 2,500 square feet, although in certain selected markets the Company may open larger or smaller stores. In developing its concept store opening plan, the Company has identified top geographic markets in the larger metropolitan areas of the United States. The Company also has identified specific street and mall locations within each market to be considered for new Skechers concept stores and has signed leases for all concept stores to be opened in 1998. In selecting a specific site, the Company evaluates the proposed sites' traffic pattern, co-tenancies, average sales per square foot achieved by neighboring concept stores, lease economics and other factors considered important within the specific location. Each of the Skechers concept stores that was open for a full quarter made a positive contribution to earnings in 1997.

     The Company seeks to instill enthusiasm and dedication in its concept store management personnel and sales associates through incentive programs and regular communication with store personnel. Sales associates receive commissions on sales with a guaranteed minimum compensation. Concept store managers receive base compensation plus incentive compensation based on sales.

     The Company has well-established concept store operating policies and procedures and utilizes an in-store training regimen for all new store employees. Merchandise presentation instructions and detailed product descriptions also are provided to sales associates to enable them to gain familiarity with Skechers product offerings. The Company offers Skechers' sales associates a discount on Skechers merchandise to encourage enthusiasm for the product and Company loyalty.

  Factory and Warehouse Outlet Stores

     The Company also operates 12 factory and warehouse outlet stores, seven of which are located in California, two in New York and one in each of Arizona, Massachusetts and Nevada. The factory outlet stores are generally located in manufacturers' outlet centers throughout the country. The Company's factory outlet stores have enabled it to increase sales in certain geographic markets where Skechers' products were not previously available and to consumers who favor value-oriented retailers. The outlets provide opportunities for the Company to sell discontinued and excess merchandise, thereby reducing the need to sell such merchandise to discounters at excessively low prices. The Company's free-standing warehouse outlet stores enable it to liquidate other excess merchandise, discontinued lines and odd sizes. The Company strives to geographically position its factory and warehouse outlet stores to minimize potential conflicts with the Company's retail customers. The standard Skechers factory and warehouse outlet store is open seven days a week for an average of eight to 11 hours per day, has two or three employees in the store during business hours and ranges in selling square footage from approximately 1,800 to 11,000. Inventory in these stores is supplemented by certain first-line styles sold at full retail generally at price points of $60.00 or lower. Each of the outlet stores that was open for a full quarter made a positive contribution to earnings in 1997. The Company opened six new factory and warehouse outlet stores from January 1, 1998 through July 15, 1998 and plans to open approximately two new factory and outlet stores in the remainder of 1998 and approximately 11 new factory and warehouse outlet stores in 1999.

     In addition, the Company's initial mail-order catalog and website will act as sales vehicles. Management believes that these new distribution channels will not generate material growth for the Company in the near term; however, management believes that they may present attractive long-term opportunities with minimal near-term costs.

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

INTERNATIONAL OPERATIONS

     Although the Company's primary focus is on the domestic market, the Company presently markets its product in countries and territories in Europe, Asia and selected other foreign regions. Skechers derives revenues and earnings from outside the United States from two principal sources: (i) sales of Skechers footwear directly to foreign distributors who distribute such footwear to department stores and specialty retail stores and (ii) to a lesser extent, royalties from licensees who manufacture and distribute Skechers products outside the United States. For the year ended December 31, 1997 and the three months ended March 31, 1998, approximately 15.1% and 13.6% of the Company's net sales was derived from its international operations, respectively.

     Management believes that international distribution of Skechers products may represent a significant opportunity to increase revenue and profits. Although the Company is in the early stages of its international expansion, Skechers products are currently sold in over 120 countries and territories. The Company's goal is to increase international sales through foreign distributors by heightening the Company's international marketing presence in those countries. In 1998, the Company launched its first major international advertising campaign which is designed to establish Skechers as a global brand synonymous with casual shoes. The Company is exploring selling directly to retailers in certain European countries in the near future. In addition, the Company plans to begin opening flagship retail stores internationally on its own or through joint ventures.

DISTRIBUTION

     The Company believes that strong distribution support is a critical factor in the Company's operations. Following manufacture, the Company's products are packaged in shoe boxes bearing bar codes and generally either shipped to the Company's approximately 412,000 square foot leased distribution center located in Ontario, California, or drop-shipped directly from the manufacturer to Skechers' international customers. Upon receipt at the central distribution center, merchandise is inspected and recorded in the Company's management information system and packaged according to customers' orders for delivery. Merchandise is shipped to the customer by whatever means the customer requests, which is usually by common carrier. The central distribution center has multi-access docks, enabling the Company to receive and ship simultaneously and to pack separate trailers for shipments to different customers at the same time. The Company has an EDI system to which some of the Company's larger customers are linked. This system allows these customers to automatically place orders with the Company, thereby eliminating the time involved in transmitting and inputting orders, and includes direct billing and shipping information. Also, the Company has recently entered into a lease for an additional 286,000 square foot distribution facility.

POTENTIAL LICENSING ARRANGEMENTS

     As part of its growth strategy, the Company plans to continue to enter into licensing agreements with respect to certain products on terms and with parties management believes will provide more effective manufacturing, distribution or marketing of such products than could be achieved in-house. Management believes that selective licensing of the Skechers brand name to non-footwear-related manufacturers may broaden and enhance the Skechers image without requiring significant capital investments or the incurrence of significant incremental operating expenses by the Company. In evaluating a licensing decision, the Company will consider various factors, including the potential profit to be earned and the capital and management resources available to the Company at such time. The Company intends to maintain substantial control over the design, manufacturing specifications, advertising and distribution of any licensed products and to maintain a policy of evaluating any future licensing arrangements to ensure consistent representation of the Skechers image.

     The Company currently has licensing agreements internationally for apparel with Life Gear in Japan. The Company also licenses the Skechers brand name for footwear to Pentland in the United

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

Kingdom. The Company's domestic licensing is limited to its license with The Venator Group for the limited purpose of producing and marketing apparel exclusively in its stores. Management intends to be selective in pursuing licensing business and expects to begin by entering into licenses for accessories and thereafter expanding to apparel. Management believes that revenues from licensing agreements will not be a material source of growth for the Company in the near term; however, management believes that licensing arrangements may present attractive long-term opportunities with minimal near-term costs.

MANAGEMENT INFORMATION SYSTEMS

     The Company recognizes the importance of advanced computerization in maintaining and improving its level of service, internal and external communication and overall competitive position. The Company has a computerized management information system that relies upon a Unix-based format with a local area network of terminals at the corporate offices to support management decision making, along with computers at the Company's distribution center and PC-based point-of-sale computers at each of its retail stores. These computers are connected via modem to the local area network at the Company's corporate offices. The Company's system provides, among other things, comprehensive order processing, production, accounting and management information for the marketing, selling, manufacturing, retailing and distribution functions of the Company's business. The Company has developed a sophisticated software program that enables the Company to track, among other things, orders, manufacturing schedules, inventory and sales of Skechers products. The program includes a centralized management information system which provides the various operating departments with integrated financial, sales, inventory and distribution related information.

     As evidence of its continuing dedication to advanced computerization, the Company intends to install a new material handling system in its new distribution center. This new system is expected to enhance the Company's ability to monitor inventory levels and distribution activities at such site. The system, which is expected to cost approximately $10.0 million, is expected to become operational in mid-1999. In addition, the Company is currently updating its EDI system to make it more responsive to customer needs.

BACKLOG

     The Company generally receives the bulk of the orders for each of the spring and fall seasons a minimum of three months prior to the date the products are shipped to customers. At June 30, 1998, the Company's backlog was $164.2 million, compared to $68.5 million at June 30, 1997. To manage inventory risk, the Company estimates its production requirements and engages in certain other inventory management techniques. See "-- Sourcing." For a variety of reasons, including the timing of shipments, product mix of customer orders and the amount of in-season orders, backlog may not be a reliable measure of future sales for any succeeding period.

INTELLECTUAL PROPERTY RIGHTS

     The Company owns and utilizes a variety of trademarks, including the Skechers trademark. As of June 30, 1998, the Company had approximately 15 registrations and approximately 30 pending applications for its trademarks in the United States. In addition, as of June 30, 1998, the Company had approximately 145 trademark registrations and applications in over 40 countries. The Company also had three design patents issued in the United States and approximately 40 design patents pending as of June 30, 1998. The Company regards its trademarks and other intellectual property as valuable assets and believes that they have significant value in the marketing of its products. The Company vigorously protects its trademarks against infringement, including through the use of cease and desist letters, administrative proceedings and lawsuits.

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

     The Company relies on trademark, copyright and trade secret protection, patents, non-disclosure agreements and licensing arrangements to establish, protect and enforce intellectual property rights in the design of its products. In particular, the Company believes that its future success will depend in significant part on the Company's ability to maintain and protect the Skechers trademark. Despite the Company's efforts to safeguard and maintain its intellectual property rights, there can be no assurance that the Company will be successful in this regard. There can be no assurance that third parties will not assert intellectual property claims against the Company in the future. Furthermore, there can be no assurance that the Company's trademarks, products and promotional materials or other intellectual property rights do not or will not violate the intellectual property rights of others, that they would be upheld if challenged or that the Company would, in such an event, not be prevented from using its trademarks or other intellectual property rights. Such claims, if proved, could materially and adversely affect the Company's business, financial condition and results of operations. In addition, although any such claims may ultimately prove to be without merit, the necessary management attention to and legal costs associated with litigation or other resolution of future claims concerning trademarks and other intellectual property rights could materially and adversely affect the Company's business, financial condition and results of operations. The Company has in the past sued and been sued by third parties in connection with certain matters regarding its trademarks and products, none of which has materially impaired the Company's ability to utilize its trademarks.

     The laws of certain foreign countries do not protect intellectual property rights to the same extent or in the same manner as do the laws of the United States. Although the Company continues to implement protective measures and intends to defend its intellectual property rights vigorously, there can be no assurance that these efforts will be successful or that the costs associated with protecting its rights in certain jurisdictions will not be prohibitive.

     From time to time, the Company discovers products in the marketplace that are counterfeit reproductions of the Company's products or that otherwise infringe upon intellectual property rights held by the Company. There can be no assurance that actions taken by the Company to establish and protect its trademarks and other intellectual property rights will be adequate to prevent imitation of its products by others or to prevent others from seeking to block sales of the Company's products as violating trademarks and intellectual property rights. If the Company is unsuccessful in challenging a third party's products on the basis of infringement of its intellectual property rights, continued sales of such product by that or any other third party could adversely impact the Skechers brand, result in the shift of consumer preferences away from the Company and generally have a material adverse effect on the Company's business, financial condition and results of operations.

COMPETITION

     Competition in the footwear industry is intense. Although the Company believes that it does not compete directly with any single company with respect to its entire range of products, the Company's products compete with other branded products within their product category as well as with private label products sold by retailers, including some of the Company's customers. The Company's utility footwear and casual shoes compete with footwear offered by companies such as The Timberland Company, Dr. Martens, Kenneth Cole, Frye Boot and Wolverine World Wide, Inc. The Company's athletic shoes compete with brands of athletic footwear offered by companies such as Nike, Inc., Reebok International Ltd., Fila Ltd. and Converse, Inc. The Company's children's shoes compete with brands of children's footwear offered by companies such as Stride Rite, Inc. In varying degrees, depending on the product category involved, the Company competes on the basis of style, price, quality, comfort and brand name prestige and recognition, among other considerations. These and other competitors pose challenges to the Company's market share in its major domestic markets and may make it more difficult to establish the Company in Europe, Asia and other international regions. The Company also competes with numerous manufacturers, importers and distributors of footwear for the limited shelf space available for the display of such products to the consumer. Moreover, the general availability of contract manufacturing capacity allows ease of access by new market entrants. Many of the Company's competitors are larger, have achieved greater recognition for their brand names, have captured greater market share and/or have substantially greater financial, distribution, marketing and other resources than the Company. There can be no assurance that the Company will be able to compete successfully against present or future competitors or that competitive pressures faced by the Company will not have a material adverse effect on the Company's business, financial condition and results of operations.

EMPLOYEES

     As of June 30, 1998, the Company employed 673 persons, 457 of which were employed on a full-time basis and 216 of which were employed on a part-time basis. The Company also from time to time employs part-time personnel. None of the Company's employees is subject to a collective bargaining agreement. The Company believes that its relations with its employees are satisfactory.

PROPERTIES

     The Company's corporate headquarters and additional administrative offices are located at three premises in Manhattan Beach, California, and consist of an aggregate of approximately 37,700 square feet. The leases on the premises expire in February 2008, February 2002 and June 2003, respectively, and the current aggregate annual rent is approximately $891,000.

     The Company also leases space for its distribution centers and its retail stores. These facilities aggregate approximately 785,168 square feet, with an annual aggregate base rental of approximately $5.4 million, plus, in some cases, a percentage of the store's gross sales in excess of the base annual rent. The terms of these leases vary as to duration and rent escalation provisions. The Company has also signed leases for retail stores expected to be opened in 1998. In general, the leases expire between April 2000 and March 2009 and provide for rent escalations tied to either increases in the lessor's operating expenses or fluctuations in the consumer price index in the relevant geographical area.

LEGAL PROCEEDINGS

     The Company occasionally becomes involved in litigation arising from the normal course of business. Management believes that any liability with respect to pending legal actions, individually or in the aggregate, will not have a material adverse effect on the Company's business, financial condition and results of operations.

                                   MANAGEMENT

DIRECTORS, EXECUTIVE OFFICERS AND KEY EMPLOYEES

     The following table sets forth the name, age as of July 15, 1998, and position with the Company of all directors and executive officers and certain key employees of the Company:

                   NAME                      AGE                    POSITION
                   ----                      ---                    --------
Directors and Executive Officers:
  Robert Greenberg.........................  58    Chairman of the Board and Chief Executive
                                                   Officer
  Michael Greenberg........................  35    President and Director
  David Weinberg...........................  47    Executive Vice President, Chief Financial
                                                   Officer and Director
  Philip Paccione..........................  36    General Counsel and Secretary
  Richard Siskind(1)(2)....................  52    Nominated Director
Key Employees:
  Marvin Bernstein.........................  51    Vice President, International Sales
  Martin Brown.............................  36    Vice President, Corporate Imaging
  Larry Clark..............................  42    Vice President, Production and Sourcing
  Lynda Cumming............................  38    Vice President, Allocation and Production
  Paul Galliher............................  48    Vice President, Distribution
  Kathy Garber.............................  38    Vice President, Product Development
  Jason Greenberg..........................  28    Vice President, Visual Imaging
  Jeffrey Greenberg........................  30    Vice President, Electronic Media
  Scott Greenberg..........................  38    Vice President, Visual Merchandising
  Anthony Greenfield.......................  50    Vice President and Managing Director,
                                                   International Division
  Geric Johnson............................  46    Vice President, Direct Marketing
  Michelle Kelchak.........................  34    Vice President, Design
  Mark Nason...............................  36    Vice President, Retail and Merchandising
  Ralph Vendetti...........................  42    Vice President, Sales

---------------
(1) Member of the Compensation Committee

(2) Member of the Audit Committee

     Robert Greenberg has been the Chairman of the Board and Chief Executive Officer of the Company since October 1993. From 1979 to 1992, Mr. Greenberg was the Chairman of the Board and President of L.A. Gear, an athletic and casual footwear and apparel company.

     Michael Greenberg has been the President and a director of the Company since its inception in 1992 and from June 1992 to October 1993 he was Chairman of the Board. From 1989 to 1992, Mr. Greenberg was the National Sales Manager of L.A. Gear. Previously, from 1986 to 1989, he was the Regional Sales Manager of L.A. Gear for the West Coast and, from 1984 to 1986, he was an account representative for the West Coast at L.A. Gear.

     David Weinberg has been Chief Financial Officer of the Company since October 1993 and Executive Vice President and a director since July 1998. From June 1989 to September 1992, Mr. Weinberg was Vice President, Credit/Collection at L.A. Gear.

     Philip Paccione has been General Counsel since May 1998 and Secretary of the Company since July 1998. Before joining the Company and from June 1997, Mr. Paccione was an attorney at Riordan & McKinzie, located in Los Angeles, and from May 1996 to June 1997 he was a sole practitioner. Mr. Paccione also practiced law at Gartner & Young from December 1994 to May 1996 and at Kelly, Drye & Warren from June 1991 to December 1994.

     Richard Siskind will become a director of the Company upon the completion of the Offering. Mr. Siskind has been President, Chief Executive Officer and a director of Stage II Apparel Corp. (AMEX:SA) since May 1998. In 1991, Mr. Siskind founded R. Siskind & Company, a business which purchases brand name men's and women's apparel and accessories and redistributes those items to off-price retailers, and he is the sole shareholder, a director, Chief Executive Officer and President.

     Marvin Bernstein has been the Vice President, International Sales of the Company since May 1997 and joined the Company in June 1993 as Vice President of Key Accounts. In December 1996, Mr. Bernstein became Vice President of International Sales and Licensing.

     Martin Brown has been the Vice President, Corporate Imaging of the Company since June 1998, and joined the Company in March 1993 as Director of Special Projects. From October 1992 to 1993 Mr. Brown was an independent marketing consultant.

     Larry Clark has been the Vice President, Production and Sourcing of the Company since March 1995 and joined the Company in August 1993 as Vice President of Product Development/ Production, International Division. From 1992 to 1993, Mr. Clark was Vice President, Operations at ALAD Inc., an apparel company, and from 1985 from 1992 he was Vice President of Research and Development at L.A. Gear. Prior to that, Mr. Clark was at Footlocker-Kinney Shoe Corp. for 10 years.

     Lynda Cumming has been the Vice President, Allocation and Production of the Company since October 1992. From 1988 to 1992, Ms. Cumming was Vice President, Allocation at L.A. Gear.

     Paul Galliher has been the Vice President, Distribution of the Company since May 1994. Prior to that, from August 1989, he was a Director of Distribution at L.A. Gear.

     Kathy Garber has been the Vice President, Product Development of the Company since June 1998 and joined the Company in May 1993 as the Children's Product Manager. In September 1993, she became Product Development Manager and in June 1996 she became Director of Product Development. Ms. Garber was also a buyer at Robinson's-May.

     Jason Greenberg has been the Vice President, Visual Imaging of the Company since January 1998 and from June 1992 to July 1998 he was a director. From June 1996 to January 1998, Mr. Greenberg was Advertising Director and from June 1994 he held a product development position at the Company.

     Jeffrey Greenberg has been Vice President, Electronic Media of the Company since January 1998. From June 1992 to October 1993 Mr. Greenberg was Chief Financial Officer of the Company and from June 1992 to July 1998 he was Chief Operating Officer, Secretary and a director of the Company. From 1990 to 1992, he was involved in operations and marketing at L.A. Gear.

     Scott Greenberg has been Vice President, Visual Merchandising of the Company since January 1998. Prior to that, from June 1994, he was in charge of International Marketing at the Company and held a position in marketing at L.A. Gear from 1986 to 1990. From January 1993 to May 1994 Mr. Greenberg owned and operated a restaurant.

     Anthony Greenfield has been the Vice President and Managing Director, International Division of the Company since May 1997. From 1995 to 1997, Mr. Greenfield was the Managing Director of Sportsflair Ltd., a subsidiary of the Pentland Group, with whom the Company has an international distribution agreement. While at Sportsflair Ltd., one of Mr. Greenfield's responsibilities included the oversight of the distribution of Skechers shoes in the United Kingdom. Prior to joining Sportsflair Ltd., Mr. Greenfield was the Joint Managing Director of Allied Footwear Corp., Ltd., a footwear import company operating in the United Kingdom.

     Geric Johnson has been the Vice President, Direct Marketing of the Company since January 1998. From January 1990 until January 1998, Mr. Johnson held various positions with Frederick's of Hollywood, Inc., a retailer of women's apparel. While at Frederick's of Hollywood he held the positions of President, Executive Vice President, General Manager and Vice President of Operations, and his responsibilities included running the day-to-day operations of the Mail Order Division.

     Michelle Kelchak has been the Vice President, Design of the Company since June 1998. Ms. Kelchak joined the Company in July 1992 as Head Designer, and from January 1995 through May 1998 served as the Company's Design Director. Prior to joining the Company, Ms. Kelchak was a designer of men's, women's and children's footwear at LA Gear.

     Mark Nason has been the Vice President, Retail and Merchandising of the Company since January 1998 and joined the Company in December 1993 as Director of Merchandising and Retail Development. From January 1981 through November 1993, Mr. Nason was employed at Track 'n Trail in various capacities, including General Merchandising Manager, Director of Visual Merchandising and Buyer.

     Ralph Vendetti has been the Vice President, Sales of the Company since June 1997 and joined the Company in April 1995 as National Sales Manager. Before that, since 1989, Mr. Vendetti was with KEDS, a division of Stride Rite Corp., most recently as National Accounts Manager handling accounts such as Macy's, Jordan Marsh, Kinney, Bloomingdale's, Federated Corp. and Robinson's-May. Mr. Vendetti was also employed as a buyer for Macy's for 10 years.

     As referenced above, a number of the Company's executive officers, directors and key employees were previously employed by L.A. Gear. During the time of their employment and thereafter, L.A. Gear was subject to many of the uncertainties applicable to the footwear industry. From its fiscal 1985 through mid-fiscal 1990, L.A. Gear experienced a period of rapid growth in revenues and earnings and thereafter periods of declining sales and losses. In late 1991, an outside investor group directed several significant changes in L.A. Gear's management and board of directors. In response to the changes, Robert Greenberg and a number of L.A. Gear's other members of management and employees, some of whom are currently employed by the Company, resigned from L.A. Gear in January 1992. Six years later, in January 1998, L.A. Gear filed for reorganization in bankruptcy court.

     Upon the completion of the Offering, the Company's Board of Directors will consist of five members; the Company intends to add an additional non-employee director prior to the effective date of the Offering. The Board of Directors is divided into three classes. Class I Directors will serve until the annual meeting of stockholders in 1999 and thereafter for the terms of three years until their successors have been elected and qualified. Class II Directors will serve until the annual meeting of stockholders in 2000 and thereafter for terms of three years until their successors have been elected and qualified. Class III Directors will serve until the annual meeting of stockholders in 2001 and thereafter for terms of three years until their successors have been elected and qualified. Robert Greenberg is a Class I Director; Michael Greenberg and David Weinberg are Class II Directors; and Richard Siskind and another non-employee director will be Class III Directors.

     Directors are elected annually to serve until the next annual meeting of stockholders and until their successors are elected and qualified. The Company intends to pay its non-employee directors annual compensation of $15,000 for their services paid quarterly beginning upon the completion of the Offering. In addition, non-employee directors will receive a fee of $1,000 for each meeting attended. Non-employee directors attending any committee meeting will receive an additional fee of $750 for each committee meeting attended, unless the committee meeting is held on the day of a meeting of the Board of Directors, in which case they will receive no additional compensation for the committee meeting. Non-employee directors will also be reimbursed for reasonable costs and expenses incurred for attending any director and committee meetings. Officers of the Company who are directors will not be paid any directors fees. Concurrently with
the Offering, the Company will grant options to purchase                shares
of Common Stock under its Stock Option Plan to each of its non-employee directors. See "-- Stock Options." Robert Greenberg is the father of Michael Greenberg; other than the foregoing, no family relationships exist between any of the directors or executive officers of the Company.

     The Company's Board of Directors has established an Audit Committee and a Compensation Committee. The Audit Committee will be comprised of Richard Siskind and another non-employee director and will be filled upon the completion of the Offering and will be responsible for making recommendations concerning the engagement of independent certified public accountants, approving professional services provided by the independent certified public accountants and reviewing the adequacy of the Company's internal accounting controls. The Compensation Committee will be comprised of Messrs. Siskind and another non-employee director, and will be filled upon completion of the Offering and will be responsible for recommending to the Board of Directors all officer salaries, management incentive programs and bonus payments.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     The Company did not have a Compensation Committee in 1997. Messrs. Greenberg and Greenberg participated in deliberations concerning compensation of executive officers during 1997. None of the executive officers of the Company has served on the board of directors or on the compensation committee of any other entity which had officers who served or will serve upon the closing of the Offering on the Company's Board of Directors or on the Company's Compensation Committee.

EXECUTIVE COMPENSATION

  Summary Compensation Table

     The following table sets forth information concerning the annual and long-term compensation earned by the Company's Chief Executive Officer and each of the other executive officers whose annual salary and bonus during 1997 exceeded $100,000 (the "Named Executive Officers").

                                            ANNUAL COMPENSATION                   LONG-TERM
                               ----------------------------------------------   COMPENSATION
                                                            OTHER ANNUAL            LTIP           ALL OTHER
 NAME AND PRINCIPAL POSITION   SALARY($)    BONUS($)    COMPENSATION($)(1)(2)   PAYOUTS($)(3)   COMPENSATION($)
 ---------------------------   ---------   ----------   ---------------------   -------------   ---------------
Robert Greenberg.............     --        1,560,877          14,518                   --           26,305(4)
Chairman of the Board and
  Chief Executive Officer
Michael Greenberg............   300,000            --           8,962              205,250           12,696(5)
President
David Weinberg...............   175,000            --           4,800              136,830           12,626(6)
Executive Vice President and
  Chief Financial Officer

---------------
(1) No Named Executive Officer held stock options as of December 31, 1997. On January 15, 1998, the Company granted options to purchase
    shares of Common Stock to David Weinberg at an exercise price of $    . See
    "Management -- Stock Options."

(2) Represents the amount of an automobile lease for the benefit of each officer. With respect to Robert Greenberg and David Weinberg, excludes rental payments of $12,000 and $18,000, respectively, made by the Company directly to landlords regarding properties used primarily for corporate purposes but which are leased under the individuals' names.

(3) Represents payment of a bonus based on the increase of the Company's net sales from 1996 to 1997 as more fully described in "-- 1996 Incentive Compensation Plan."

(4) Represents health and life insurance payments of $6,649 and additional life insurance premiums of $19,656.

(5) Represents health and life insurance payments of $9,601 and a $3,095 contribution by the Company under the Company's 401(k) Plan.

(6) Represents health and life insurance payments of $9,601 and a $3,025 contribution by the Company under the Company's 401(k) Plan.

  Employment Agreements

     Each of Messrs. Robert Greenberg, Michael Greenberg and David Weinberg will enter into an employment agreement with the Company, which will be effective as of the closing of the Offering. The employment agreements will each have an initial term expiring on December 31, 2001 and will be subject to automatic one-year extensions following the expiration of the initial term. The Company and each officer are currently negotiating compensation, which will be determined prior to the closing of the Offering.

     The employment agreements will entitle the executives to participate in the Company's Stock Option Plan and to receive certain insurance and other employee plans and benefits established by the Company for its executive employees. The employment agreements will not have any change in control provisions or non-competition covenants.

  1996 Incentive Compensation Plan

     Certain executive officers and key employees of the Company are entitled to a bonus for 1997 and 1998 based on increases, if any, of the Company's net sales volume in such years over 1996 levels (the "1996 Incentive Compensation Plan"). The bonuses range from 0.1% to 0.3% of the increase in net sales volume and the aggregate amount of bonuses based on the increase in net sales is 1.35%. The bonuses for Michael Greenberg and David Weinberg are 0.3% and 0.2% of the increase in net sales volume, respectively, and, for the year ended December 31, 1997, Messrs. Greenberg and Weinberg were paid $205,250 and $136,830, respectively. For the year ended December 31, 1997, an aggregate of $951,060 in bonuses was paid. As of March 31, 1998, the aggregate amount of such bonuses accrued was $652,000. Ralph Vendetti received a bonus based on 0.1% of the increase of domestic net sales (excluding the Company's retail stores) for 1997 and 1998, and another salesperson received a bonus based on 0.1% of the increase of children's net sales for 1997 and 1998. Such bonuses are recorded as compensation expense by the Company on a quarterly basis based upon the anticipated increase in net sales for 1998 over historical 1996 net sales levels.

STOCK OPTIONS

  1998 Stock Option Plan

     In January 1998, the Company's Board of Directors and stockholders adopted the 1998 Stock Option, Deferred Stock and Restricted Stock Plan (the "Stock Option Plan"), which provides for the grant of qualified incentive stock options ("ISOs") that meet the requirements of Section 422 of the Code, stock options not so qualified ("NQSOs"), deferred stock and restricted stock awards ("Grants"). The Stock Option Plan is administered by a committee of directors appointed by the Board of Directors (the "Committee"). ISOs may be granted to the officers and key employees of the Company or any of its subsidiaries. The exercise price for any ISO granted under the Stock Option Plan may not be less than 100% (or 110% in the case of ISOs granted to an employee who is deemed to own in excess of 10.0% of the outstanding Common Stock) of the fair market value of the shares of Common Stock at the time the option is granted. The exercise price for any NQSO granted under the Stock Option Plan may not be less than 85.0% of the fair market value of the shares of Common Stock at the time the option is granted. The purpose of the Stock Option Plan is to provide a means of performance-based compensation in order to attract and retain qualified personnel and to provide an incentive to those whose job performance affects the Company.

     The Stock Option Plan authorizes the grant of options to purchase, and
Grants of, an aggregate of up to             shares of the Company's Common
Stock. The number of shares reserved for issuance under the Stock Option Plan is subject to anti-dilution provisions for stock splits, stock dividends and similar events. If an option granted under the Stock Option Plan expires or terminates, or a Grant is forfeited, the shares subject to any unexercised portion of such option or

Grant will again become available for the issuance of further options or Grants under the Stock Option Plan.

     Under the Stock Option Plan, the Company may make loans available to stock option holders, subject to the Committee's approval, in connection with the exercise of stock options granted under the Stock Option Plan. If shares of Common Stock are pledged as collateral for such indebtedness, such shares may be returned to the Company in satisfaction of such indebtedness. If so returned, such shares shall again be available for issuance in connection with future stock options and Grants under the Stock Option Plan.

     Unless previously terminated by the Board of Directors, no options or Grants may be granted under the Stock Option Plan after January 14, 2008.

     Options granted under the Stock Option Plan will become exercisable according to the terms of the grant made by the Committee. Grants will be subject to the terms and restrictions of the award made by the Committee. The Committee has discretionary authority to select participants from among eligible persons and to determine at the time an option or Grant is granted and in the case of options, whether it is intended to be an ISO or a NQSO, and when and in what increments shares covered by the option may be purchased. Under current law, ISOs may not be granted to any individual who is not also an officer or employee of the Company or any subsidiary.

     The exercise price of any option granted under the Stock Option Plan is payable in full (i) in cash, (ii) by surrender of shares of the Company's Common Stock already owned by the option holder having a market value equal to the aggregate exercise price of all shares to be purchased including, in the case of the exercise of NQSOs, restricted stock subject to a Grant under the Stock Option Plan, (iii) by cancellation of indebtedness owed by the Company to the optionholder, (iv) by a full recourse promissory note executed by the optionholder or (v) by any combination of the foregoing. The terms of any promissory note may be changed from time to time by the Board of Directors to comply with applicable Internal Revenue Service or Securities and Exchange Commission regulations or other relevant pronouncements.

     The Board of Directors may from time to time revise or amend the Stock Option Plan and may suspend or discontinue it at any time. However, no such revision or amendment may impair the rights of any participant under any outstanding option or Grant without such participant's consent or may, without stockholder approval, increase the number of shares subject to the Stock Option Plan or decrease the exercise price of a stock option to less than 100% of fair market value on the date of grant (with the exception of adjustments resulting from changes in capitalization), materially modify the class of participants eligible to receive options or Grants under the Stock Option Plan, materially increase the benefits accruing to participants under the Stock Option Plan or extend the maximum option term under the Stock Option Plan.

     In the event of a change of control, as defined in the Stock Option Plan, all stock options, restricted stock and deferred stock will fully vest and any indebtedness incurred in connection with the Stock Option Plan will be forgiven.

     Options to acquire        shares are outstanding at an exercise price per
share of $     . Of this amount,               were granted to an executive
officer, of which 25.0% will vest on the consummation of the Offering, and the balance will vest over the next three years. In addition, options to purchase shares are expected to be granted to certain employees and non-employee directors of the Company on the effective date of the Offering, which options will vest ratably commencing one year from the date of this Prospectus in 20.0% increments for any employees and officers, and in 33.3% increments for non-employee directors. The options expire ten years from the date of grant.

1998 EMPLOYEE STOCK PURCHASE PLAN

     The Company's 1998 Employee Stock Purchase Plan (the "1998 Purchase Plan") was adopted by the Board of Directors and the stockholders in July 1998. The 1998 Purchase Plan, which is intended to qualify under Section 423 of the Code, contains consecutive, overlapping, twelve month offering periods. Each offering period includes two six-month purchase periods. The offering periods generally start on the first trading day on or after May 1 and November 1 of each year. The initial offering period will commence on the date of the initial public
offering and expire on April 30, 1999. A total of               shares have been
reserved for issuance under the 1998 Purchase Plan.

     Employees are eligible to participate if they are customarily employed by the Company or any designated subsidiary for at least 20 hours per week and more than five months in any calendar year. However, any employee who (i) immediately after grant owns stock possessing 5.0% or more of the total combined voting power or value of all classes of the capital stock of the Company or (ii) whose rights to purchase stock under all employee stock purchase plans of the Company accrue at a rate which exceeds $25,000 worth of stock for each calendar year may not be granted an option to purchase stock under the 1998 Purchase Plan.

     The 1998 Purchase Plan permits participants to purchase Common Stock through payroll deductions of up to 10.0% of the participant's "compensation." Compensation is defined as the participant's base straight time gross earnings, including commissions, incentive bonuses and performance bonuses. Amounts deducted and accumulated by the participant are used to purchase shares of Common Stock at the end of each purchase period. The price of stock purchased under the 1998 Purchase Plan is 85.0% of the lower of the fair market value of the Common Stock at the beginning of the offering period or at the end of the purchase period. The maximum number of shares a participant may purchase during a single offering period is determined by dividing $25,000 by the fair market value of a share of the Company's Common Stock on the first day of the offering period. In the event the fair market value at the end of a purchase period is less than the fair market value at the beginning of the offering period, the participants will be withdrawn from the current offering period following exercise and automatically re-enrolled in a new offering period. Participants may end their participation at any time during an offering period, and they will be paid their payroll deductions to date. Participation ends automatically upon termination of employment with the Company.

     Rights granted under the 1998 Purchase Plan are not transferable by a participant other than by will, the laws of descent and distribution, or as otherwise provided under the 1998 Purchase Plan.

     The 1998 Purchase Plan provides that, in the event of a merger of the Company with or into another corporation or a sale of all or substantially all of the Company's assets, each outstanding option may be assumed or substituted for by the successor corporation. If the successor corporation refuses to assume or substitute for the outstanding options, the offering period then in progress will be shortened and a new purchase date will be set so that shares of Common Stock are purchased with the participant's accumulated payroll deductions prior to the effective date of such transaction.

     The Board of Directors has the authority to amend or terminate the 1998 Purchase Plan, except that no such action may adversely affect any outstanding rights to purchase stock under the 1998 Purchase Plan. Unless sooner terminated by the Board of Directors, the 1998 Purchase Plan will terminate on June 30, 2008.

401(K) PLAN

     The Company has in place a contributory retirement plan (the "401(k) Plan") for all full time employees with at least 12 months of service, which is designed to be tax deferred in accordance with the provisions of Section 401(k) of the Code. The 401(k) Plan provides that each participant may contribute up to 15.0% of his or her salary, and the Company may contribute to the participant's plan account at the end of each plan year a percentage of salary contributed by the participant. Under the 401(k) Plan, employees may elect to enroll on January 1 and July 1 of any plan year, provided that they have been employed for at least one year.

     Subject to the rules for maintaining the tax status of the 401(k) Plan, an additional Company contribution may be made at the Company's discretion. Company matching contributions are made at the discretion of the Company. The Company's contributions to the 401(k) Plan in 1996 and 1997 were $53,000 and $93,000, respectively.

LIMITATIONS ON DIRECTORS' LIABILITIES AND INDEMNIFICATION

     The Company's Certificate of Incorporation provides that, except to the extent prohibited by the DGCL, its directors shall not be personally liable to the Company or its stockholders for monetary damages for any breach of fiduciary duty as directors of the Company. Under Delaware law, the directors have fiduciary duties to the Company that are not eliminated by this provision of the Certificate of Incorporation and, in appropriate circumstances, equitable remedies such as injunctive or other forms of non-monetary relief will remain available. In addition, each director will continue to be subject to liability under Delaware law for breach of the director's duty of loyalty to the Company for acts or omissions that are found by a court of competent jurisdiction to be not in good faith or involving intentional misconduct, for knowing violations of law, for actions leading to improper personal benefit to the director and for payment of dividends or approval of stock repurchases or redemptions that are prohibited by Delaware law. This provision also does not affect the director's responsibilities under any other laws, such as the federal securities laws or state or federal environmental laws. In addition, the Company intends to maintain liability insurance for its officers and directors.

     Section 145 of the DGCL permits the Company to, and the Certificate of Incorporation provides that the Company shall, indemnify each person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he or she is or was, or has agreed to become, a director or officer of the Company, or is or was serving, or has agreed to serve, at the request of the Company, as a director, officer or trustee of, or in a similar capacity with, another corporation, partnership, joint venture, trust or other enterprise (including any employee benefit plan), or by reason of any action alleged to have been taken or omitted in such capacity, against all expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him or on his behalf in connection with such action, suit or proceeding and any appeal therefrom. Such right of indemnification shall inure to such individuals whether or not the claim asserted is based on matters that antedate the adoption of the Certificate of Incorporation. Such right of indemnification shall continue as to a person who has ceased to be a director or officer and shall inure to the benefit of the heirs and personal representatives of such a person. The indemnification provided by the Certificate of Incorporation shall not be deemed exclusive of any other rights that may be provided now or in the future under any provision currently in effect or hereafter adopted by the Certificate of Incorporation, by any agreement, by vote of stockholders, by resolution of directors, by provision of law or otherwise. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors of the Company pursuant to the foregoing provision, or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. Section 102(b)(7) of the DGCL permits a corporation to eliminate or limit the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, provided that such provision shall not eliminate or limit the liability of a director (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law,
(iii) under Section 174 of the DGCL relating to unlawful dividends, stock purchases or redemptions or (iv) for any transaction from which the director derived an improper personal benefit. Section 102(b)(7) of the DGCL is designed, among other things, to encourage qualified individuals to serve as directors of Delaware corporations. The Company believes this provision will assist it in securing the services of qualified directors who are not employees of the Company. This provision has no effect on the availability of equitable remedies, such as injunction or rescission. If equitable remedies are found not to be available to stockholders in any particular case, stockholders may not have any effective remedy against actions taken by directors that constitute negligence or gross negligence.

                              CERTAIN TRANSACTIONS

     At December 31, 1995, the Company had approximately $12.0 million, and at December 31, 1996 and 1997, and at March 31, 1998, the Company had approximately $13.3 million outstanding under the unsecured Stockholder Note payable to the Greenberg Family Trust of which Robert Greenberg, Chairman of the Board and Chief Executive Officer, and M. Susan Greenberg, Robert Greenberg's wife, are trustees. Since January 1, 1997 the Stockholder Note bore interest at 8.0% per annum and was due upon demand after January 1, 1996. The Greenberg Family Trust agreed not to call the Stockholder Note prior to January 1, 1999. The Company recorded interest expense of approximately $944,000, $1.1 million, $1.2 million and $275,000 related to the Stockholder Note during the years ended December 31, 1995, 1996, 1997 and the three months ended March 31, 1998, respectively. In June 1998, the Company issued a $13.3 million term note under its credit facility with Heller Financial Inc. to repay the Stockholder Note. The term note bears interest at the prime rate (8.5% at June 30, 1998) plus 25 basis points, and is due in full at the earlier of June 1999 or the closing of the Offering. The term note is guaranteed by the Greenberg Family Trust and is collateralized by approximately $13.3 million in cash pledged by the Greenberg Family Trust to support its guaranty. The Company intends to use a portion of the net proceeds of the Offering to repay the term note which will have the effect of terminating the guaranty.

     The Company has periodically advanced to the Greenberg Family Trust all or a portion of the interest payment due on the Stockholder Note. During the years ended December 31, 1995, 1996 and 1997 and the three months ended March 31, 1998, the Company advanced $89,490, $220,416, $301,439 and $255,802, of such interest payments, respectively. The Greenberg Family Trust intends to repay all outstanding amounts on or before the closing of the Offering.

     During the years ended December 31, 1995, 1996 and 1997, the Company made S Corporation distributions of $170,000, $112,000 and $3.2 million, respectively, of which $72,342, $94,660 and $2.7 million, respectively, was paid to the Greenberg Family Trust, $65,757, $11,136 and $255,392, respectively, was paid to Michael Greenberg, President. In addition, Jason Greenberg, a former director, received $2,009, zero and $114,446, respectively, and Jeffrey Greenberg, former Chief Operating Officer and director, received $3,402, zero and $130,543, respectively.

     As a result of a tax refund from the payment of taxes on the Company's earnings, the Company received a recovery of distributions from stockholders of $600,000 for the year ended December 31, 1996 and $305,000 for the three months ended March 31, 1998.

     In August 1998, the Company will make the August Tax Distributions consisting of the final installment of income taxes payable on S Corporation earnings for 1997. It is estimated that the August Tax Distribution will be $3.6 million, all of which will be paid to the Greenberg Family Trust.

     The Company intends to use a portion of the net proceeds of the Offering to pay (i) the Final Tax Distribution consisting of income taxes payable on S Corporation earnings from January 1, 1998 through the date of termination of the Company's S Corporation status and (ii) the Final S Corporation Distribution in an amount designed to constitute substantially all of the Company's remaining undistributed accumulated taxable S Corporation earnings through the date of termination of the Company's S Corporation status. It is estimated that the amount of the Final Tax Distribution will be $7.0 million, of such amount, $4.6 million and $700,000 will be paid to the Greenberg Family Trust and Michael Greenberg, respectively. It is estimated that the amount of the Final S Corporation Distribution will be $15.0 million, of such amount, $9.8 million and $1.5 million will be paid to the Greenberg Family Trust and Michael Greenberg, respectively.

     In connection with the Offering and the termination of the Company's S Corporation tax status, the Company entered into a tax indemnification agreement with each of its stockholders, including the Greenberg Family Trust and Michael Greenberg. The agreements provide that the Company will indemnify and hold harmless each of the stockholders for Federal, state, local or foreign income tax liabilities, and costs relating thereto, resulting from any adjustment to the Company's income that is the result of an increase or change in character of the Company's income during the period it was treated as an S Corporation. The agreements also provide that if there is a determination that the Company was not an S Corporation prior to the Offering, the stockholders will pay to the Company certain refunds actually received by them as a result of that determination.

     Shares of Common Stock held by the Greenberg Family Trust and Michael Greenberg are subject to certain registration rights. See "Description of Capital Stock -- Registration Rights."

     The Company intends to enter into employment agreements with certain executive officers. See "Management -- Executive Compensation -- Employment Agreements."

                             PRINCIPAL STOCKHOLDERS

     The following table sets forth certain information regarding the beneficial ownership of the Company's Common Stock by (i) each director and nominated director of the Company, (ii) each of the Named Executive Officers, (iii) each person known to the Company to be beneficial owner of more than 5% of the Common Stock and (iv) all directors and executive officers of the Company as a group.

                                                     SHARES         PERCENT BENEFICIALLY OWNED(2)
                                                  BENEFICIALLY    ---------------------------------
         NAME OF BENEFICIAL OWNER(1)(2)             OWNED(2)      BEFORE OFFERING    AFTER OFFERING
         ------------------------------           ------------    ---------------    --------------
Robert Greenberg(3)(4)..........................   19,986,200          65.0%                --
Michael Greenberg...............................    3,074,800          10.0                 --
David Weinberg(5)...............................       76,870             *                  *
Richard Siskind.................................           --            --                 --
All directors and executive officers as
a group (5 persons).............................   23,137,870          75.3%                --

---------------
 *  Less than 1.0%
(1) To the Company's knowledge, except as set forth in the footnotes to this table and subject to applicable community property laws, each person named in the table has sole voting and investment power with respect to the shares of Common Stock set down opposite such person's name. Each of such persons may be reached at 228 Manhattan Beach Boulevard, Manhattan Beach, California 90266.

(2) The percentage of beneficial ownership is calculated assuming 30,748,000
    shares of Common Stock were outstanding on July 15, 1998 and          shares
    will be outstanding immediately following the completion of the Offering. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission (the "Commission") and generally includes voting or investment power with respect to the securities. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of Common Stock subject to options held by that person that are currently exercisable or exercisable within 60 days of July 15, 1998 are deemed outstanding. Such shares, however, are not deemed outstanding for the purposes of computing the percentage ownership of each other person.

(3) Represents 19,986,200 shares which Mr. Greenberg is deemed to beneficially own as a Trustee of the Greenberg Family Trust. M. Susan Greenberg, Robert Greenberg's wife, is also a trustee of the Greenberg Family Trust and is also deemed to beneficially own all shares held by the Greenberg Family Trust.

(4) Does not reflect the sale of the maximum number of shares which may be sold by the Selling Stockholder if the over-allotment option is exercised in full. If such option is exercised in full, the Greenberg Family Trust will
    sell            shares and Robert Greenberg will beneficially own     % of
    the Company's Common Stock at such time.

(5) Represents shares of Common Stock underlying options, which are currently exercisable within 60 days of the date of this Prospectus.

                          DESCRIPTION OF CAPITAL STOCK

     The authorized capital stock of the Company consists of 100,000,000 shares of Common Stock and 10,000,000 shares of Preferred Stock. After giving effect to
the Offering, there will be           shares of Common Stock outstanding and no
shares of Preferred Stock outstanding.

COMMON STOCK

     Holders of Common Stock are entitled to one vote per share on matters to be voted upon by the stockholders. There are no cumulative voting rights. Holders of Common Stock are entitled to receive ratable dividends when, as and if declared by the Board of Directors out of funds legally available therefor. Upon the liquidation, dissolution or winding up of the Company, holders of Common Stock share ratably in the assets of the Company available for distribution to its stockholders, subject to the preferential rights of any then-outstanding shares of Preferred Stock. No shares of Preferred Stock will be outstanding immediately following the consummation of the Offering. Holders of Common Stock have no preemptive, subscription, redemption or conversion rights. All shares of Common Stock outstanding upon the effective date of this Prospectus, and the shares offered hereby will, upon issuance and sale, be fully paid and nonassessable.

PREFERRED STOCK

     The Board of Directors has the authority, without further action by the stockholders of the Company, to issue up to 10,000,000 shares of Preferred Stock in one or more series, and to fix the designations, rights, preferences, privileges, qualifications and restrictions thereof including dividend rights, conversion rights, voting rights, rights and terms of redemption, liquidation preferences and sinking fund terms, any or all of which may be greater than the rights of the Common Stock. The Board of Directors, without stockholder approval, can issue Preferred Stock with voting, conversion and other rights which could adversely affect the voting power and other rights of the holders of Common Stock. Preferred Stock could thus be issued quickly with terms calculated to delay or prevent a change in control of the Company or to make removal of management more difficult. In certain circumstances, such issuance could have the effect of decreasing the market price of the Common Stock. The issuance of Preferred Stock may have the effect of delaying, deterring or preventing a change in control of the Company without any further action by the stockholders including, but not limited to, a tender offer to purchase Common Stock at a premium over then current market prices. The Company has no present plan to issue any shares of Preferred Stock.

REGISTRATION RIGHTS

     The Company has entered into a registration rights agreement with the Greenberg Family Trust, of which Robert Greenberg, Chairman of the Board and Chief Executive Officer, is a Trustee, and Michael Greenberg, President, pursuant to which the Company has agreed that it will, on up to two separate occasions per year, register up to one-third of the shares in any one year beneficially owned as of the closing of the Offering by each such stockholder. The Company also agreed that, if it shall cause to be filed with the Commission a registration statement, each such stockholder shall have the right to include up to one-third of the shares beneficially owned as of the closing of the Offering by each of them in such registration statement subject to limitations due to marketing conditions. All expenses of such registrations shall be at the Company's expense. See "Certain Transactions."

ANTI-TAKEOVER EFFECTS OF PROVISIONS OF THE COMPANY'S CHARTER AND BYLAWS

     The Company's Bylaws provide that the Board of Directors is divided into three classes. Class I Directors will serve until the annual meeting of stockholders in 1999 and thereafter for the terms of three years until their successors have been elected and qualified. Class II Directors will serve until the annual meeting of stockholders in 2000 and thereafter for terms of three years until their successors have been elected and qualified. Class III Directors will serve until the annual meeting of stockholders in 2001 and thereafter for terms of three years until their successors have been elected and qualified. Stockholders have no cumulative voting rights and the Company's stockholders representing a majority of the shares of Common Stock outstanding are able to elect all of the directors. The Company's Bylaws also provide that any action that is required to be or may be taken at any annual or special meeting of stockholders of the Company, may, if such action has been earlier approved by the Board, be taken without a meeting, without prior notice and without a vote, if a consent in writing, setting forth the action so taken, shall be signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted. The Bylaws provide that only the Company's Board of Directors or the Chairman may call a special meeting of the stockholders.

     The classification of the Board of Directors and lack of cumulative voting makes it more difficult for the Company's existing stockholders to replace the Board of Directors as well as for any other party to obtain control of the Company by replacing the Board of Directors. Since the Board of Directors has the power to retain and discharge officers of the Company, these provisions could make it more difficult for existing stockholders or another party to effect a change in management.

     These and other provisions may have the effect of deterring hostile takeovers or delaying changes in control or management of the Company. These provisions are intended to enhance the likelihood of continued stability in the composition of the Board of Directors and in the policies furnished by the Board of Directors and to discourage certain types of transactions that may involve an actual or threatened change of control of the Company. These provisions are designed to reduce the vulnerability of the Company to an unsolicited acquisition proposal. These provisions are also intended to discourage certain tactics that may be used in proxy fights. However, such provisions could have the effect of discouraging others from making tender offers for the Company's shares and, as a consequence, they may also inhibit fluctuations in the market price of the Company's shares that could result from actual or rumored takeover attempts. Such provisions also may have the effect of preventing changes in the management of the Company.

SECTION 203 OF THE DELAWARE GENERAL CORPORATION LAW

     Generally, Section 203 of the DGCL prohibits a publicly held Delaware corporation from engaging in a broad range of "business combinations" with an "interested stockholder" (defined generally as a person owning 15.0% of more of a corporation's outstanding voting stock) for three years following the date such person became an interested stockholder unless (i) before the person becomes an interested stockholder, the transaction resulting in such person becoming an interested stockholder or the business combination is approved by the board of directors of the corporation, (ii) upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owns at least 85.0% of the outstanding voting stock of the corporation (excluding shares owned by directors who are also officers of the corporation or shares held by employee stock plans that do not provide employees with the right to determine confidentially whether shares held subject to the plan will be tendered in a tender offer or exchange offer), or (iii) on or after such date on which such person became an interested stockholder the business combination is approved by the board of directors and authorized at an annual or special meeting, and not by written consent, by the affirmative vote of at least 66.6% of the outstanding voting stock excluding shares owned by the interested stockholders. The restrictions of Section 203 do not apply, among other reasons, if a corporation, by action of its stockholders, adopts an amendment to its certificate of incorporation or bylaws expressly electing not to be governed by Section 203, provided that, in addition to any other vote required by law, such amendment to the certificate of incorporation or bylaws must be approved by the affirmative vote of a majority of the shares entitled to vote. Moreover, an amendment so adopted is not effective until twelve months after its adoption and does not apply to any business combination between the corporation and any person who became an interested stockholder of such corporation on or prior to such adoption. The Certificate of

Incorporation and Bylaws do not currently contain any provisions electing not to be governed by Section 203 of the DGCL.

     Section 203 of the DGCL may discourage persons from making a tender offer for or acquisitions of substantial amounts of the Common Stock. This could have the effect of inhibiting changes in management and may also prevent temporary fluctuations in the Common Stock that often result from takeover attempts.

TRANSFER AGENT AND REGISTRAR

     The Transfer Agent and Registrar for the Common Stock is ChaseMellon Shareholder Services.

                        SHARES ELIGIBLE FOR FUTURE SALE

     Prior to the Offering, there has been no public market for the Common Stock. No prediction can be made as to the effect, if any, that market sales of shares or the availability of shares for sale will have on the market price prevailing from time to time. Sales of substantial amounts of Common Stock of the Company in the public market could adversely affect prevailing market prices.

     After the Offering, the Company will have outstanding           shares of
Common Stock. Of the outstanding shares, the           shares to be sold in the
Offering will be freely tradeable without restriction or further registration under the Securities Act unless purchased by "affiliates" of the Company as that term is defined in Rule 144 under the Securities Act.

     The remaining           shares of Common Stock outstanding upon completion
of the Offering are "restricted securities" as that term is defined in Rule 144, all of which will be eligible for sale under Rule 144 upon completion of the Offering, subject to the lock-up described below. As described below, Rule 144 permits resales of restricted securities subject to certain restrictions.

     In general, under Rule 144 as currently in effect, a person (or persons whose shares are aggregated) who beneficially owned shares for at least one year, including any person who may be deemed an "affiliate" of the Company (as the term "affiliate" is defined under the Securities Act), would be entitled to sell within any three month period a number of such shares that does not exceed the greater of 1.0% of the shares of the Company's Common Stock then outstanding
(          shares immediately after the Offering) or the average weekly trading volume in the Company's Common Stock during the four calendar weeks preceding the date on which notice of the sale is filed with the Commission. A person who is not deemed to have been an "affiliate" of the Company any time during the three months immediately preceding a sale and who has beneficially owned shares for at least two years would be entitled to sell such shares under Rule 144 without regard to the volume limitation described above.

     All executive officers, directors, stockholders and optionholders of the Company have agreed that they will not, without the prior written consent of BT Alex. Brown Incorporated on behalf of the Underwriters (which consent may be withheld in its sole discretion) and subject to certain limited exceptions, offer, pledge, sell, contract to sell, sell any option or contract to purchase, sell short, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock or any securities convertible into or exercisable or exchangeable for Common Stock, or enter into any swap or similar agreement that transfers, in whole or in part, any of the economic consequences of ownership of the Common Stock, for a period commencing on the date of this Prospectus and continuing to a date 180 days after such date; provided, however, that such restrictions do not apply to shares of Common Stock sold or purchased in the Offering or to shares of Common Stock purchased in the open market following the Offering. BT Alex. Brown Incorporated, on behalf of the Underwriters, may, in its sole discretion and at any time without notice, release all or any portion of the securities subject to these lock up agreements. In addition, the Company has agreed that, for a period of 180 days after the date of this Prospectus, it will not, without the consent of BT Alex. Brown Incorporated, make any offering, sale, short sale or other disposition of any shares of Common Stock of the Company or other securities convertible into or exchangeable or exercisable for shares of Common Stock or derivative of Common Stock (or agreement for such) except for the grant of options to purchase shares of Common Stock pursuant to the Stock Option Plan and shares of Common Stock issued pursuant to the exercise of options granted under such plan and the grant of purchase rights and issuance of shares under the 1998 Purchase Plan, provided that such options and grants shall not vest, or the Company shall obtain the written consent of the holder thereof not to transfer such shares, until the end of such 180-day period. See "Management -- Stock Options" and "Underwriting."

     In general, under Rule 701 under the Securities Act, any employee, director, consultant or advisor of the Company who purchases shares from the Company in connection with a compensatory stock or option plan or other written compensatory agreement is entitled to resell such shares without having to comply with the public information, holding period, volume limitation or notice provisions of Rule 144, and affiliates are eligible to resell such shares 90 days after the effective date of the Offering in reliance on Rule 144, subject to the provisions of the 180-day lock-up arrangements.

     The Stock Option Plan authorizes the grant of options to purchase, and
awards of, an aggregate of up to           shares of the Company's Common Stock.
Options to purchase           shares are outstanding. After the expiration of
the 180-day lock-up period and subject to certain vesting restrictions, all the shares issued pursuant to the exercise of these stock options may be resold
pursuant to Rule 701. In addition, options to purchase                shares are
expected to be granted to certain employees and non-employee directors of the Company on the effective date of the Offering, which options will vest ratably commencing one year from the date of this Prospectus in 20.0% increments for any employees and officers, and in 33.3% increments for non-employee directors. An
aggregate of           shares are reserved for issuance under the 1998 Purchase
Plan. The Company intends to file a Registration Statement on Form S-8 covering the shares that have been reserved for issuance under the Stock Option Plan and the 1998 Purchase Plan, thus permitting the resale of such shares in the public market.

     Certain stockholders beneficially owning an aggregate of           shares
of Common Stock have certain registration rights relating to their shares. If such holders, by exercising their registration rights, cause a large number of shares to be registered and sold in the public market, such sales could have a material adverse effect on the market price for the Company's Common Stock. See "Description of Capital Stock -- Registration Rights."

                                  UNDERWRITING

     Subject to the terms and conditions of the Underwriting Agreement, the Underwriters named below (the "Underwriters"), through their Representatives, BT Alex. Brown Incorporated and Prudential Securities Incorporated have severally agreed to purchase from the Company the following respective numbers of shares of Common Stock at the initial public offering price less the underwriting discounts and commissions set forth on the cover page of this Prospectus:

                        UNDERWRITER                           NUMBER OF SHARES
                        -----------                           ----------------
BT Alex. Brown Incorporated.................................
Prudential Securities Incorporated..........................
          Total.............................................
                                                                  =======

     The Underwriting Agreement provides that the obligations of the Underwriters are subject to certain conditions precedent and that the Underwriters will purchase all shares of the Common Stock offered hereby if any of such shares are purchased.

     The Company and the Selling Stockholder have been advised by the Representatives of the Underwriters that the Underwriters propose to offer the shares of Common Stock to the public at the initial public offering price set forth on the cover page of this Prospectus and to certain dealers at such price
less a concession not in excess of $     per share. The Underwriters may allow,
and such dealers may reallow, a concession not in excess of $     per share to
certain other dealers. After the initial public offering, the offering price and other selling terms may be changed by the Representatives of the Underwriters.

     The Selling Stockholder has granted an option to the Underwriters, exercisable not later than 30 days after the date of this Prospectus, to
purchase up to                additional shares of Common Stock at the public
offering price less the underwriting discounts and commissions set forth on the cover page of this Prospectus. To the extent that the Underwriters exercise such option, each of the Underwriters will have a firm commitment to purchase approximately the same percentage thereof that the number of shares of Common
Stock to be purchased by it shown in the above table bears to                and
the Selling Stockholder will be obligated, pursuant to the option, to sell such shares to the Underwriters. The Underwriters may exercise such option only to cover over-allotments made in connection with the sale of Common Stock offered hereby. If purchased, the Underwriters will offer such additional shares on the
same terms as those on which the                shares are being offered.

     The Company and the Selling Stockholder have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act.

     All executive officers, directors, stockholders and optionholders have agreed that they will not, without the prior written consent of BT Alex. Brown Incorporated, on behalf of the Underwriters, (which consent may be withheld in its sole discretion) and subject to certain limited exceptions, offer, pledge, sell, contract to sell, sell any option or contract to purchase, sell short, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock or any securities convertible into or exercisable or exchangeable for Common Stock, or enter into any swap or similar agreement that transfers, in whole or in part, any of the economic consequences of ownership of the Common Stock, for a period commencing on the date of this Prospectus and continuing to a date 180 days after such date; provided, however, that such restrictions do not apply to shares of Common Stock sold or purchased in the Offering or to shares of Common Stock purchased in the open market following the Offering. BT Alex. Brown Incorporated, on behalf of the Underwriters, may, in its sole discretion and at any time without notice, release all or any portion of the securities subject to these lock up agreements. In addition, the Company has agreed that, for a period of 180 days after the date of this Prospectus, it will not, without the consent of BT Alex. Brown Incorporated, make any offering, sale, short sale or other disposition of any shares of Common Stock of the Company or other securities convertible into or exchangeable or exercisable for shares of Common Stock or derivative of Common Stock (or agreement for such) except for the grant of options to purchase shares of Common Stock pursuant to the Stock Option Plan and shares of Common Stock issued pursuant to the exercise of options granted under such plan and the grant of purchase rights and issuance of shares under the 1998 Purchase Plan, provided that such options and grants shall not vest, or the Company shall obtain the written consent of the holder thereof not to transfer such shares, until the end of such 180-day period. See "Management -- Stock Options" and "Shares Eligible for Future Sale."

     The Representatives of the Underwriters have advised the Company and the Selling Stockholder that the Underwriters do not expect to make sales to accounts over which they exercise discretionary authority in excess of 5.0% of the number of shares of Common Stock offered hereby.

     Prior to the Offering, there has been no public market for the Common Stock of the Company. Consequently, the initial public offering price for the Company will be determined by negotiations among the Company, the Selling Stockholder and the Representatives. Among the factors to be considered in such negotiations are the history of, and prospects for, the Company and the industry in which it competes, an assessment of the Company management, its past and present operations and financial performance, the prospects for further earnings of the Company, the present state of the Company's development, the general condition of the securities markets at the time of the Offering, the market prices of and demand for publicly traded common stocks of comparable companies in recent periods and other factors deemed relevant.

     The Representatives have advised the Company that, pursuant to Regulation M under the Securities Act, certain persons participating in the Offering may engage in transactions, including stabilizing bids, syndicate covering transactions or the imposition of penalty bids, which may have the effect of stabilizing or maintaining the market price of the Common Stock at a level above that which might otherwise prevail in the open market. A "stabilizing bid" is a bid for or the purchase of the Common Stock on behalf of the Underwriters for the purpose of fixing or maintaining the price of the Common Stock. A "syndicate covering transaction" is the bid for or the purchase of the Common Stock on behalf of the Underwriters to reduce a short position incurred by the Underwriters in connection with the Offering. A "penalty bid" is an arrangement permitting the Representatives to reclaim the selling concession otherwise accruing to an Underwriter or syndicate member in connection with the Offering if the Common Stock originally sold by such Underwriter or syndicate member is purchased by the Representative in a syndicate covering transaction and has therefore not been effectively placed by such Underwriter or syndicate member. The Representatives have advised the Company that such transactions may be effected on the New York Stock Exchange or otherwise and, if commenced, may be discontinued at any time.

                                 LEGAL MATTERS

     Certain matters relating to this offering are being passed upon for the Company and the Selling Stockholder by Freshman, Marantz, Orlanski, Cooper & Klein, a law corporation, Beverly Hills, California. Certain legal matters will be passed upon for the Underwriters by Wilson Sonsini Goodrich & Rosati, Professional Corporation, Palo Alto, California.

                                    EXPERTS

     The financial statements and schedule of Skechers U.S.A., Inc. as of December 31, 1996 and 1997, and for each of the years in the three-year period ended December 31, 1997, have been included herein and in the registration statement in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

                             ADDITIONAL INFORMATION

     The Company has filed a Registration Statement under the Securities Act with the Commission with respect to the Common Stock offered hereby. This Prospectus, which constitutes part of the Registration Statement, omits certain of the information contained in the Registration Statement and the exhibits thereto on file with the Commission pursuant to the Securities Act and the rules and regulations of the Commission. Statements contained in this Prospectus such as the contents of any contract or other document referred to are not necessarily complete and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference. A copy of the Registration Statement, including the exhibits thereto, may be inspected without charge at the Commission's principal office at 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549, and copies of all or any part thereof may be obtained from the Commission upon the payment of certain fees prescribed by the Commission. The Commission also maintains a World Wide Web site that contains reports, proxy and information statements and other information regarding registrants, such as the Company, that file electronically with the Commission. The address of the site is http://www.sec.gov.

                             SKECHERS U.S.A., INC.

                         INDEX TO FINANCIAL STATEMENTS

                                                              PAGE
                                                              ----
Independent Auditors' Report................................
                                                              F-2
Audited Financial Statements:
  Balance Sheets -- December 31, 1996 and 1997..............
                                                              F-3
  Statements of Operations -- Each of the years in the
     three-year period ended
     December 31, 1997......................................
                                                              F-4
  Statements of Stockholders' Equity -- Each of the years in the three-year period ended December 31, 1997..........
                                                              F-5
  Statements of Cash Flows -- Each of the years in the
     three-year period ended
     December 31, 1997......................................
                                                              F-6
  Notes to Financial Statements.............................
                                                              F-7
Unaudited Interim Condensed Financial Statements:
  Balance Sheet -- March 31, 1998...........................
                                                              F-13
  Statements of Operations -- Three-month periods ended
     March 31, 1997 and 1998................................
                                                              F-14
  Statement of Stockholders' Equity -- Three-month period
     ended
     March 31, 1998.........................................
                                                              F-15
  Statements of Cash Flows -- Three-month periods ended
     March 31, 1997 and 1998................................
                                                              F-16
  Notes to Financial Statements.............................
                                                              F-17

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors and Stockholders
Skechers U.S.A., Inc.:

     We have audited the accompanying balance sheets of Skechers U.S.A., Inc. as of December 31, 1996 and 1997 and the related statements of operations, stockholders' equity and cash flows for each of the years in the three-year period ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Skechers U.S.A., Inc. as of December 31, 1996 and 1997 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 1997 in conformity with generally accepted accounting principles.

                                          KPMG Peat Marwick LLP

Los Angeles, California
March 19, 1998, except
  for the second paragraph of
  note 5 and note 13, which are
  as of July 1, 1998.

                             SKECHERS U.S.A., INC.

                                 BALANCE SHEETS

                           DECEMBER 31, 1996 AND 1997
                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                     ASSETS

                                                               1996       1997
                                                              -------    -------
Current assets:
  Cash......................................................  $   178    $ 1,462
  Trade accounts receivable, less allowances for bad debts
     and returns of $1,120 in 1996 and $1,990 in 1997.......   19,682     31,231
  Due from officers.........................................      422        355
  Other receivables.........................................    1,010      1,293
                                                              -------    -------
          Total receivables.................................   21,114     32,879
                                                              -------    -------
  Inventories...............................................   15,811     45,832
  Prepaid expenses and other current assets.................      449        739
                                                              -------    -------
          Total current assets..............................   37,552     80,912
Property and equipment, at cost, less accumulated
  depreciation and amortization.............................    2,321      7,423
Intangible assets, at cost, less applicable amortization....    2,081      1,137
Other assets, at cost.......................................      197      1,409
                                                              -------    -------
                                                              $42,151    $90,881
                                                              =======    =======

                      LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Short-term borrowings.....................................  $    --    $22,837
  Current installments of long-term borrowings..............   12,411        300
  Accounts payable..........................................    8,390     36,013
  Accrued expenses..........................................    4,764      4,681
                                                              -------    -------
          Total current liabilities.........................   25,565     63,831
                                                              -------    -------
Long-term borrowings, excluding current installments........       --      2,675
Long-term note payable to stockholder.......................   13,250     13,250
Commitments, contingencies and subsequent events
Stockholders' equity:
  Common stock, no par value; authorized 10,000 shares;
     issued and outstanding 2,000 shares....................        2          2
  Retained earnings.........................................    3,334     11,123
                                                              -------    -------
          Total stockholders' equity........................    3,336     11,125
                                                              -------    -------
                                                              $42,151    $90,881
                                                              =======    =======

                See accompanying notes to financial statements.

                             SKECHERS U.S.A., INC.

                            STATEMENTS OF OPERATIONS

                   THREE-YEAR PERIOD ENDED DECEMBER 31, 1997
                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                                                1995        1996         1997
                                                              --------    --------    -----------
Net sales...................................................  $110,649    $115,410    $   183,827
Cost of sales...............................................    78,692      81,199        115,104
                                                              --------    --------    -----------
         Gross profit.......................................    31,957      34,211         68,723
Royalty income, net.........................................     1,843       1,592            894
                                                              --------    --------    -----------
                                                                33,800      35,803         69,617
                                                              --------    --------    -----------
Operating expenses:
  Selling...................................................    12,150      11,739         21,584
  General and administrative................................    19,850      18,939         32,397
                                                              --------    --------    -----------
                                                                32,000      30,678         53,981
                                                              --------    --------    -----------
         Earnings from operations...........................     1,800       5,125         15,636
                                                              --------    --------    -----------
Other income (expense):
  Interest..................................................    (3,676)     (3,231)        (4,186)
  Other, net................................................       214          61            (37)
                                                              --------    --------    -----------
                                                                (3,462)     (3,170)        (4,223)
                                                              --------    --------    -----------
         Earnings (loss) before income taxes and
           extraordinary credit.............................    (1,662)      1,955         11,413
State income taxes -- all current...........................         3          45            390
                                                              --------    --------    -----------
         Earnings (loss) before extraordinary credit........    (1,665)      1,910         11,023
Extraordinary credit -- net of state income taxes of $7.....       443          --             --
                                                              --------    --------    -----------
         Net earnings (loss)................................  $ (1,222)   $  1,910    $    11,023
                                                              ========    ========    ===========
Pro forma statement of operations data (unaudited):
  Earnings (loss) before income taxes (benefit) and
    extraordinary credit....................................  $ (1,662)   $  1,955    $    11,413
  Income taxes (benefit)....................................      (665)        782          4,565
                                                              --------    --------    -----------
         Earnings (loss) before extraordinary credit........      (997)      1,173          6,848
  Extraordinary credit, net of income taxes of $180.........       270          --             --
                                                              --------    --------    -----------
         Net earnings (loss)................................  $   (727)   $  1,173    $     6,848
                                                              ========    ========    ===========
  Net earnings per share:
    Basic...................................................
    Diluted.................................................
                                                                                      ===========
  Weighted average shares:
    Basic...................................................
    Diluted.................................................
                                                                                      ===========

                See accompanying notes to financial statements.

                             SKECHERS U.S.A., INC.

                       STATEMENTS OF STOCKHOLDERS' EQUITY

                   THREE-YEAR PERIOD ENDED DECEMBER 31, 1997
                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                                       COMMON STOCK                     TOTAL
                                                      ---------------    RETAINED   STOCKHOLDERS'
                                                      SHARES   AMOUNT    EARNINGS      EQUITY
                                                      ------   ------    --------   -------------
Balance at December 31, 1994........................  2,000      $2      $ 2,328       $ 2,330
  Net loss..........................................     --      --       (1,222)       (1,222)
  Distributions.....................................     --      --         (170)         (170)
                                                      -----      --      -------       -------
Balance at December 31, 1995........................  2,000       2          936           938
  Net earnings......................................     --      --        1,910         1,910
  Recovery of distributions from stockholders.......     --      --          600           600
  Distributions.....................................     --      --         (112)         (112)
                                                      -----      --      -------       -------
Balance at December 31, 1996........................  2,000       2        3,334         3,336
  Net earnings......................................     --      --       11,023        11,023
  Distributions.....................................     --      --       (3,234)       (3,234)
                                                      -----      --      -------       -------
Balance at December 31, 1997........................  2,000      $2      $11,123       $11,125
                                                      =====      ==      =======       =======

                See accompanying notes to financial statements.

                             SKECHERS U.S.A., INC.

                            STATEMENTS OF CASH FLOWS

                   THREE-YEAR PERIOD ENDED DECEMBER 31, 1997
                                 (IN THOUSANDS)

                                                              1995       1996        1997
                                                             -------    -------    --------
Cash flows from operating activities:
  Net earnings (loss)......................................  $(1,222)   $ 1,910    $ 11,023
  Adjustments to reconcile net earnings (loss) to net cash
     provided by (used in) operating activities:
     Depreciation and amortization of property and
       equipment...........................................      558        743       1,137
     Amortization of intangible assets.....................      222        289       1,456
     Provision (recovery) for bad debts and returns........      708        (52)        870
     (Increase) decrease in:
       Receivables.........................................     (424)    (2,707)    (12,635)
       Inventories.........................................   (2,902)     7,749     (30,021)
       Prepaid expenses and other current assets...........     (304)       418        (290)
       Other assets........................................     (150)        71      (1,212)
     Increase (decrease) in:
       Accounts payable....................................    1,566     (4,344)     27,623
       Accrued expenses....................................      577      2,524         (83)
                                                             -------    -------    --------
          Net cash provided by (used in) operating
            activities.....................................   (1,371)     6,601      (2,132)
                                                             -------    -------    --------
Cash flows from investing activities:
  Capital expenditures.....................................   (1,470)      (630)     (6,239)
  Intangible assets........................................     (349)      (199)       (512)
                                                             -------    -------    --------
          Net cash used in investing activities............   (1,819)      (829)     (6,751)
                                                             -------    -------    --------
Cash flows from financing activities:
  Net proceeds (payments) related to credit line...........    1,567     (7,337)     10,426
  Proceeds from long-term debt.............................       --         --       3,000
  Distributions to stockholders............................     (170)      (112)     (3,234)
  Net proceeds from note payable to stockholder............    2,000      1,250          --
  Recovery of distributions from stockholders..............       --        600          --
  Other....................................................     (193)       (41)        (25)
                                                             -------    -------    --------
          Net cash provided by (used in) financing
            activities.....................................    3,204     (5,640)     10,167
                                                             -------    -------    --------
            Net increase in cash...........................       14        132       1,284
Cash at beginning of year..................................       32         46         178
                                                             -------    -------    --------
Cash at end of year........................................  $    46    $   178    $  1,462
                                                             =======    =======    ========
Supplemental disclosures of cash flow information:
  Cash paid during the year for:
     Interest..............................................  $ 3,686    $ 3,188    $  4,186
     Income taxes..........................................       10         30         226
                                                             =======    =======    ========

                See accompanying notes to financial statements.

                             SKECHERS U.S.A., INC.

                         NOTES TO FINANCIAL STATEMENTS

                   THREE-YEAR PERIOD ENDED DECEMBER 31, 1997

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  The Company

     Skechers U.S.A., Inc. (the "Company") designs, develops, markets and distributes footwear. The Company also operates retail stores.

  Revenue Recognition

     Revenue is recognized upon shipment of product or at point of sale for retail operations. Allowances for estimated returns and discounts are provided when the related revenue is recorded.

     Revenues from royalty agreements are recognized as earned.

  Inventories

     Inventories, principally finished goods, are stated at the lower of cost (based on the first-in, first-out method) or market.

  Income Taxes

     The Company has elected to be treated for Federal and state income tax purposes as an S Corporation under Subchapter S of the Internal Revenue Code and comparable state laws. As a result, the earnings of the Company have been included in the taxable income of the Company's stockholders for Federal and state income tax purposes, and the Company has generally not been subject to income tax on such earnings, other than California and other state franchise taxes.

     The Company accounts for income taxes under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Due to the S Corporation election, deferred income taxes have been immaterial.

  Depreciation and Amortization

     Depreciation and amortization of property and equipment is computed using the straight-line method utilizing the following estimated useful lives:

Furniture, fixtures and equipment  5 years
Leasehold improvements             Useful life or remaining lease
                                   term, whichever is shorter

     Intangible assets consist of trademarks and are amortized on a straight-line basis over ten years. The accumulated amortization as of December 31, 1996 and 1997 is $646,000 and $940,000, respectively.

  Long-Lived Assets

     The Company accounts for long-lived assets, including intangibles, at amortized cost. As part of an ongoing review of the valuation and amortization of long-lived assets, management assesses the carrying value of assets if facts and circumstances suggest that such assets may be impaired. If this review indicates that the assets will not be recoverable, as determined by a nondiscounted cash flow

                             SKECHERS U.S.A., INC.

                   THREE-YEAR PERIOD ENDED DECEMBER 31, 1997

analysis over the remaining amortization period, the carrying value of the assets would be reduced to its estimated fair market value, based on discounted cash flows.

  Advertising Costs

     Advertising costs are expensed as incurred. Advertising expense for the years ended December 31, 1995, 1996 and 1997 approximated $4.4 million, $5.2 million and $11.7 million, respectively.

  Start-Up Costs

     Start-up costs are charged to operations as incurred.

  Earnings per Share

     In February 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 128 ("SFAS No. 128"), "Earnings Per Share." SFAS No. 128 replaced the calculation of primary and diluted earnings per share with basic and diluted earnings per share. Unlike primary earnings per share, basic earnings per share excludes any dilutive effects of options, warrants and convertible securities. Diluted earnings per share is very similar to the previously reported fully diluted earnings per share. The weighted average diluted shares outstanding gives effect to the sale by the Company of
those shares of Common Stock (            shares) necessary to fund the payment
of the excess of (i) the sum of stockholder distributions during the previous 12-month period and distributions paid or declared thereafter until the consummation of the Offering in excess of (ii) the S Corporation earnings in the previous 12-month period based on the assumed initial public offering price of
$     per share (the mid-point of the range), net of underwriting discounts and estimated Offering expenses.

  Stock Compensation

     The Company has adopted Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS No. 123"), and has elected to measure compensation cost under Accounting Principles Board Opinion No. 25 and comply with the pro forma disclosure requirements.

  Use of Estimates

     Management has made a number of estimates and assumptions relating to the reporting of assets, liabilities, revenues and expenses, and the disclosure of contingent assets and liabilities to prepare these financial statements in conformity with generally accepted accounting principles. Actual results could differ from those estimates.

  Product Design and Development Costs

     The Company charges all product design and development costs to expense when incurred. Product design and development costs aggregated approximately $848,000, $1.9 million and $3.7 million during the years ended December 31, 1995, 1996 and 1997, respectively.

                             SKECHERS U.S.A., INC.

                   THREE-YEAR PERIOD ENDED DECEMBER 31, 1997

(2) PROPERTY AND EQUIPMENT

     Property and equipment is summarized as follows (in thousands):

                                                     1996          1997
                                                  ----------    -----------
Furniture, fixtures and equipment...............  $    2,869    $     7,355
Leasehold improvements..........................       1,024          2,777
                                                  ----------    -----------
          Total property and equipment..........       3,893         10,132
Less accumulated depreciation and
  amortization..................................       1,572          2,709
                                                  ----------    -----------
          Property and equipment, net...........  $    2,321    $     7,423
                                                  ==========    ===========

(3) BANK BORROWINGS

     The Company has available a secured line of credit with a financial institution permitting borrowings up to $70.0 million based upon eligible accounts receivable and inventories. The borrowings bear interest at the rate of prime (8.5% at December 31, 1997) plus 0.75% and the line of credit expires on December 31, 2002. The agreement provides for the issuance of letters of credit up to a maximum of $18.0 million, which decreases the amount available for borrowings under the agreement. The outstanding letters of credit at December 31, 1997 are $5.9 million. The Company paid a 1.0% per annum fee on the maximum letter of credit amount plus 0.50% of the difference between the revolving loan commitment less the maximum letter of credit amount. At December 31, 1997, the Company had available credit aggregating approximately $27.4 million. The agreement contains certain restrictive covenants, including tangible net worth and net working capital, as defined, with which the Company was in compliance at December 31, 1997.

     At December 31, 1997, the Company had $3.0 million outstanding under a secured note payable with a financial institution, bearing interest at the rate of prime plus 1.0% payable in monthly installments of $25,000 and due November 30, 2002.

(4) NOTE PAYABLE TO STOCKHOLDER

     At December 31, 1996 and 1997, the Company had $13.3 million outstanding under an unsecured note payable to a stockholder, bearing interest at 8.0% and due upon demand after January 1, 1996. The note holder has agreed not to call this note prior to January 1, 1999. Accordingly, the note has been shown as a long-term liability in the accompanying financial statements. The Company recorded interest expense of approximately $944,000, $1.2 million and $1.1 million related to this note during the years ended December 31, 1995, 1996 and 1997, respectively.

(5) STOCKHOLDERS' EQUITY

     In January 1998, the Board of Directors of the Company adopted the 1998 Stock Option, Deferred Stock and Restricted Stock Plan ("Stock Option Plan"), which provides for the grant of qualified incentive stock options ("ISO"), stock options not qualified and deferred stock and restricted stock. The exercise price for any option granted may not be less than fair value (110% of fair value for ISOs granted to certain employees). Under the Stock Option Plan, 375 shares are reserved for issuance. In January 1998, 100 options were granted at an exercise price of $38,680 per share. The options vest at the end of seven years from the date of grant. If an initial public offering of the Company's securities is consummated, 25.0% of the outstanding options will

                             SKECHERS U.S.A., INC.

                   THREE-YEAR PERIOD ENDED DECEMBER 31, 1997

immediately vest and the balance will vest over the next three years. The options expire ten years from the date of grant.

     Effective July 1, 1998, the Company adopted the 1998 Employee Stock Purchase Plan ("1998 Stock Purchase Plan"). The 1998 Stock Purchase Plan is intended to qualify as an Employee Stock Purchase Plan under Section 423 of the Internal Revenue Service Code. Under terms of the 1998 Stock Purchase Plan, 200 shares of common stock are reserved for issuance. No shares were issued under the 1998 Stock Purchase Plan.

(6) INCOME TAXES

     The pro forma unaudited income tax adjustments presented represent taxes which would have been reported had the Company been subject to Federal and state income taxes as a C Corporation, assuming a 40.0% rate. The historical and pro forma provisions for income tax expense were as follows (in thousands):

                                                   1995     1996     1997
                                                   -----    ----    ------
Historical income taxes..........................  $  10    $ 45    $  390
                                                   -----    ----    ------
Pro forma adjustments (unaudited):
  Federal........................................   (376)    610     3,573
  State..........................................   (119)    127       602
                                                   -----    ----    ------
          Total pro forma adjustments............   (495)    737     4,175
                                                   -----    ----    ------
          Total provision for pro forma income
            taxes (benefit)......................  $(485)   $782    $4,565
                                                   =====    ====    ======

     Pro forma income taxes (benefit) differs from the statutory tax rate of 34.0% as applied to earnings (loss) before income taxes (benefit) as follows:

                                                   1995     1996     1997
                                                   -----    ----    ------
Expected income tax expense (benefit)............  $(412)   $665    $3,880
State income taxes, net of Federal benefit.......    (73)    117       685
                                                   -----    ----    ------
                                                   $(485)   $782    $4,565
                                                   =====    ====    ======

(7) BUSINESS AND CREDIT CONCENTRATIONS

     The Company sells footwear products principally throughout the United States and foreign countries. The footwear industry is impacted by the general economy. Changes in the marketplace may significantly affect management's estimates and the Company's performance. Management performs regular evaluations concerning the ability of its customers to satisfy their obligations and provides for estimated doubtful accounts. Domestic accounts receivable amounted to $15.3 million and $29.9 million before allowance for bad debts at December 31, 1996 and 1997, respectively, which generally do not require collateral from customers. Foreign accounts receivable amounted to $5.5 million and $3.3 million before allowance for bad debts at December 31, 1996 and 1997, respectively, which generally are collateralized by letters of credit. International net sales amounted to $22.2 million, $31.6 million and $27.7 million for the years ended December 31, 1995, 1996 and 1997, respectively. The Company's credit losses for the years ended December 31, 1995, 1996 and 1997 were $302,000, $694,000 and
$908,000, respectively, and did not significantly differ from management's expectations.

                             SKECHERS U.S.A., INC.

                   THREE-YEAR PERIOD ENDED DECEMBER 31, 1997

     For the years ended December 31, 1995, 1996 and 1997, the Company had no customers exceeding 10.0% of net sales. At December 31, 1996, the Company had no customers which exceeded 10.0% of trade receivables. At December 31, 1997, the Company had one customer which represented 14.7% of trade receivables.

     The Company's operations are subject to the customary risks of doing business abroad, including, but not limited to, currency fluctuations, custom duties and related fees, various import controls and other monetary barriers, restrictions on the transfer of funds, labor unrest and strikes and, in certain parts of the world, political instability.

(8) BENEFIT PLAN

     The Company has adopted a profit sharing plan covering all employees who are 21 years of age and have completed one year of service. Employees may contribute up to 15.0% of annual compensation. Company contributions to the plan are discretionary and vest over a five-year period. The Company's contributions to the plan amounted to $53,000 and $93,000 for the years ended December 31, 1996 and 1997, respectively. In 1995, the Company elected not to contribute to the plan.

(9) COMMITMENTS AND CONTINGENCIES

  Leases

     The Company leases facilities under operating lease agreements expiring through March 2009. The leases are on an all-net basis, whereby the Company pays taxes, maintenance and insurance. The Company also leases certain equipment and automobiles under operating lease agreements expiring at various dates through 1998. Rent expense for the years ended December 31, 1995, 1996 and 1997 approximated $1.6 million, $2.5 million and $3.0 million, respectively.

     The Company has entered into a lease for an additional 286,000 square foot distribution facility. The lease commitment related to the new distribution facility has been included in the table below.

     Future minimum lease payments under noncancelable operating leases are as follows (in thousands):

Year ending December 31:
  1998....................................................  $ 6,311
  1999....................................................    8,013
  2000....................................................    7,563
  2001....................................................    6,853
  2002....................................................    6,471
  Thereafter..............................................   15,654
                                                            -------
                                                            $50,865
                                                            =======

  Litigation

     The Company is involved in legal claims arising from the ordinary course of business. Management does not believe that the disposition of these matters will have a material effect on the Company's financial position or results of operations.

                             SKECHERS U.S.A., INC.

                   THREE-YEAR PERIOD ENDED DECEMBER 31, 1997

  Purchase Commitments

     At December 31, 1997, the Company had purchase commitments of approximately $41.7 million.

(10) OFFERING COSTS

     In 1996, the Board of Directors authorized the filing of a registration statement for an initial public offering of the Kani division. Management terminated this offering and charged to operations related offering costs of $530,000.

(11) FAIR VALUE OF FINANCIAL INSTRUMENTS

     Cash, trade accounts receivable, other receivables, other current assets, accounts payable and accrued liabilities, short-term borrowings and other liabilities: The carrying amounts approximate fair value because of the short maturity of those instruments.

     Long-term borrowings and long-term note payable to stockholder. The carrying value amount approximates fair value because the interest rate charged is consistent with similar facilities with similar underlying security.

(12) EXTRAORDINARY CREDIT

     In June 1995, Skechers accelerated payment on a promissory note for the purchase of rights to Kani trademarks, in exchange for relief of $450,000 of a promissory note liability. The Company has recorded this relief of debt as an extraordinary credit, net of $7,000 of related income taxes.

(13) SUBSEQUENT EVENTS

     Effective July 1, 1998, the Board of Directors authorized the filing of a registration statement for an initial public offering of the Company's common stock. In connection with the public offering, the Board of Directors intends to approve an amendment to the Company's Certificate of Incorporation increasing the number of shares of common stock authorized to 100,000,000, $.001 par value. In addition, the Board of Directors intends to authorize a common stock split. Upon authorization, the amendment and stock split will be reflected retroactively in the Company's financial statements.

     In addition, the Company will be reincorporated in Delaware, which will be effected prior to the consummation of the offering whereby the existing California corporation will be merged into a newly formed Delaware corporation and pursuant to which each outstanding share of common stock of the existing California corporation will be exchanged for shares of $.001 par value common stock of the new Delaware corporation. The Delaware corporation has also authorized 10,000,000 shares of preferred stock, $.001 par value.

                             SKECHERS U.S.A., INC.

                                 BALANCE SHEET

                                 MARCH 31, 1998
                                  (UNAUDITED)
                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                     ASSETS

                                                              ACTUAL     PRO FORMA
                                                              -------    ---------
Current assets:
  Cash......................................................  $   387     $   387
  Trade accounts receivable, less allowances for bad debts
     and returns of $1,982..................................   35,232      35,232
  Due from officers.........................................      313         313
  Other receivables.........................................    1,442       1,442
                                                              -------     -------
          Total receivables.................................   36,987      36,987
                                                              -------     -------
  Inventories...............................................   47,849      47,849
  Prepaid expenses and other current assets.................      735         735
                                                              -------     -------
          Total current assets..............................   85,958      85,958
Property and equipment, at cost, less accumulated
  depreciation and amortization.............................    8,009       8,009
Intangible assets, at cost, less applicable amortization....    1,112       1,112
Deferred tax assets.........................................       --       1,291
Other assets, at cost.......................................    1,357       1,357
                                                              -------     -------
                                                              $96,436     $97,727
                                                              =======     =======

                       LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Short-term borrowings.....................................  $47,596     $47,596
  Current installments of long-term borrowings..............      300         300
  Accounts payable..........................................   16,058      16,058
  Accrued expenses..........................................    4,122       4,122
  Distributions payable.....................................      636      13,636
                                                              -------     -------
          Total current liabilities.........................   68,712      81,712
                                                              -------     -------
Long-term borrowings, excluding current installments........    2,600       2,600
Note payable to stockholder.................................   13,250      13,250
Commitments, contingencies and subsequent events............
Stockholders' equity:
  Common stock, no par value; authorized 10,000 shares;
     issued and outstanding 2,000 shares....................        2           2
  Retained earnings.........................................   11,872         163
                                                              -------     -------
          Total stockholders' equity........................   11,874         165
                                                              -------     -------
                                                              $96,436     $97,727
                                                              =======     =======

           See accompanying notes to condensed financial statements.

                             SKECHERS U.S.A., INC.

                            STATEMENTS OF OPERATIONS

               THREE-MONTH PERIODS ENDED MARCH 31, 1997 AND 1998
                                  (UNAUDITED)
                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                                               1997         1998
                                                              -------    -----------
Net sales...................................................  $27,591    $    59,873
Cost of sales...............................................   18,384         37,390
                                                              -------    -----------
          Gross profit......................................    9,207         22,483
Royalty income, net.........................................      612            132
                                                              -------    -----------
                                                                9,819         22,615
                                                              -------    -----------
Operating expenses:
  Selling...................................................    3,715          7,017
  General and administrative................................    6,403         13,093
                                                              -------    -----------
                                                               10,118         20,110
                                                              -------    -----------
          Earnings (loss) from operations...................     (299)         2,505
                                                              -------    -----------
Other income (expense):
  Interest..................................................     (700)        (1,484)
  Other, net................................................       68             64
                                                              -------    -----------
                                                                 (632)        (1,420)
                                                              -------    -----------
          Earnings (loss) before income taxes (benefit).....     (931)         1,085
Income taxes (benefit)......................................      (32)            33
                                                              -------    -----------
          Net earnings (loss)...............................  $  (899)   $     1,052
                                                              =======    ===========
Pro forma statement of operations data:
  Earnings (loss) before income taxes (benefit).............  $  (931)   $     1,085
  Income taxes (benefit)....................................     (372)           434
                                                              -------    -----------
          Net earnings (loss)...............................  $  (559)   $       651
                                                              =======    ===========
  Net earnings per share:
     Basic..................................................
     Diluted................................................
                                                                         ===========
  Weighted average shares:
     Basic..................................................
     Diluted................................................
                                                                         ===========

           See accompanying notes to condensed financial statements.

                             SKECHERS U.S.A., INC.

                       STATEMENT OF STOCKHOLDERS' EQUITY

                    THREE-MONTH PERIOD ENDED MARCH 31, 1998
                                  (UNAUDITED)
                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                                    COMMON STOCK                      TOTAL
                                                  ----------------    RETAINED    STOCKHOLDERS'
                                                  SHARES    AMOUNT    EARNINGS       EQUITY
                                                  ------    ------    --------    -------------
Balance at December 31, 1997....................  2,000       $2      $11,123        $11,125
  Net earnings..................................     --       --        1,052          1,052
  Recovery of distributions from
     stockholders...............................     --       --          305            305
  Distributions.................................     --       --         (608)          (608)
                                                  -----       --      -------        -------
Balance at March 31, 1998.......................  2,000       $2      $11,872        $11,874
                                                  =====       ==      =======        =======

           See accompanying notes to condensed financial statements.

                             SKECHERS U.S.A., INC.

                            STATEMENTS OF CASH FLOWS

               THREE-MONTH PERIODS ENDED MARCH 31, 1997 AND 1998
                                  (UNAUDITED)
                                 (IN THOUSANDS)

                                                               1997        1998
                                                              -------    --------
Cash flows from operating activities:
  Net earnings (loss).......................................  $  (899)   $  1,052
  Adjustments to reconcile net earnings (loss) to net cash
     provided by (used in) operating activities:
     Depreciation and amortization of property and
      equipment.............................................      196         583
     Amortization of intangible assets......................       69          25
     Provision for bad debts and returns....................    1,332       1,982
     (Increase) decrease in assets:
       Receivables..........................................    1,171      (6,090)
       Inventories..........................................   (1,046)     (2,017)
       Prepaid expenses and other current assets............      (10)          4
       Other assets.........................................      (65)         53
     Increase (decrease) in liabilities:
       Accounts payable.....................................      442     (19,955)
       Accrued expenses.....................................   (1,179)       (531)
                                                              -------    --------
          Net cash provided by (used in) operating
            activities......................................       11     (24,894)
                                                              -------    --------
Cash flows used in investing activities:
  Capital expenditures......................................     (256)     (1,170)
  Intangible assets.........................................      (71)         --
                                                              -------    --------
          Net cash used in investing activities.............     (327)     (1,170)
                                                              -------    --------
Cash flows from financing activities:
  Net proceeds related to credit line.......................      519      24,759
  Payments related to long-term debt........................       --         (75)
  Distributions to stockholders.............................     (356)         --
  Recovery of distributions from stockholders...............       --         305
                                                              -------    --------
          Net cash provided by financing activities.........      163      24,989
                                                              -------    --------
            Net decrease in cash............................     (153)     (1,075)
Cash at beginning of period.................................      178       1,462
                                                              -------    --------
Cash at end of period.......................................  $    25    $    387
                                                              =======    ========
Supplemental disclosures of cash flow information:
  Cash paid during the period for:
     Interest...............................................  $   505    $    840
     Income taxes...........................................       20         260
                                                              =======    ========

As of March 31, 1998, the Company declared distributions to stockholders amounting to $608.

           See accompanying notes to condensed financial statements.

                             SKECHERS U.S.A., INC.

                         NOTES TO FINANCIAL STATEMENTS

                                 MARCH 31, 1998
                                  (UNAUDITED)

(1) GENERAL

     The unaudited operating results have been prepared on the same basis as the audited financial statements and, in the opinion of management, include all adjustments (consisting only of normal recurring accruals) necessary for a fair presentation for the periods. The results of operations for interim periods are not necessarily indicative of results to be achieved for full fiscal years.

(2) PRO FORMA INFORMATION

     Pro forma balance sheet information as of March 31, 1998 has been presented to reflect the S Corporation distribution ("S Corporation Distribution") to be made to an amount equal to the previously earned and undistributed taxable S Corporation earnings aggregating approximately $13.0 million through March 31, 1998 as if such distribution had been made at March 31, 1998 and the Company's S Corporation status had been terminated at such date and deferred tax assets of $1.3 million which would have been recorded had the Company been subject to Federal and state income taxes as a C Corporation.

     No adjustment has been made to give effect to the Company's earned and undistributed taxable S Corporation earnings for the period from April 1, 1998 through the S Corporation termination date, which would be distributed as part of the S Corporation Distribution.

     The pro forma unaudited income tax adjustments presented represent taxes which would have been reported had the Company been subject to Federal and state income taxes as a C Corporation, assuming a 40.0% rate. The historical and pro forma provisions for income tax expense (benefit) were as follows (in thousands):

                                                                MARCH 31
                                                              -------------
                                                              1997     1998
                                                              -----    ----
Historical income taxes (benefit)...........................  $ (32)   $ 33
                                                              -----    ----
Pro forma adjustments (unaudited):
  Federal...................................................   (288)    336
  State.....................................................    (52)     65
                                                              -----    ----
          Total pro forma adjustments.......................   (340)    401
                                                              -----    ----
          Total pro forma income taxes (benefit)............  $(372)   $434
                                                              =====    ====

     Pro forma income taxes (benefit) differs from the statutory tax rate of 34.0% as applied to earnings before income taxes (benefit) as follows:

                                                              1997     1998
                                                              -----    ----
Expected income tax expense (benefit).......................  $(317)   $369
State income tax, net of Federal benefit (taxes)............    (55)     65
                                                              -----    ----
          Total provision for pro forma income taxes
            (benefit).......................................  $(372)   $434
                                                              =====    ====

(3) EARNINGS PER SHARE

     In February 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 128 ("SFAS No. 128'). "Earnings Per Share." SFAS No. 128 replaced the calculation of primary and diluted earnings per share with basic and diluted earnings per share.

                             SKECHERS U.S.A., INC.

                                 MARCH 31, 1998
                                  (UNAUDITED)

Unlike primary earnings per share, basic earnings per share excludes any dilutive effects of options, warrants and convertible securities. Diluted earnings per share is very similar to the previously reported fully diluted
earnings per share. Shares outstanding include           shares issuable upon
exercise of stock options outstanding at March 31, 1998 after applying the treasure stock method based on the assumed initial public offering price of
$     (the mid-point of the range). The weighted average diluted shares outstanding also gives effect to the sale by the Company of those shares of
Common Stock (          shares) necessary to fund the payment of the excess of
(i) the sum of stockholder distributions during the previous 15-month period and distributions paid or declared thereafter until the consummation of the Offering in excess of (ii) the S Corporation earnings in the previous 15-month period based on the assumed initial public offering price of $ per share (the mid-point of the range), net of underwriting discounts and estimated Offering expenses.

(4) RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

     Effective January 1, 1998, the Company adopted Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" ("SFAS No. 130"). SFAS No. 130 establishes standards to measure all changes in equity that result from transactions and other economic events other than transactions with owners. Comprehensive income is the total of net earnings and all other nonowner changes in equity. Except for net earnings, the Company does not have any transactions and other economic events that qualify as comprehensive income as defined under SFAS No. 130.

     In 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 131, "Disclosures About Segments of an Enterprise and Related Information" ("SFAS No. 131"). SFAS No. 131 introduces a new model for segment reporting called the "management approach." The management approach is based on the manner in which management organizes segments within a company for making operating decisions and assessing performance. The management approach replaces the notion of industry and geographic segments. SFAS No. 131 is effective for the Company as of January 1, 1998; however, in accordance with SFAS No. 131, this statement has not been applied for interim periods in the initial year of application but will be adopted as of December 31, 1998.

     The Company believes the adoption of SFAS No. 130 and SFAS No. 131 will not significantly affect the Company's financial position, results of operations or financial statement presentation.

(5) NOTE PAYABLE TO STOCKHOLDER

     At March 31, 1998, the Company had $13.3 million outstanding under an unsecured note payable to a stockholder, bearing interest at 8.0% and due upon demand after January 1, 1996. The note holder agreed not to call this note prior to January 1, 1999. The Company refinanced this note in June 1998. The Company recorded interest expense of approximately $275,000 related to this note during each of the three-month periods ended March 31, 1997 and 1998.

(6) BANK BORROWINGS

     The Company has available a secured line of credit with a financial institution permitting borrowings up to $70.0 million based upon eligible accounts receivable and inventories. The borrowings bear interest at the rate of prime (8.5% at March 31, 1998) plus 0.75% and the line of credit expires on December 31, 2002. The agreement provides for the issuance of letters of credit up

                             SKECHERS U.S.A., INC.

                                 MARCH 31, 1998
                                  (UNAUDITED)

to a maximum of $18.0 million, which decreases the amount available for borrowings under the agreement. The outstanding letters of credit at March 31, 1998 are $2.9 million. The Company paid a 1.0% per annum fee on the maximum letter of credit amount plus 0.50% of the difference between the revolving loan commitment less the maximum letter of credit amount. At March 31, 1998, the Company had available credit aggregating approximately $22.4 million. The agreement contains certain restrictive covenants, including tangible net worth and net working capital, as defined, with which the Company was in compliance at March 31, 1998.

     At March 31, 1998, the Company had $2.9 million outstanding under a secured note payable with a financial institution, bearing interest at the rate of prime plus 1.0%, payable in monthly installments of $25,000 and due November 30, 2002.

(7) SUBSEQUENT EVENTS

     Effective July 1, 1998, the Board of Directors authorized the filing of a registration statement for an initial public offering of the Company's common stock. In connection with the public offering, the Board of Directors intends to approve an amendment to the Company's Certificate of Incorporation increasing the number of shares of common stock authorized to 100,000,000, $.001 par value. In addition, the Board of Directors intends to authorize a common stock split. Upon authorization, the amendment and stock split will be reflected retroactively in the Company's financial statements.

     In addition, the Company will be reincorporated in Delaware, which will be effected prior to the consummation of the offering whereby the existing California corporation will be merged into a newly formed Delaware corporation and pursuant to which each outstanding share of common stock of the existing California corporation will be exchanged for shares of $.001 par value common stock of the new Delaware corporation. The Delaware corporation has also authorized 10,000,000 shares of preferred stock, $.001 par value.

     In January 1998, the Board of Directors of the Company adopted the 1998 Stock Option, Deferred Stock and Restricted Stock Plan ("Stock Option Plan"), which provides for the grant of qualified incentive stock options ("ISO"), stock options not qualified and deferred stock and restricted stock. The exercise price for any option granted may not be less than fair value (110% fair value for ISOs granted to certain employees). Under the Stock Option Plan, 375 shares are reserved for issuance. In January 1998, 100 options were granted at an exercise price of $38,680 per share. The options vest at the end of seven years from the date of grant. If an initial public offering of the Company's securities is consummated, 25.0% of the outstanding options will immediately vest and the balance will vest over the next three years. The options expire ten years from the date of grant.

     Effective July 1, 1998, the Company adopted the 1998 Employee Stock Purchase Plan (the 1998 Stock Purchase Plan) The 1998 Stock Purchase Plan is intended to qualify as an Employee Stock Purchase Plan under Section 423 of the Internal Revenue Service Code. Under terms of the 1998 Stock Purchase Plan, 200 shares of common stock are reserved for issuance. No shares were issued under the 1998 Stock Purchase Plan.

     In May 1998, the Company amended its secured line of credit agreement to allow borrowings up to $120.0 million from a financial institution based upon eligible accounts receivable and inventories. The borrowings bear interest at the Company's option at the rate of prime 8.5% at June 30, 1998 plus 0.25% or at Libor (5.78% at June 30, 1998) plus 2.75%. The Company elected to designate the Libor rate. The line of credit expires on December 31, 2002. The agreement provides

                             SKECHERS U.S.A., INC.

                                 MARCH 31, 1998
                                  (UNAUDITED)

for the issuance of letters of credit up to a maximum of $18.0 million, which decreases the amount available for borrowings under the agreement. The Company is required to maintain certain financial covenants including specified minimum tangible net worth, working capital and leverage ratios and limit the ability of the Company to pay dividends if it is in default of any provisions of the credit facility. The Company was in compliance with these covenants as of March 31, 1998.

     In June 1998, the Company refinanced the long-term note payable of $13.3 million to stockholder. The note was refinanced through a secured note payable with a financial institution, bearing interest at the rate of prime plus 0.25%, due at the earlier of June 1999 or the consummation of an initial public offering of the Company's securities. The note is guaranteed by a stockholder and the guaranty is collateralized by approximately $13.3 million in cash pledged by the stockholder to support the guaranty.

------------------------------------------------------
------------------------------------------------------

NO PERSON HAS BEEN AUTHORIZED IN CONNECTION WITH THE OFFERING MADE HEREBY TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, THE SELLING STOCKHOLDER OR ANY UNDERWRITER. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER OF ANY SECURITIES OTHER THAN THOSE TO WHICH IT RELATES OR AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, TO ANY PERSON IN ANY JURISDICTION WHERE SUCH OFFER OR SOLICITATION WOULD BE UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.

                               ------------------

                               TABLE OF CONTENTS

                                        PAGE
                                        ----
Prospectus Summary....................    3
Risk Factors..........................    8
Use of Proceeds.......................   18
Prior S Corporation Status............   18
Dividend Policy.......................   19
Capitalization........................   20
Dilution..............................   21
Selected Financial Data...............   22
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations.......................   24
Business..............................   39
Management............................   60
Certain Transactions..................   69
Principal Stockholders................   70
Description of Capital Stock..........   71
Shares Eligible for Future Sale.......   73
Underwriting..........................   75
Legal Matters.........................   76
Experts...............................   77
Additional Information................   77
Index to Financial Statements.........  F-1

                               ------------------

Until                     , 1998 (25 days after the date of this Prospectus) all
dealers effecting transactions in the registered securities, whether or not participating in this distribution, may be required to deliver a Prospectus. This delivery requirement is in addition to the obligation of dealers to deliver a Prospectus when acting as Underwriters and with respect to their unsold allotments or subscriptions.
------------------------------------------------------
------------------------------------------------------
------------------------------------------------------
------------------------------------------------------
                                             Shares

                             SKECHERS U.S.A., INC.
                                     [LOGO]
                                  Common Stock
                              --------------------
                                   PROSPECTUS
                              --------------------

                                 BT ALEX. BROWN

                       PRUDENTIAL SECURITIES INCORPORATED

                                          , 1998
------------------------------------------------------
------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The Registrant estimates that expenses in connection with the offering described in this registration statement, other than underwriting discounts and commissions, will be as follows:

Securities and Exchange Commission registration fee.........  $   33,942
NASD filing fee.............................................      12,006
New York Stock Exchange listing fee.........................      75,000*
Printing expenses...........................................     225,000*
Accounting fees and expenses................................     225,000*
Legal fees and expenses.....................................     300,000*
Directors' and Officers' Insurance..........................   1,100,000*
Fees and expenses (including legal fees) for qualifications
  under state securities laws...............................       5,000*
Transfer agent's fees and expenses..........................      10,000*
Miscellaneous...............................................      14,052*
                                                              ----------
          Total.............................................  $2,000,000*
                                                              ==========

---------------
* Estimated.

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Section 145 of the Delaware General Corporation Law permits the Registrant to, and Article VIII of the Registrant's Amended and Restated Certificate of Incorporation provides that the Registrant shall, indemnify each person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he is or was, or has agreed to become, a director or officer of the Registrant, or is or was servicing, or has agreed to serve, at the request of the Registrant, as a director, officer or trustee of, or in a similar capacity with, another corporation, partnership, joint venture, trust or other enterprise (including any employee benefit plan), or by reason of any action alleged to have been taken or omitted in such capacity, against all expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him or on his behalf in connection with such action, suit or proceeding and any appeal therefrom.

     Pursuant to the Underwriting Agreement, the Company and the Selling Stockholder have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES

     None.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

     (A) EXHIBITS

EXHIBIT
NUMBER                       DESCRIPTION OF EXHIBIT
-------                      ----------------------
  1.1*    Form of Underwriting Agreement
  2.1*    Agreement of Reorganization and Plan of Merger
  3.1     Certificate of Incorporation

EXHIBIT
NUMBER                       DESCRIPTION OF EXHIBIT
-------                      ----------------------
  3.2     Bylaws
  4.1*    Form of Specimen Stock Certificate
  5.1*    Opinion of Freshman, Marantz, Orlanski, Cooper & Klein, a
          law corporation
 10.1     Amended and Restated 1998 Stock Option, Deferred Stock and
          Restricted Stock Plan
 10.2*    1998 Employee Stock Purchase Plan
 10.3*    Form of Employment Agreement between the Registrant and
          Robert Greenberg
 10.4*    Form of Employment Agreement between the Registrant and
          Michael Greenberg
 10.5*    Form of Employment Agreement between the Registrant and
          David Weinberg
 10.6*    Form of Indemnification Agreement between the Registrant and its directors and executive officers
 10.7*    Form of Registration Rights Agreement between the
          Registrant, the Greenberg Family Trust and Michael Greenberg
 10.8*    Tax Indemnification Agreement
 10.9*    Promissory Note between the Registrant and Robert Greenberg dated June 12, 1995
 10.10*   Amended and Restated Loan and Security Agreement between the
          Registrant and Heller Financial, Inc., dated             ,
          1998
 10.11*   Lease, dated April 15, 1998, between the Registrant and
          Holt/Hawthorn and Victory Partners, regarding 228 Manhattan
          Beach Boulevard, Manhattan Beach, California
 10.12    Commercial Lease Agreement, dated February 19, 1997, between the Registrant and Richard and Donna Piazza, regarding 1110
          Manhattan Avenue, Manhattan Beach, California
 10.13    Lease, dated June 12, 1998, between the Registrant and
          Richard and Donna Piazza, regarding 1112 Manhattan Avenue,
          Manhattan Beach, California
 10.14    Lease, dated November 21, 1997, between the Registrant and
          The Prudential Insurance Company of America, regarding 1661
          So. Vintage Avenue, Ontario, California
 10.15    Lease, dated November 21, 1997, between The Prudential
          Insurance Company of America, regarding 1777 So. Vintage
          Avenue, Ontario, California
 10.16    Commercial Lease, dated April 10, 1998, between the
          Registrant and Proficiency Ontario Partnership, regarding
          5725 East Jurupa Street, Ontario, California
 23.1     Consent of KPMG Peat Marwick LLP
 23.2*    Consent of Freshman, Marantz, Orlanski, Cooper & Klein
          (contained in exhibit 5.1)
 24.1     Power of attorney (included on signature page of
          Registration Statement)
 27       Financial Data Schedules
 99.1     Consent of Richard Siskind as Nominated Director

---------------
* To be filed by amendment

     (B) SCHEDULES

        Schedule II -- Valuation and Qualifying Accounts

ITEM 17. UNDERTAKINGS

     (a) The undersigned registrant hereby undertakes to provide to the Underwriters at the closing specified in the Underwriting Agreement certificates in such denominations and registered in such names as required by the Underwriters to permit prompt delivery to each purchaser.

     (b) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     (c) The undersigned registrant hereby undertakes that:

          (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b) (1) or
     (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it is declared effective.

          (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Manhattan Beach, State of California on July 29, 1998.

                                          SKECHERS U.S.A., INC.

                                          By:     /s/ ROBERT GREENBERG
                                            ------------------------------------
                                                      Robert Greenberg
                                                   Chairman of the Board
                                                and Chief Executive Officer

                               POWER OF ATTORNEY

     We, the undersigned officers and directors of Skechers U.S.A., Inc., do hereby constitute and appoint Robert Greenberg, Michael Greenberg and David Weinberg, or either of them, our true and lawful attorneys and agents, to do any and all acts and things in our names in the capacities indicated below, which said attorneys and agents, or either of them, may deem necessary or advisable to enable said corporation to comply with the Securities Act of 1933, as amended, and any rules, regulations, and requirements of the Securities and Exchange Commission, in connection with this Registration Statement, including specifically, but without limitation, power and authority to sign for us or any of us in our names and in the capacities indicated below, any and all amendments (including post-effective amendment) to this Registration Statement, or any related registration statement that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933, as amended; and we do hereby ratify and confirm all that the said attorneys and agents, or either of them, shall do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacity indicated on July 29, 1998.

                       SIGNATURE                                             TITLE
                       ---------                                             -----

                  /s/ ROBERT GREENBERG                    Chairman of the Board and Chief Executive
--------------------------------------------------------  Officer (Principal Executive Officer)
                    Robert Greenberg

                 /s/ MICHAEL GREENBERG                    President and Director
--------------------------------------------------------
                   Michael Greenberg

                   /s/ DAVID WEINBERG                     Executive Vice President, Chief Financial
--------------------------------------------------------  Officer and Director (Principal Financial
                     David Weinberg                       and Accounting Officer)

                                  SCHEDULE II

                             SKECHERS U.S.A., INC.

                       VALUATION AND QUALIFYING ACCOUNTS
                  YEARS ENDED DECEMBER 31, 1995, 1996 AND 1997

                                            BALANCE AT   CHARGED TO   DEDUCTIONS     BALANCE
                                            BEGINNING    COSTS AND        AND         AT END
               DESCRIPTIONS                 OF PERIOD     EXPENSES    WRITE-OFFS    OF PERIOD
               ------------                 ----------   ----------   -----------   ----------
As of December 31, 1995
  Allowance for obsolescence..............   $115,000    $  873,000   $        --   $  988,000
  Allowance for doubtful accounts.........    312,000       356,000      (302,000)     366,000
  Reserve for sales returns and
     allowances...........................    152,000     7,034,000    (6,380,000)     806,000
As of December 31, 1996
  Allowance for obsolescence..............    988,000       420,000      (500,000)     908,000
  Allowance for doubtful accounts.........    366,000       623,000      (694,000)     295,000
  Reserve for sales returns and
     allowances...........................    806,000     5,517,000    (5,498,000)     825,000
As of December 31, 1997
  Allowance for obsolescence..............    908,000       554,000      (554,000)     908,000
  Allowance for doubtful accounts.........    295,000     1,878,000      (908,000)   1,265,000
  Reserve for sales returns and
     allowances...........................    825,000     5,463,000    (5,563,000)     725,000

                               INDEX TO EXHIBITS

EXHIBIT
NUMBER                       DESCRIPTION OF EXHIBIT
-------                      ----------------------
  1.1*    Form of Underwriting Agreement
  2.1*    Agreement of Reorganization and Plan of Merger
  3.1     Certificate of Incorporation
  3.2     Bylaws
  4.1*    Form of Specimen Stock Certificate
  5.1*    Opinion of Freshman, Marantz, Orlanski, Cooper & Klein, a
          law corporation
 10.1     Amended and Restated 1998 Stock Option, Deferred Stock and
          Restricted Stock Plan
 10.2*    1998 Employee Stock Purchase Plan
 10.3*    Form of Employment Agreement between the Registrant and
          Robert Greenberg
 10.4*    Form of Employment Agreement between the Registrant and
          Michael Greenberg
 10.5*    Form of Employment Agreement between the Registrant and
          David Weinberg
 10.6*    Form of Indemnification Agreement between the Registrant and its directors and executive officers
 10.7*    Form of Registration Rights Agreement between the
          Registrant, the Greenberg Family Trust and Michael Greenberg
 10.8*    Tax Indemnification Agreement
 10.9*    Promissory Note between the Registrant and Robert Greenberg dated June 12, 1995
 10.10*   Amended and Restated Loan and Security Agreement between the
          Registrant and Heller Financial, Inc., dated
                              , 1998
 10.11*   Lease, dated April 15, 1998, between the Registrant and
          Holt/Hawthorn and Victory Partners, regarding 228 Manhattan
          Beach Boulevard, Manhattan Beach, California
 10.12    Commercial Lease Agreement, dated February 19, 1997, between the Registrant and Richard and Donna Piazza, regarding 1110
          Manhattan Avenue, Manhattan Beach, California
 10.13    Lease, dated June 12, 1998, between the Registrant and
          Richard and Donna Piazza, regarding 1112 Manhattan Avenue,
          Manhattan Beach, California
 10.14    Lease, dated November 21, 1997, between the Registrant and
          The Prudential Insurance Company of America, regarding 1661
          So. Vintage Avenue, Ontario, California
 10.15    Lease, dated November 21, 1997, between The Prudential
          Insurance Company of America, regarding 1777 So. Vintage
          Avenue, Ontario, California
 10.16    Commercial Lease, dated April 10, 1998, between the
          Registrant and Proficiency Ontario Partnership, regarding
          5725 East Jurupa Street, Ontario, California
 23.1     Consent of KPMG Peat Marwick LLP
 23.2*    Consent of Freshman, Marantz, Orlanski, Cooper & Klein
          (contained in exhibit 5.1)
 24.1     Power of attorney (included on signature page of
          Registration Statement)
 27       Financial Data Schedules
 99.1     Consent of Richard Siskind as Nominated Director

---------------
* To be filed by amendment